      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 5, 2002


                           REGISTRATION NO. 333-83640


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           FIRST SHARES BANCORP, INC.
                 (Name of small business issuer in its charter)

             INDIANA                                              6022                                  35-1948962
(State or jurisdiction of incorporation               (Primary Standard Industrial         (I.R.S.  Employer Identification No.)
or organization)                                       Classification Code Number)
                                                         996 SOUTH STATE ROAD 135
                                                         GREENWOOD, INDIANA 46143
                                                             (317) 882-4790
                                                    (Address and telephone number of
                                                       principal executive offices)
                                                         996 SOUTH STATE ROAD 135
                                                         GREENWOOD, INDIANA 46143
                                                (Address of principal place of business
                                                or intended principal place of business)
                                                             JERRY R. ENGLE
                                                        996 SOUTH STATE ROAD 135
                                                        GREENWOOD, INDIANA 46143
                                                           (317) 882-4790

                                         (Name, address and telephone number of agent for service)

                                                             Copies to:
                DAVID A. BUTCHER, ESQ.                                                 JOHN R. ZERKLE, ESQ.
                 ALAN W. BECKER, ESQ.                                                   CURT W. HIDDE, ESQ.
               BOSE MCKINNEY & EVANS LLP                                           LEAGRE CHANDLER & MILLARD LLP
       135 NORTH PENNSYLVANIA STREET, SUITE 2700                             135 NORTH PENNSYLVANIA STREET, SUITE 1400
             INDIANAPOLIS, INDIANA 46204                                         INDIANAPOLIS, INDIANA 46204-2415
                    (317) 684-5000                                                        (317) 808-3000

     Approximate date of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                         CALCULATION OF REGISTRATION FEE
================================================================================

             TITLE OF EACH CLASS OF                   AMOUNT TO BE        PROPOSED MAXIMUM    PROPOSED MAXIMUM         AMOUNT OF
         SECURITIES TO BE REGISTERED                  REGISTERED          OFFERING PRICE         AGGREGATE       REGISTRATION FEE(3)
                                                                            PER SECURITY       OFFERING PRICE
------------------------------------------------------------------------------------------------------------------------------------
8% Redeemable  Subordinated  Debentures Due            $5,000,000               $990             $4,950,000             $455.40
July 1, 2011
------------------------------------------------------------------------------------------------------------------------------------
Cancelable  Mandatory  Stock Purchase  Contracts       $5,000,000          $10 per $1,000          $50,000               $4.60
Exercisable Not Later Than January 1, 2011 (1)       in Face Amount        Face Amount of
                                                                              Contract
------------------------------------------------------------------------------------------------------------------------------------
Common Shares, $.01 par value (2)                                                                $5,000,000             $460.00
------------------------------------------------------------------------------------------------------------------------------------

 (1) Each Cancelable Mandatory Stock Purchase Contract ("Equity Contract") obligates First Shares Bancorp, Inc. (the "Company") to sell, and the registered owner thereof to purchase, on January 1, 2011, common shares of the Company.

 (2) This Registration Statement covers 1,000,000 common shares, the estimated number of shares to be reserved for issuance pursuant to the Equity Contracts (500,000) as well as the additional common shares (500,000) which holders of Equity Contracts will be entitled to purchase in certain circumstances. We have excluded the number of common shares and price per share pursuant to Rule 457(o).

 (3) The Company previously paid a registration fee of $736 with the initial filing.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS



APRIL 5, 2002


                               [FIRST BANK LOGO]

                           FIRST SHARES BANCORP, INC.


$5,000,000 IN PRINCIPAL AMOUNT OF 8% REDEEMABLE SUBORDINATED DEBENTURES DUE JULY
                                    1, 2011

                                      AND

    CANCELABLE MANDATORY STOCK PURCHASE CONTRACTS REQUIRING THE PURCHASE OF
                          $5,000,000 IN COMMON SHARES

                                AT $10 PER SHARE
                         NOT LATER THAN JANUARY 1, 2011
                             ---------------------

FIRST SHARES BANCORP, INC.

- We are the holding company for First Bank, an Indiana state-chartered bank located in Greenwood, Indiana. Our assets grew from $44.0 million at March 31, 1999 to $128.1 million at December 31, 2001, an increase of 191%. Our loans and deposits also increased by 242% and 183%, respectively, during that period.

THE OFFERING

- We are offering two different securities: Debentures and Cancelable Mandatory Stock Purchase Contracts (or Equity Contracts). We intend to issue these securities to each investor in equal face amounts, or may, in our discretion, issue them separately. If you hold both securities in equal amounts until January 1, 2011, the principal balance of your Debentures will be used to pay the purchase price under your Equity Contracts.


- Debentures. We are offering up to $5,000,000 in principal amount of 8% Redeemable Subordinated Debentures due July 1, 2011. Interest on the Debentures will be paid quarterly. The Debentures are unsecured and subordinate to most of our other current and future debts. We can repurchase the Debentures at the prices described in this prospectus at any time.


- Equity Contracts. We are also offering contracts which permit you to purchase before, and require you to purchase on, January 1, 2011, our common shares at $10 per share.


- The Debentures and Equity Contracts will be sold primarily by our sales agent, David A. Noyes & Company. Noyes has agreed to use its best efforts to sell the securities but must sell a minimum of $2,500,000 of Debentures and Equity Contracts in order to sell any. The offering is scheduled to end on June 28, 2002, but we may extend the offering until September 30, 2002. Unless otherwise permitted by us, the minimum investment per investor is $10,000 and the maximum investment is $500,000.


- We will place all the money we receive from the offering in escrow with an independent agent until we receive subscriptions for at least $2,500,000 of Debentures and Equity Contracts. If we do not meet this condition, we will return all funds with interest.

MARKETS FOR OUR SECURITIES

- There is presently no market for the Debentures or the Equity Contracts, and we do not expect an active market to develop. Our common shares are currently quoted on the OTC Bulletin Board and traded under the symbol "FBGI."

--------------------------------------------------------------------------------


                                                      PRICE TO PUBLIC   SALES COMMISSIONS   PROCEEDS TO THE COMPANY
                                                      ---------------   -----------------   -----------------------
Per Debenture ($1,000 Principal Amount).............    $   990.00          $  64.35              $   925.65
Per Equity Contract ($1,000 Face Amount)............    $    10.00          $   0.65              $     9.35
Total
  Minimum...........................................    $2,500,000          $162,500              $2,337,500
  Maximum...........................................    $5,000,000          $325,000              $4,675,000


--------------------------------------------------------------------------------

     THIS INVESTMENT IS NOT A DEPOSIT OR AN ACCOUNT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. SOME OF THE RISKS OF THIS INVESTMENT ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 7.
--------------------------------------------------------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
                            DAVID A. NOYES & COMPANY

                               [FIRST BANK LOGO]


                                [MAP OF INDIANA]


GREENWOOD OFFICES:                          MORGANTOWN OFFICE:                       NASHVILLE OFFICE:

996 South State Road 135                    180 West Washington Street               160 East Main Street
Greenwood, Indiana                          Morgantown, Indiana                      Nashville, Indiana

1266 North Madison Avenue                   BARGERSVILLE OFFICE:                     TRAFALGAR OFFICE:
Greenwood, Indiana
                                            250 North State Road 135                 110 North State Road 135
3195 W. Fairview Road                       Bargersville, Indiana                    Trafalgar, Indiana
Greenwood, Indiana



                               INVESTOR RELATIONS:
                                 Jerry R. Engle
                                 (317) 882-4790
                              jengle@f1rstbank.com

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed business information and the financial statements and related notes that appear elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision. This prospectus contains forward-looking statements that involve risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those in the section entitled "Risk Factors" and elsewhere in this prospectus. All references to the "Company," "we," "us" or "our" in this prospectus mean First Shares Bancorp, Inc., and its wholly-owned subsidiary, First Bank, collectively, except where it is clear we mean otherwise.


                    FIRST SHARES BANCORP, INC. AND FIRST BANK

BUSINESS


     First Shares Bancorp, Inc. ("First Shares") is a bank holding company that owns all of the common shares of First Bank, an Indiana-chartered bank with deposit accounts insured by the Federal Deposit Insurance Corporation. After years of slow growth, we implemented an aggressive new growth strategy in March 1999 with the goal of capturing a significant portion of the market for banking services in Central Indiana, south of Indianapolis. From March 31, 1999 to December 31, 2001, our loan portfolio increased by 242%, our deposits increased by 183% and our assets increased by 191%. To help finance that growth, we raised approximately $2.7 million through a public offering of our common shares in 2000.


      The address of our principal executive offices is 996 South State Road 135, Greenwood, Indiana 46143, and our phone number is (317) 882-4790.


FIRST BANK'S MARKET AREA


     We operate in Central Indiana, principally in Johnson, Morgan and Brown counties, south of Indianapolis. As of the 2000 census, the most recent date for which figures were available, these three counties had a combined population of approximately 196,855. Johnson County was the third fastest growing county in Indiana based on a population increase from 1990 to 2000. As of November 30, 2001, the three-county area had an unemployment rate of less than 4%.

MANAGEMENT

     Jerry R. Engle is our President and Chief Executive Officer. He has over 30 years of banking experience. Until March 1999, when he joined us, Mr. Engle was the chief executive officer of Citizens Bank of Central Indiana, a position he assumed in 1992 when Indiana Bancshares, Inc., of which he was chief executive officer, merged into CNB Bancshares, Inc., the holding company for Citizens Bank. During his tenure at Citizens Bank, Mr. Engle managed the CNB affiliate bank based in Greenwood, Indiana which had average assets of approximately $652.1 million in 1998.

     John B. Ditmars is our Executive Vice President, a position he has held since March 1999. He has over 20 years of banking experience. Until March 1999, Mr. Ditmars was the Senior Lending Officer and head of the Commercial Lending Department for the Greenwood Region at Citizens Bank of Central Indiana, where he worked with Mr. Engle.

     Frank A. "Andy" Rogers is our Chairman of the board of directors, a position he assumed in 1999. He has approximately 40 years of banking experience and served as the chief executive officer of three separate financial institutions prior to his affiliation with us.

                                 THE OFFERING



Debentures................................  $5,000,000  in principal  amount of 8%  Redeemable  Subordinated  Debentures due July 1, 2011.  Interest on the Debentures  will be paid  quarterly.  The
                                            Debentures  are unsecured and  subordinate  to most of our other current and future debts.  We may redeem the  Debentures at the prices set forth in this prospectus at any time.



Equity Contracts..........................  $5,000,000 in face amount of Cancelable  Mandatory Stock Purchase  Contracts
                                            (or Equity  Contracts)  permitting  the purchase  before,  and requiring the purchase on,  January 1, 2011 of the maximum  number of whole common  shares that may be  purchased  for the face  amount of each  Equity  Contract  at a price of $10 per share.  THIS PURCHASE  OBLIGATION EXISTS EVEN IF ON JANUARY
                                            1, 2011 THE MARKET PRICE OF OUR COMMON SHARES IS BELOW $10.


Minimum and Maximum Purchases
and Escrow................................  You are  required  to invest a minimum  of  $10,000  in the  securities  and cannot  purchase more than $500,000  without our prior  consent.  Generally, we intend to issue the  securities  in equal face amounts to each  investor.
                                            However,  we may agree, in our discretion,  to issue them  separately.  Even if  you  initially  purchase  the  securities  in  equal  amounts,  you  can transfer them  separately.  We will terminate the offering on June 28, 2002, and we will return your entire  investment,  with  interest,  to you at that time if we have not received the minimum  offering  amount of  $2,500,000 of
                                            Debentures  and Equity  Contracts,  unless we decide to extend the  offering to  September  30, 2002.  We will place the funds we receive from  investors in escrow until we receive at least the minimum  offering  amount.  After we receive the minimum offering  amount,  we may have the escrow funds released to us at any time,  and future  subscription  proceeds  will be  immediately available for our use.

Transferability and Collateralization
Requirements..............................  Debentures  and Equity  Contracts  purchased  in equal face  amounts  can be
                                            transferred  together  or  separately.   If  you  choose  to  transfer  them
                                            separately,  the  transferee  of the Equity  Contract  (or you if you retain
                                            it) will be  required  to provide  specific  types of liquid  collateral  to secure the  purchase  obligation  under the  contract.  If we agree to allow you to initially  purchase an Equity  Contract  separately from a Debenture, you will  also be  required  to  provide  the same  types of  collateral  to secure the Equity  Contract.  Any time you hold an Equity Contract  separate from an equal  face  amount  Debenture,  you  will be  required  to  provide appropriate  collateral  for the Equity  Contract.  We have no discretion to waive this  requirement.  When  collateral  is  required,  you must  provide collateral  with a value at least equal to the purchase  price of the common shares under the Equity Contract.

Payment for Shares Under the
Equity Contracts..........................  In general,  payment for common  shares may be made in cash or by  surrender of  Debentures.  If payment  is not made by  January 1, 2011,  we will apply the  principal  of a commonly  registered  Debenture  towards  the  purchase price,  or we will apply any proceeds  received from  collateral  pledged to secure the Equity  Contract,  unless other  arrangements are made to pay for the common shares.


Redemption and Cancellation...............  We have  the  right  to  redeem  all the  Debentures  at any  time  prior to maturity  at the  redemption  prices set forth in this  prospectus.  We will provide you with between 30 and 60 days' advance  notice of any  redemption.
                                            The  redemption  premiums  range  between 8% and 0% and depend upon the date on which  the  redemption  occurs  and  whether  there  has been an  adverse change in the tax  consequences  with  respect to the  deductibility  of the interest  paid  on the  Debentures  or an  adverse  change  relating  to the capital treatment of the securities for regulatory purposes.


                                         When the Debentures are redeemed, the Contracts will be cancelled.
                                            However, you can purchase the common shares pursuant to your Equity
                                            Contract after you receive notice of a redemption until the actual redemption date. If we exercise the right to redeem the Debentures on or before July 1, 2010, we will pay a 1% cancellation fee for all
                                            Equity Contracts unless you elect to purchase common shares prior to the cancellation date, except that we will not be required to pay a cancellation fee if we redeem the Debentures after an adverse change in tax consequences or after an adverse change in capital treatment.
                                            The 1% cancellation fee will be based on the face amount of your
                                            Equity Contract. After July 1, 2010, no redemption premium or cancellation payment will be paid regardless of the reason for redemption and cancellation. Additionally, if you elect to purchase our common shares pursuant to an Equity Contract after notice of a redemption, you will not be entitled to the redemption premium on the
                                            Debentures or the cancellation fee on the Equity Contract.


Federal Income Tax Consequences...........  Although the issue is unsettled,  the Debentures  should  constitute debt to us for  federal  income  tax  purposes.  This will  permit us to deduct  the interest paid to you from our revenue for federal  income tax  purposes.  In the event that  interest is  determined  not to be  deductible by us, we can redeem  the  Debentures  at a  premium  of only 1%  until  July 1,  2010 and cancel the Equity Contracts without making any cancellation  payment.  After
                                            July 1, 2010,  no redemption  premium will be paid  regardless of the reason for redemption.

Use of Proceeds...........................  We intend to use  substantially  all of the proceeds  from this  offering to make capital  contributions  to First Bank.  We intend to use the  remainder of the proceeds for general corporate purposes.


No Established Market ....................  There is no established  market for the Debentures or the Equity  Contracts.
                                            Although  we believe  David A.  Noyes & Company  intends to make a market in the  securities,  we do not  intend to apply to list the  Debentures  or the
                                            Equity   Contracts   on  any   exchange  or  to  have  them  quoted  in  the
                                            over-the-counter  market.  Our common  shares are quoted on the OTC Bulletin
                                            Board but have not been frequently traded.

                  SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     The summary consolidated financial and other data presented below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements for the years ended December 31, 2001, 2000, and 1999 and related notes, which can be found at the end of this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus.

                                                                             YEARS ENDED
                                                  ---------------------------------------------------------------------
                                                    2001           2000            1999            1998          1997
                                                  --------       --------        --------        --------      --------
                                                          (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
CONSOLIDATED OPERATING DATA:
Interest income (tax equivalent)(1)               $  9,185       $  7,622        $  3,951        $  3,364      $  3,333
Interest expense                                     4,804          4,335           1,817           1,470         1,505
                                                  --------       --------        --------        --------      --------
Net interest income (tax equivalent)(1)              4,381          3,287           2,134           1,894         1,828
Tax equivalent adjustment(1)                           (21)           (26)            (40)            (43)          (22)
                                                  --------       --------        --------        --------      --------
Net interest income                                  4,360          3,261           2,094           1,851         1,806
Provision for loan losses                             (331)          (417)           (280)           (526)          (15)
Noninterest income                                   1,102            506             198             183           215
Noninterest expense                                  4,439          4,208           2,694           1,599         1,536
                                                  --------       --------        --------        --------      --------
Income (loss) before income taxes                      692           (858)           (682)            (91)          470
Income tax expense (benefit)                             -              -             (73)            (85)          182
                                                  --------       --------        --------        --------      --------
Net Income (loss)                                 $    692       $   (858)       $   (609)       $     (6)     $    288
                                                  ========       ========        ========        ========      ========
PER SHARE DATA:
Basic earnings (loss) per share                   $   0.66       $  (1.08)       $  (0.97)       $  (0.01)     $   0.53
Diluted earnings (loss) per share                 $   0.65       $  (1.08)       $  (0.97)       $  (0.01)     $   0.52
Cash dividends per share                                 -              -            0.13            0.17          0.16
Book value per share                                  6.90           6.27            6.92            8.22          8.37

CONSOLIDATED BALANCE SHEET DATA:
Total assets                                      $128,113       $106,436        $ 68,670        $ 42,865      $ 41,938
Earning assets                                     118,622         98,621          63,956          39,645        38,831
Securities available for sale                       22,881         15,772          16,875           8,535         4,907
Securities held to maturity                            275            276             617           1,334         2,874
Loans                                               93,715         81,903          46,146          26,651        28,921
Allowance for loan losses                           (1,148)          (910)           (549)           (346)         (396)
Total deposits                                     111,375         90,708          62,987          38,107        36,997
Noninterest-bearing deposits                        11,253         10,177           6,990           5,946         5,793
Interest-bearing deposits                          100,122         80,531          55,997          32,161        31,204
Shareholders' equity                                 7,263          6,599           4,597           4,485         4,566

FINANCIAL RATIOS:
Loans to deposits                                    84.14%         90.29%          73.26%          69.94%        78.17%
Return on average assets                              0.58          (0.94)          (1.19)          (0.01)         0.70
Return on average equity                              9.99         (17.83)         (12.33)          (0.13)         6.59
Average equity to average assets                      5.78           5.29            9.66           10.84         10.62
Dividend payout ratio                                    -              -               -               -         30.90
Net interest margin                                   3.93           3.90            4.56            4.87          4.74
Nonperforming loans to total loans                    0.33           0.15            0.31            0.97          1.50
Leverage capital ratio(3)                             6.95           7.87            7.13            9.92         10.03
Efficiency ratio(2)                                  80.96%        110.94%         115.54%          77.00%        75.18%

---------------
(1) Net interest income has been presented on both a tax equivalent and non-tax equivalent basis. The tax equivalent basis was calculated using a 34% tax rate for all periods presented. The tax equivalent adjustment reverses the tax equivalent basis in order to present net interest income in accordance with accounting principles generally accepted in the United States of America as reflected in the consolidated financial statements.

(2) The efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income, on a fully tax equivalent basis, and noninterest income.

(3)  This ratio is for First Bank only.

                                  RISK FACTORS

     You should carefully consider all of the information in this prospectus and, in particular, the following factors which describe particular risks in investing in the Company. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the price of our common shares could decline, we may not be able to make the interest payments on the Debentures, and you may lose part or all of your investment.

     This prospectus contains forward-looking statements that involve risks and uncertainties, including statements about our future plans, objectives, intentions and expectations. Many factors, including those described below, could cause actual results to differ materially from those discussed in any forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "plan" or "continue."

THE DEBENTURES ARE SUBORDINATED TO OUR OTHER DEBTS, AND WE MAY INCUR ADDITIONAL INDEBTEDNESS.

     The Debentures are subordinate to our obligations and to our general and secured creditors, whether currently outstanding or created in the future. The Debentures are our direct, unsecured obligations, are not obligations of our wholly-owned subsidiary, First Bank, and are not insured by the Federal Deposit Insurance Corporation. Because we are a holding company, the rights of our creditors, including the holders of the Debentures, to participate in the assets of First Bank, upon its liquidation or reorganization will be subject to the prior claims of First Bank's creditors (including depositors), except to the extent that we may be a creditor. As of December 31, 2001, we had $1,780,000 in outstanding indebtedness that is senior to the Debentures. Additionally, First Bank had outstanding indebtedness (excluding deposits) of $7,211,000 at that time. There is no restriction in the Debentures or the Indenture that prohibits us from incurring additional debt that will also be senior to the Debentures.

OUR ABILITY TO PAY INTEREST ON THE DEBENTURES COULD BE RESTRICTED.

    Our ability to pay the quarterly interest payments required by the Debentures will be primarily dependent upon our ability to obtain funds (through dividend distributions) from First Bank. First Bank's ability to distribute monies to us is dependent upon its ability to generate income from operations and is subject to regulation by the Indiana Department of Financial Institutions and the Federal Deposit Insurance Corporation (the "FDIC").


    Both of these regulatory agencies have required First Bank to maintain a leverage capital ratio of at least 7%. Although at December 31, 2001, First Bank's leverage capital ratio was only 6.95%, it was 7.02% at January 31, 2002 and 7.10% at February 28, 2002. The Indiana Department of Financial Institutions and the FDIC were notified of the short-fall at December 31, 2001, and neither of these regulatory agencies has taken any adverse action against First Bank because of this deficiency.

    Assuming that approximately $1,712,500 (minimum) and $3,850,000 (maximum) of the net proceeds from the offering will be available to be contributed to First Bank and that these proceeds were contributed to First Bank on January 1, 2002, this leverage capital ratio would increase to between approximately 8.32% and 9.80% after the offering. Except for the assumptions set forth above, these increases are based upon the actual financial condition and results of operations of First Bank as of February 28, 2002, and assume no material changes to First Bank's results of operations. Either or both of the regulatory agencies could impose a variety of restrictions on First Bank's operations in the future if its leverage capital ratio falls back below 7%, including restrictions on its ability to pay dividends to us.


    Additionally, Indiana law and FDIC regulations prohibit First Bank from declaring or paying any dividends that will impair its capital or that will be greater than its undivided profits. The DFI and the FDIC can also restrict dividends in certain other limited circumstances.

    Further, we are currently prohibited from incurring any additional debt and paying any dividends with respect to our common shares without the prior written permission of the Board of Governors of the Federal Reserve System. We obtained the Federal Reserve's consent to make this offering and to make the interest payments on the Debentures, but in the event that our financial condition deteriorates materially in the future, we may be subject to additional operating restrictions, including an inability to make the interest payments on the Debentures.

YOUR ABILITY TO ACCELERATE PAYMENTS UNDER THE DEBENTURES UPON DEFAULT IS EXTREMELY LIMITED.

    The maturity of the Debentures may be accelerated only in certain events of bankruptcy, insolvency or reorganization. In all other events, you are only entitled to receive past due amounts plus additional interest at a higher rate. Generally, the trustee under the Indenture will act on your behalf and is entitled to be reimbursed for its expenses before Debenture holders are paid in certain circumstances, such as in the event the trustee pursues and obtains a judgment on behalf of the Debenture holders. However, in the event of bankruptcy, insolvency, or reorganization, either the trustee or the holders of not less than 25% of the Debentures may accelerate the maturity of all outstanding Debentures immediately. The holders of a majority in principal amount of Debentures outstanding may cease the acceleration if the defaults under the Indenture have been remedied and all payments due have been made.


THE EQUITY CONTRACTS REQUIRE YOU TO PURCHASE OUR COMMON SHARES AT A FIXED PRICE.


     Each Equity Contract permits the purchase before, and requires the purchase on, January 1, 2011, of the maximum number of common shares that may be purchased for the face amount of the Equity Contract at a price of $10 per share. This purchase obligation exists even if on January 1, 2011, the market price for the common shares is below $10 per share. The average of the bid and asked prices for our common shares was $9.00 per share on March 22, 2002. Although we believe our stock price will increase if we achieve our strategic goals, we cannot assure you this will occur.



THE DEBENTURES ARE REDEEMABLE AND THE EQUITY CONTRACTS ARE CANCELABLE AT ANY
TIME.

    The Debentures are redeemable for cash, and the Equity Contracts are cancelable by us at any time before July 1, 2011. Except as described below, if we redeem the Debentures on or before July 1, 2010, we will pay a redemption premium on the Debentures ranging between 8% to 1% and a cancellation fee of 1% for the Equity Contracts. After July 1, 2010, there will be no redemption premium paid on the Debentures and no cancellation fee paid for the Equity Contracts. There will also be no redemption premium paid on the Debentures and no cancellation fee paid on the Equity Contracts if you elect to purchase our common shares under the Equity Contracts with Debentures prior to the actual redemption date. Furthermore, you will not be entitled to any cancellation fee for an Equity Contract if you elect to purchase our common shares under the Equity Contract prior to the actual cancellation date.

    We believe the Debentures will constitute debt for federal income tax purposes. Therefore, we believe we will be permitted to deduct the interest paid on the Debentures. However, the issue is unsettled, and it is possible that we will be unable to deduct the interest. In addition, banking regulators could determine that the Debentures are not includable, in whole or in part, as regulatory capital. If either event were to occur, we would be entitled to redeem the Debentures prior to July 1, 2010 at a premium of only 1%, and there would be no cancellation fee for the Equity Contracts.


UNDER CERTAIN CIRCUMSTANCES, YOU WILL BE REQUIRED TO PROVIDE COLLATERAL TO SECURE YOUR OBLIGATION TO PURCHASE OUR COMMON SHARES PURSUANT TO AN EQUITY CONTRACT.

    If you hold equal face amounts of Debentures and Equity Contracts and you elect to transfer the Debentures only, you will be required to provide certain types of liquid collateral (e.g., cash, CDs, letters of credit or U.S. guaranteed debt obligations) with a value equal to or greater than the aggregate purchase price of the common shares under the Equity Contract. Because the collateral will be held by us as long as the Equity Contract is outstanding, you will not be able to invest those funds in other investment opportunities which could provide for a higher return on your investment.


OUR EARNINGS WILL BE ADVERSELY IMPACTED IF THE PERIODIC AMOUNTS PAID ON THE DEBENTURES ARE NOT DEDUCTIBLE AS INTEREST EXPENSE.

     Whether the interest payments made under the Debentures will be deductible by us as interest expense is not free from doubt. The Internal Revenue Service could take the position that the Debentures are equity and not debt. In that case, the interest paid on the Debentures would not be deductible by us. This would have a materially adverse affect on our financial performance.

THERE WILL BE NO ESTABLISHED TRADING MARKET FOR THE DEBENTURES OR EQUITY CONTRACTS. THERE IS A VERY LIMITED TRADING MARKET FOR OUR COMMON SHARES.

     Neither the Debentures nor the Equity Contracts will be listed on any exchange or quoted in any established market (including the over-the-counter market) after the offering. However, David A. Noyes & Company has indicated it will attempt to make a market in the securities, but even in that event, we expect infrequent transactions in the Debentures and Equity Contracts. Our common shares are quoted on the OTC Bulletin Board, but transactions occur infrequently. We believe it is likely that the trading volume in our common shares on any given day in the foreseeable future will be low compared to other, larger companies. Thus, you may have some difficulty in buying or selling the Debentures or Equity Contracts and, upon exercise of the Equity Contracts, our common shares.

OUR NEED TO COMPLY WITH EXTENSIVE AND COMPLEX GOVERNMENTAL REGULATION COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

     The banking industry is subject to extensive regulation by state and federal banking authorities. Many of these regulations are intended to protect depositors, the public or the FDIC, rather than shareholders. Regulatory requirements affect our lending practices, capital structure, investment practices, dividend policy and many other aspects of our business.

     After the examination of the Company in the fourth quarter of 2000 by the Federal Reserve Board, that agency restricted us from taking any of the following actions without its prior approval: (i) declaring or paying any dividends, (ii) incurring any debt, and (iii) purchasing or redeeming any common shares. We have received no indication from the Federal Reserve Board as to when these restrictions may be lifted. However, we have received the approval of the Federal Reserve Board to issue the Debentures and pay the interest.

     Further, various aspects of the banking industry and our operations may be affected by federal economic and monetary policies, which are outside our control, by adversely affecting our ability to attract deposits, make loans and achieve satisfactory interest spreads.

OUR RECENT GROWTH HAS BEEN LIMITED BY OUR FINANCIAL CONDITION AND FUTURE GROWTH IS UNCERTAIN.

     Our strategy is to grow internally through increasing deposits and loans and, to the extent available, by branch acquisitions. Our growth during 2000 and 2001 was limited by our overall financial condition and, to some extent, by operating losses in 1999 and 2000. Our strategy to continue growth will be successful only if we can increase our level of loans and deposits at acceptable risk levels and terms without increasing non-interest expenses proportionately. Also, if we are not able to maintain profitability in the future, we might be forced to curtail our growth strategy to remain within regulatory capital requirements. Most of the net proceeds of this offering will be used to support our future growth. Competitive, economic and other factors could result in slower growth or higher non-interest expenses than anticipated, and we cannot assure you that we will be able to fully implement our growth strategy.

YOU SHOULD NOT EXPECT THAT THE SALE OF THE MINIMUM NUMBER OF SECURITIES WILL BE MADE ONLY TO UNAFFILIATED PERSONS EXERCISING INDEPENDENT INVESTMENT DISCRETION.


     Our officers and directors and certain shareholders may purchase securities in this offering on the same terms and conditions as all other purchasers, including purchases necessary to sell the minimum number of securities. Our executive officers and directors have initially indicated an interest in purchasing approximately $350,000 in Debentures and Equity Contracts. Our officers and directors may purchase more or less of the Debentures and Equity Contracts depending upon the demand for the securities. Because purchases by these individuals may be substantial, you should not place any reliance on the sale of the specified minimum offering amount as an indication of the merits of this offering or that such officer's, director's or shareholder's investment decision is shared by unaffiliated investors.


IF FIRST BANK EXPERIENCES GREATER LOAN LOSSES THAN ANTICIPATED, IT WILL HAVE AN ADVERSE EFFECT ON OUR NET INCOME AND OUR ABILITY TO FUND OUR GROWTH STRATEGY.

     The risk of nonpayment of loans is inherent in banking. If we experience greater nonpayment than anticipated, our earnings and overall financial condition could be adversely affected. Moreover, in order to achieve our growth targets, we may be required to increase commercial, consumer and agricultural lending in proportion to single-family residential real estate loans. As a result, we may assume greater risks than we have experienced in the past. Commercial loans involve more credit risk than residential real estate loans because they rely primarily on the operations of the borrower for repayment and secondarily on the underlying collateral. Consumer loans generally have shorter terms and higher interest rates than residential mortgage loans and usually involve more credit risk than mortgage loans because of the type and nature of the collateral and the potential adverse effects from job loss, illness or personal bankruptcy of the borrower. Agricultural loans generally have shorter terms and higher interest rates than residential mortgage loans and usually involve more credit risk than mortgage loans because the collateral generally consists largely of crops and livestock, which may be adversely affected by weather, disease or commodity prices.

     We attempt to manage our credit risk, and we also maintain an allowance for loan losses to provide for loan defaults and nonperformance. However, we cannot assure you that our monitoring, procedures and policies will reduce certain lending risks or that our allowance for loan losses will be adequate to cover actual losses. In addition, as a result of the recent and anticipated growth in our loan portfolio, loan losses may be greater than in the past and our estimate may be wrong. Higher than anticipated loan losses can cause insolvency and failure of a financial institution. In addition, future unexpected provisions for loan losses could materially and adversely affect our results of operations.

CHANGES IN INTEREST RATES COULD HAVE AN ADVERSE EFFECT ON OUR NET INCOME.

     Our profitability is based in part on the difference or "spread" between the interest rates we earn on investments and loans we make and the interest rates we pay on deposits and other interest-bearing liabilities. Like most banking institutions, our net interest spread and margin is affected by general economic conditions and other factors that influence market interest rates and by our ability to respond to changes in interest rates. At any given time, our assets and liabilities are affected differently by a given change in interest rates, principally because we do not match the maturities of our loans and investments precisely with our deposits and other funding sources. As a result, an increase or decrease in interest rates could have a material adverse effect on our net income, capital and liquidity.

     As of December 31, 2001, we had a negative interest rate gap of 25.50% of earning assets in the one-year time frame. Although this is within our internal policy limits, our earnings will be adversely affected in periods of rising interest rates because, during such periods, the interest expense paid on deposits and borrowings will generally increase more rapidly than the interest income earned on loans and investments. While management intends to take measures to mitigate interest rate risk, we cannot assure you that such measures will be effective in minimizing our exposure to interest rate risk.

     Changes in interest rates also can affect the average life of, and demand for, loans and mortgage-related securities. In a declining interest rate environment, for example, a financial institution is subject to reinvestment risk to the extent that it is not able to reinvest such prepayments at rates which are comparable to the rates on the paid-off loans.

THE LOSS OF ONE OR MORE KEY EXECUTIVES COULD SERIOUSLY IMPAIR OUR ABILITY TO IMPLEMENT OUR STRATEGY.


     For the foreseeable future, we will depend upon the services of Jerry R. Engle, our President and Chief Executive Officer, as well as other senior management we employ. The loss of services of Mr. Engle may have a material adverse effect on our operations. To protect against such a loss, we have obtained a key-man life insurance policy covering Mr. Engle in the amount of $2 million. We also entered into employment agreements with Mr. Engle and Mr. Ditmars, our Executive Vice President. The initial three year terms of these employment agreements expired in March of 2002, and Mr. Engle and Mr. Ditmars are now employed on one year terms under their employment agreements which terms will automatically renew each year in the future unless we or they elect to terminate their employment at the end of a one-year term. If Mr. Engle or Mr. Ditmars were no longer employed by us, it could impair our ability to implement our growth strategy.

OUR MANAGEMENT OWNS A SUBSTANTIAL PORTION OF OUR COMMON SHARES, AND THEIR INTERESTS MAY CONFLICT WITH YOURS.


     As of March 31, 2002, our directors and executive officers beneficially owned approximately 34% of our common shares, which includes options to purchase common shares that were exercisable within 60 days of that date. We expect that our directors and executive officers will purchase Debentures and Equity Contracts in this offering of approximately $350,000 in aggregate principal and face amounts. Accordingly, they will continue to be in a position to exercise substantial influence over our affairs and may impede the acquisition of control by a third party. We cannot assure you that the interests of our directors, executive officers and key employees will always align precisely with your interests. Additionally, certain provisions of state and federal law and our Articles of Incorporation and By-Laws will make it more difficult for anyone to acquire control of us without our board of directors' approval. In many cases, shareholders receive a premium for their shares in a change of control, and these provisions could make it somewhat less likely that a change in control will occur or that you will receive a premium for any shares purchased upon exercise of the Equity Contracts if a change of control does occur.


                                 USE OF PROCEEDS


     We anticipate the net proceeds from the offering will be about $2,012,500 if the minimum is raised and $4,350,000 if the maximum is raised, after deducting estimated sales commissions and offering expenses.

     If we only raise the minimum, we expect to contribute approximately $1,712,500 of the net proceeds to First Bank to increase its capital for regulatory purposes, and we will retain approximately $300,000 for general corporate purposes. If we raise the maximum, we expect to contribute approximately $3,850,000 of the net proceeds to First Bank and retain $500,000 for general corporate purposes. All net proceeds we retain will initially be invested in investment grade securities and held by us as working capital for general corporate purposes and to pay operating expenses, as well as for possible future capital contributions to First Bank.



                                MARKET PRICE DATA

     Our common shares are traded in the over-the-counter market and are quoted on the OTC Bulletin Board under the symbol FBGI. The following table sets forth the high and low bid prices for our common shares for the periods indicated. We paid no cash dividends during these periods. The information was obtained from Bloomberg L.P. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. Our stock was not publicly traded until the fourth quarter of 2000.




             QUARTER ENDED                             HIGH                          LOW
             -------------                             ----                          ---
             March 2000                                $ - -                        $ - -
             June 2000                                   - -                          - -
             September 2000                              - -                          - -
             December 2000                             9.00                         8.00
             March 2001                                8.00                         6.50
             June 2001                                 9.32                         6.05
             September 2001                            9.24                         8.00
             December 2001                             8.10                         8.00


     At December 31, 2001, there were 126 record holders of our common shares.

                                    DIVIDENDS

     Due to the financial condition of the Company, the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") has imposed restrictions on dividends paid by First Shares. We are not permitted to declare or pay any dividends without the prior written permission of the Federal Reserve Board. The Federal Reserve Board has not given us any indication of when these restrictions may be lifted. See, "Supervision and Regulation - First Shares - Dividends."

     Also, the Indiana Business Corporation Law prohibits First Shares from paying a dividend if, after giving it effect, we will not be able to pay our debts as they become due in the usual course of business or our total assets will be less than the sum of our total liabilities plus the amount that will be needed, if we were to be dissolved, to satisfy the preferential rights of any preferred shareholders. We currently have no outstanding preferred shares.

     Even if we were not subject to these restrictions, we expect that our earnings in the foreseeable future will be retained to finance our growth, and therefore, we do not anticipate paying any dividends for the foreseeable future. The declaration of dividends is at the discretion of the board of directors, and we cannot assure you that dividends will be declared at any time. If and when dividends are declared, they will be largely dependent upon the earnings of First Bank.

     Indiana law also restricts the amount of dividends First Bank may pay to First Shares. Indiana law prohibits any bank from declaring or paying dividends that will impair its capital or that will be greater than its undivided profits. In addition, the prior approval of the Department of Financial Institutions of the State of Indiana (the "DFI") is required for the payment of any dividend if the aggregate amount of all dividends paid by the bank during such calendar year, including the proposed dividend, would exceed the sum of the retained net income of the bank for the year to date and previous two years. The DFI and the Federal Deposit Insurance Corporation (the "FDIC") are also authorized to prohibit the payment of dividends by banks under certain circumstances. See, "Supervision and Regulation - First Bank - Dividends." Such requirements and policies may limit our ability to obtain dividends from First Bank, which will limit our ability to pay dividends to our shareholders and will also limit our ability to pay operating and other expenses, including the interest on the Debentures.

                                 CAPITALIZATION


     The following table sets forth our consolidated capitalization as of December 31, 2001, on an actual basis and on a pro forma basis as adjusted to give effect to this offering and the exercise of the Equity Contracts by surrender of the Debentures, assuming the sale of the minimum and maximum amount of the securities on December 31, 2001. You should read this information together with our consolidated financial statements and related notes, which are included elsewhere in this prospectus.


                                                                         AS OF DECEMBER 31, 2001
                                                      -------------------------------------------------------------
                                                                                      AS ADJUSTED
                                                                   ------------------------------------------------
                                                                          MINIMUM                   MAXIMUM
                                                                       AT          AT           AT           AT
                                                        ACTUAL      ISSUANCE   CONVERSION    ISSUANCE    CONVERSION
                                                      ----------   ----------  ----------   ----------   ----------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Deposits...........................................   $  111,375   $  111,375  $  111,375   $  111,375   $  111,375
Borrowings.........................................        8,991        8,991       8,991        8,991        8,991
Other..............................................          484          484         484          484          484
Debentures.........................................            -        2,500           -        5,000            -
                                                      ----------   ----------  ----------   ----------   ----------
          Total liabilities........................   $  120,850   $  123,350  $  120,850   $  125,850   $  120,850
                                                      ==========   ==========  ==========   ==========   ==========


Shareholders' equity:
     Common stock..................................           11           11          14           11           16
     Additional paid-in capital....................        4,674        4,674       7,171        4,674        9,669
     Retained earnings.............................        2,583        2,583       2,583        2,583        2,583
     Accumulated other comprehensive income........           (5)          (5)         (5)          (5)          (5)
                                                      ----------   ----------  ----------   ----------   ----------
          Total shareholders' equity...............   $    7,263   $    7,263  $    9,763   $    7,263   $   12,263
                                                      ==========   ==========  ==========   ==========   ==========
          Book value per share.....................   $     6.90   $     6.90  $     7.49   $     6.90   $     7.90






    The preceding table assumes the proceeds from the offering are classified as Debentures at issuance, no holders of Equity Contracts exercise their stock purchase rights prior to maturity and, at maturity, all of the outstanding Debentures are used to purchase common shares pursuant to the Equity Contracts. No amount is attributed at issuance to the Equity Contracts. In accordance with the terms of the instruments, holders may exercise their stock purchase rights prior to maturity or transfer Equity Contracts to other holders who may exercise their stock purchase rights prior to maturity. Further, the Company may redeem the Debentures, and cancel the Equity Contracts, prior to maturity. Upon issuance of the Debentures and the Equity Contracts, we will allocate the proceeds received to the separate instruments based upon their relative fair values. Any amount allocated to the Equity Contracts, less allocated issuance costs, will increase total shareholders' equity at issuance, and will be recognized as expense over the term of the Debentures.

                  SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     The summary consolidated financial and other data presented below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements for the years ended December 31, 2001, 2000, and 1999 and related notes, which can be found at the end of this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus.

                                                                         YEARS ENDED
                                                                         -----------
                                                          (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
                                                      2001           2000            1999           1998           1997
                                                      ----           ----            ----           ----           ----
CONSOLIDATED OPERATING DATA:
Interest income (tax equivalent) (1)              $  9,185      $   7,622      $    3,951    $      3,364    $    3,333
Interest expense                                     4,804          4,335           1,817           1,470         1,505
                                 --               --------      ---------      ----------    ------------    ----------
Net interest income (tax equivalent) (1)             4,381          3,287           2,134           1,894         1,828
Tax equivalent adjustment (1)                         (21)           (26)            (40)            (43)          (22)
                                 --               --------      ---------      ----------    ------------    ----------
Net interest income                                  4,360          3,261           2,094           1,851         1,806
Provision for loan losses                            (331)          (417)           (280)           (526)          (15)
Noninterest income                                   1,102            506             198             183           215
Noninterest expense                                  4,439          4,208           2,694           1,599         1,536
                                 --               --------      ---------      ----------    ------------    ----------
Income (loss) before income taxes                      692          (858)           (682)            (91)           470
Income tax expense (benefit)                             -              -            (73)            (85)           182
                                 --               --------      ---------      ----------    ------------    ----------
Net Income (loss)                                 $    692      $   (858)      $    (609)    $        (6)    $      288
                                                  ========      ========       =========     ===========     ==========

PER SHARE DATA:
Basic earnings (loss) per share                   $   0.66      $  (1.08)      $   (0.97)    $     (0.01)    $     0.53
Diluted earnings (loss) per share                 $   0.65      $  (1.08)      $   (0.97)    $     (0.01)    $     0.52
Cash dividends per share                                 -              -            0.13            0.17          0.16
Book value per share                                  6.90           6.27            6.92            8.22          8.37

CONSOLIDATED BALANCE SHEET DATA:
Total assets                                      $128,113      $ 106,436      $   68,670    $     42,865    $   41,938
Earning assets                                     118,622         98,621          63,956          39,645        38,831
Securities available for sale                       22,881         15,772          16,875           8,535         4,907
Securities held to maturity                            275            276             617           1,334         2,874
Loans                                               93,715         81,903          46,146          26,651        28,921
Allowance for loan losses                          (1,148)          (910)           (549)           (346)         (396)
Total deposits                                     111,375         90,708          62,987          38,107        36,997
Noninterest-bearing deposits                        11,253         10,177           6,990           5,946         5,793
Interest-bearing deposits                          100,122         80,531          55,997          32,161        31,204
Shareholders' equity                                 7,263          6,599           4,597           4,485         4,566

FINANCIAL RATIOS:
Loans to deposits                                    84.14%        90.29%          73.26%          69.94%        78.17%
Return on average assets                              0.58         (0.94)          (1.19)          (0.01)          0.70
Return on average equity                              9.99        (17.83)         (12.33)          (0.13)          6.59
Average equity to average assets                      5.78           5.29            9.66           10.84         10.62
Dividend payout ratio                                    -              -               -               -         30.90
Net interest margin                                   3.93           3.90            4.56            4.87          4.74
Nonperforming loans to total loans                    0.33           0.15            0.31            0.97          1.50
Leverage capital ratio (3)                            6.95           7.87            7.13            9.92         10.03
Efficiency ratio (2)                                 80.96%        110.94%         115.54%          77.00%        75.18%



(1) Net interest income has been presented on both a tax equivalent and non-tax equivalent basis. The tax equivalent basis was calculated using a 34% tax rate for all periods presented. The tax equivalent adjustment reverses the tax equivalent basis in order to present net interest income in accordance with accounting principles generally accepted in the United States of America as reflected in the consolidated financial statements.

(2) The efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income, on a fully tax equivalent basis, and noninterest income.

(3)  This ratio is for First Bank only.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our selected financial statements and the related notes presented elsewhere in this prospectus, as well as our historical financial statements which appear at the end of this prospectus.

     Certain statements in this section constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

     NET INCOME

    During 2001, we focused on increasing earnings, continuing to grow total loans and deposits, and increasing our market share. As a result, 2001 became a profitable year as expenses stabilized and net interest income and non-interest income increased. The financial results of the prior two years were adversely affected by significant increases in non-interest expenses due to aggressive growth and expansion initiatives. During 1999, we added three additional branches. We opened a fourth branch in January 2000. Our focus on earnings during 2001, combined with growing into the infrastructure created during the prior two years, resulted in net income of $692,000 or $.66 per basic share ($.65 per diluted share) for 2001 compared to a loss of $858,000 or $1.08 per share (both basic and diluted) for 2000. We reported a net loss of $609,000 in 1999, or $.97 per share (both basic and diluted). Our operating results for 1999 through 2001 do not include income tax expenses or benefits of any significance, due to our current net operating loss carryforward position. As earnings continue to improve in future periods, we expect to record income tax expense which will reduce net income. Since our short-term growth objectives have been attained, our focus for 2002 and beyond will be to continue to improve earnings and grow market share through exceptional customer service.

     Return on average assets ("ROA") for 2001, 2000, and 1999 was .58%, (.94)%, and (1.19)%, respectively, while return on average equity ("ROE") was 9.99%, (17.83)%, and (12.33)%, respectively, for those same periods.

   NET INTEREST INCOME

     Net interest income is the most significant component of our earnings. Net interest income is the difference between interest and fees realized on earning assets, which are primarily loans, securities and short-term investments, and interest paid on deposits and other borrowings. The net interest margin is this difference expressed as a percentage of average earning assets. Net interest income is determined by several factors, including the volume of earning assets and liabilities, the mix of earning assets and liabilities, and interest rates. For 2001, net interest income totaled $4.4 million, compared to $3.3 million in 2000, an increase of $1.1 million or 33.3%. This increase was driven primarily by the increase in the volume of earning assets (most notably loans) as we increased our market share in existing markets. Net interest income also increased from 1999 to 2000 by $1.2 million or 57.1%, as earning assets also experienced growth.

     Interest income for 2001 totaled $9.2 million, compared to $7.6 million for 2000, an increase of $1.6 million or 21.1%. While the increase in 2001 can be attributed to some extent to growth in the investment portfolio, growth in the loan portfolio was the primary contributor to the increase. Average investments, including securities and federal funds sold, were $22.7 million in 2001, up by $4.1 million from 2000's $18.6 million level, an increase of 22.0%. The average loan balance growth was higher, increasing from $65.8 million in 2000 to $88.9 million in 2001, representing an increase of 35.1%. The increased volume of earning assets has been the dominant factor for growth in interest income. In contrast, average yields, on a fully tax equivalent basis, negatively influenced interest income, declining from 9.04% for 2000 to 8.23% for 2001. During 2001, the Federal Reserve Bank cut interest rates several times, resulting in falling rates on the loan portfolio as loans repriced or customers refinanced loans at market rates.

     Interest expense increased from 2000 to 2001 by $469,000 or 10.8%. The increase was all volume driven, as average deposits increased in all categories by a total of $23.2 million, or 32.7%, during 2001. Time deposits increased the most, with the average balance rising by $15.4 million. In the declining interest rate environment of 2001, the average cost of deposits decreased from 5.55% in 2000 to 4.73% in 2001. Borrowed funds were utilized during 2001 to support growth. A decrease of $51,000 in interest expense was realized during 2001 compared to 2000 from these funding sources. The average cost of all interest bearing liabilities decreased from 5.66% in 2000 to 4.75% in 2001.

    Interest income totaled $7.6 million for 2000, up $3.7 million or 94.2% compared to 1999. Average earning assets increased $37.5 million or 80.3% during this period, with the loan portfolio primarily contributing to the increase. The yield on interest earning assets increased to 9.04% in 2000 from 8.45% in 1999.

    Interest expense increased $2.5 million or 138.9% in 2000, as average deposit balances increased $32.4 million or 83.9%. Growth occurred in all deposit categories but was led by increases in time deposits. The total cost of all interest bearing liabilities increased from 4.57% in 1999 to 5.66% in 2000 as we sought to grow deposits.

     The following tables set forth an analysis of our net interest income (on a tax-equivalent basis) for 2001, 2000, and 1999.

                    AVERAGE BALANCE SHEETS AND INTEREST RATES


                                     ASSETS

                                                                        YEARS ENDED DECEMBER 31,
                               ----------------------------------------------------------------------------------------------------
                                           2001                                  2000                              1999
                               ----------------------------------------------------------------------------------------------------
                                    AVERAGE    INTEREST  AVERAGE  AVERAGE      INTEREST     AVERAGE   AVERAGE    INTEREST   AVERAGE
                                    BALANCE                RATE   BALANCE                   RATE      BALANCE                RATE
                                    -------    --------  ------   -------      --------    ---------  -------    --------   -------
                                                                     (DOLLARS IN THOUSANDS)
INTEREST EARNING ASSETS
  Securities
       Taxable                   $  20,323    $   1,313    6.46% $  16,342    $   1,105       6.76%  $  9,649    $     555     5.75%
       Non-taxable (1)                 883           62    7.02      1,090           77       7.06      1,634          117     7.16
       Other                         1,354           55    4.06      1,409           87       6.17      2,685          122     4.54
       Unrealized gain/loss
          on AFS securities            182           --    0.00        (28)          --       0.00       (76)          --      0.00
                                 ---------    ---------    ----  ---------    ---------       ----   --------    ---------    -----
           Total securities
              Loans                 22,742        1,430    6.29     18,556        1,269       6.84     13,892          794     5.72

       Commercial                   19,803        1,684    8.50     12,494        1,409      11.28     10,077          996     9.88
       Real estate                  44,766        3,978    8.89     33,886        3,221       9.51     17,864        1,619     9.06
       Installment and
          other consumer            24,305        2,093    8.61     19,383        1,723       8.89      4,940          542    10.97
                                 ---------    ---------    ----  ---------    ---------       ----   --------    ---------    -----
                Total loans         88,874        7,755    8.73     65,763        6,353       9.66     32,881        3,157     9.60
                                 ---------    ---------    ----  ---------    ---------       ----   --------    ---------    -----
                Total earning
                   assets          111,616    $   9,185    8.23%    84,319    $   7,622       9.04%    46,773    $   3,951     8.45%
                                 =========    =========    ====  =========    =========       ====   ========    =========    =====
NONINTEREST EARNING ASSETS
       Allowance for loan
          losses                    (1,009)                           (733)                              (411)
       Premises and equipment        1,941                           1,928                                865
       Cash and due from
          banks                      3,797                           2,733                              2,600
       Accrued interest
          and other assets           3,410                           2,725                              1,295
                                 ---------                       ---------                         ----------
                Total assets     $ 119,755                       $  90,972                         $   51,122
                                 =========                       =========                         ==========

                      LIABILITIES AND SHAREHOLDERS' EQUITY


                                                             YEARS ENDED DECEMBER 31,
                             -----------------------------------------------------------------------------------------
                                        2001                         2000                           1999
                             -----------------------------------------------------------------------------------------
                              AVERAGE  INTEREST  AVERAGE   AVERAGE   INTEREST  AVERAGE    AVERAGE   INTEREST  AVERAGE
                              BALANCE              RATE    BALANCE               RATE     BALANCE               RATE
                             -----------------------------------------------------------------------------------------
                                                                (DOLLARS IN THOUSANDS)

INTEREST-BEARING LIABILITIES
  Deposits
   Interest-bearing
     demand deposits........ $ 26,006   $  800    3.08%   $18,717     $  920     4.92%    $10,768    $  406    3.77%
   Savings deposits.........    5,565      104    1.87      5,136        111     2.16       5,615       153    2.72
   Time deposits............   62,540    3,552    5.68     47,090      2,905     6.17      22,182     1,226    5.53
                             --------   ------            -------     ------              -------    ------
    Total interest-bearing
      deposits..............   94,111    4,456    4.73     70,943      3,936     5.55      38,565     1,785    4.63
  Borrowed funds
   FHLB advances............    4,129      204    4.94      4,047        266     6.57       1,174        32    2.73
   Repurchase agreements....      737        9    1.22          -          -     0.00           -         -    0.00
   Federal funds purchased..      382       22    5.76        732         51     6.97           -         -    0.00
   Notes payable............    1,755      113    6.44        875         82     9.37           -         -    0.00
                             --------   ------            -------     ------              -------    ------
    Total borrowed funds....    7,003      348    4.97      5,654        399     7.06       1,174        32    2.73
                             --------   ------            -------     ------              -------    ------
    Total interest-bearing
      liabilities...........  101,114   $4,804    4.75%    76,597     $4,335     5.66%     39,739    $1,817    4.57%
                             ========   ======            =======     ======              =======    ======

NONINTEREST-BEARING
LIABILITIES
  Noninterest-bearing
    demand Deposits.........   11,128                       9,373                           6,304
   Accrued interest and
     other liabilities......      588                         191                             141
   Shareholders' equity.....    6,925                       4,811                           4,938
                             --------                     -------                         -------
    Total liabilities and
      shareholders' equity.. $119,755                     $90,972                         $51,122
                             ========                     =======                         =======

INTEREST MARGIN RECAP
  Net interest income and
   interest rate spread.....            $4,381    3.48%               $3,287     3.38%               $2,134    3.88%
                                        ======                        ======                         ======
  Net interest income
   margin...................                      3.93%                          3.90%                         4.56%


-----------------------------
(1) Interest income on tax-exempt securities and loans has been adjusted to a tax equivalent basis using a marginal federal income tax rate of 34% for all years.

                                                     VOLUME/RATE ANALYSIS
                                                            2001-2000                           2000-1999
                                                  ------------------------------       -----------------------------
                                                              CHANGE    CHANGE                    CHANGE    CHANGE
                                                    TOTAL     DUE TO    DUE TO          TOTAL     DUE TO    DUE TO
                                                    CHANGE    VOLUME     RATE           CHANGE    VOLUME     RATE
                                                  ------------------------------       -----------------------------
                                                                       (DOLLARS IN THOUSANDS)
INTEREST INCOME
Loans.......................................        $1,402    $2,063   $ (661)           $3,196    $3,176    $  20
Securities
    Taxable.................................           208       259      (51)              550       458       92
    Tax-exempt..............................           (15)      (15)       -               (40)      (38)      (2)
    Other...................................           (32)       (7)     (25)              (35)      (73)      38
                                                    ------    ------   ------            ------    ------    -----
Total interest income.......................        $1,563    $2,300   $ (737)           $3,671    $3,523    $ 148
                                                    ======    ======   ======            ======    ======    =====

INTEREST EXPENSE
Interest-bearing DDAs.......................        $ (120)   $  290   $ (410)           $  514    $  364    $ 150
Savings deposits............................            (7)        9      (16)              (42)      (12)     (30)
Time deposits...............................           647       892     (245)            1,679     1,522      157
FHLB Advances...............................           (62)        5      (67)              234       148       86
Federal funds purchased.....................           (29)        -      (29)               51        51        -
Repurchase agreements.......................             9         9        -                 -         -        -
Notes payable...............................            31        63      (32)               82        82        -
                                                    ------    ------   ------            ------    ------    -----
Total interest expense......................        $  469    $1,268   $ (799)           $2,518    $2,155    $ 363
                                                    ======    ======   ======            ======    ======    =====
Net Interest income.........................        $1,094    $1,032   $   62            $1,153    $1,368    $(215)
                                                    ======    ======   ======            ======    ======    =====

     The effect of the cost of liabilities declining faster than the yield on earning assets was a slight expansion of the net interest margin. Net interest income, on a tax equivalent basis, for 2001 was $4.4 million, 33.3% higher than in 2000. Net interest income increased $1.2 million or 55.7% from 1999 to 2000. The net interest margin, on a tax equivalent basis for 2001, 2000, and 1999 was 3.93%, 3.90%, and 4.56%. During 1999, average noninterest bearing liabilities and equity supported 22.3% of average total earning assets, compared to 15.8% and 15.6% in 2000 and 2001. Time deposits, which tend to carry higher costs, comprised an increasing percentage of total average deposits from 1999 to 2000 but stabilized during 2001. Average time deposits comprised 66.5% of total average deposits in 2001, compared to 66.4% and 57.5% in 2000 and 1999, respectively. Interest expense on borrowed funds, including Federal Home Loan Bank ("FHLB") advances, repurchase agreements, federal funds purchased, and notes payable declined during 2001 due to the declining variable rates attached to those funding sources. The cost of borrowed funds actually increased from 1999 to 2000, as these funds were required to support growth.


   PROVISION FOR LOAN LOSSES AND ASSET QUALITY

     The provision for loan losses represents charges made to earnings to maintain an adequate allowance for loan losses. The allowance is maintained at an amount that we believe to be sufficient to absorb probable incurred losses in the loan portfolio. Monitoring loan quality and maintaining an adequate allowance is an ongoing process overseen by our senior management. On at least a quarterly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by management and the board of directors. This analysis serves as a point in time assessment of the level of the allowance and serves as a basis for provisions for loan losses.

     Our loan quality monitoring process includes assigning loan grades to commercial loans and the use of a watch list to identify loans of concern. The analysis of the allowance for loan losses includes the allocation of specific amounts of the allowance to individual problem loans, generally based on our analysis of the collateral securing those loans. Portions of the allowance are allocated to pools of loans, based upon a variety of factors including industry loss averages for similarly sized institutions, our own loss history, the fact that our growth in recent years makes our historical experience less meaningful, trends in delinquent and non-performing loans, and economic trends affecting our market. These components are added together and compared to the balance of our allowance at the evaluation date.

     The tables below set forth a summary of the activity in and the composition of the allowance for loan losses.

                      ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

                                                             FOR YEARS ENDED DECEMBER 31,
                                                         -------------------------------------
                                                            2001          2000         1999
                                                         -----------   -----------   ---------
                                                               (DOLLARS IN THOUSANDS)

Balance at beginning of year...........................   $   910       $   549      $   346
Loans charged-off
   Commercial..........................................       (58)            -           (94)
   Real estate-residential.............................       (33)           (4)          (14)
   Consumer............................................       (76)         (135)          (61)
                                                          --------      --------     ---------
           Total charge-offs...........................      (167)         (139)         (169)
                                                          --------      --------     ---------
Charge-offs recovered
   Commercial..........................................         1            23            40
   Real estate-residential.............................        14             2            12
   Consumer............................................        59            58            40
                                                          --------      ---------    ---------
           Total recoveries............................        74            83            92
                                                          --------      ---------    ---------
Net loans charged-off..................................       (93)          (56)          (77)
Current year provision.................................       331           417           280
                                                          --------      --------     ---------
Balance at end of year.................................   $ 1,148       $   910      $    549
                                                          ========      ========     =========
Loans at year end......................................   $93,715       $81,903      $ 46,146
Ratio of allowance to loans at year end................      1.22%         1.11%         1.19%
Average loans..........................................   $88,874       $65,763      $ 32,881
Ratio of net loans charged-off to average loans........      0.10%         0.09%        0.23%

                     ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

                                                                   DECEMBER 31,
                                                          --------------------------------
                                                            2001        2000       1999
                                                          ---------   ---------  ---------
                                                              (DOLLARS IN THOUSANDS)

Commercial............................................... $   510     $   317    $   203
Real estate-residential..................................     110          42         47
Consumer.................................................     498         525        262
Unallocated..............................................      30          26         37
                                                          ---------  ---------   ---------
Total.................................................... $ 1,148     $   910    $   549
                                                          =========  =========   =========

     The provision for loan losses was $331,000, $417,000, and $280,000 for 2001, 2000, and 1999, respectively. Total charge-offs in 2001, 2000 and 1999 were relatively consistent from year to year. The provision for all three years and related increase in the allowance are responsive to the loan growth realized during those periods and our assessment of the increasing risk in our portfolio. The risk complexion of the portfolio has increased as we have increased our commercial, commercial real estate, and construction loans. Additionally, a significant portion of the consumer loan portfolio consists of indirect loans, which tend to carry a higher level of risk than direct loans.

     The allowance for loan losses at year end 2001 was $1.15 million, or 1.22% of total loans, compared to $910,000, or 1.11% of total loans, at year end 2000 and $549,000 or 1.19% at year end 1999.

     Non-performing loans include nonaccrual loans, restructured loans, and loans delinquent 90 days or more. Loans are classified as nonaccrual when we believe the collection of interest is doubtful, typically when payments are past due 90 days, unless the loans are well secured and in the process of collection.

         The table below sets forth a summary of non-performing assets.

                              NONPERFORMING ASSETS

                                                                    DECEMBER 31,
                                                        -------------------------------------
                                                          2001          2000         1999
                                                        ----------   -----------  -----------
                                                               (DOLLARS IN THOUSANDS)
Principal balance

   Nonaccrual.......................................        $312           $ 93        $141
   90 days or more past due.........................           -             26           -
                                                          ------          -----       -----
Total nonperforming loans...........................        $312           $119        $141
                                                          ======          =====       =====
   Nonperforming loans as a percent of loans........        0.33%          0.15%       0.31%
   Other real estate owned..........................        $ 39           $ -         $ -
   OREO as a percent of loans.......................        0.04%          0.00%       0.00%
   Allowance as a percent of nonperforming loans....      367.95%        764.71%     389.36%

     Non-performing loans increased slightly over the past three years, rising from $141,000 at year-end 1999 to $312,000 at December 31, 2001, or from .31% of total loans in 1999 to .33% of total loans in 2001. While the dollar amount of non-performing loans increased, it has been stable as a percentage of the total portfolio.

     Impaired loans are those loans for which full payment in accordance with the contractual terms is not expected. The average balance for impaired loans was $211,000, $0, and $70,000 for 2001, 2000, and 1999, respectively.

     We designate certain loans for internal monitoring purposes on a watch list. Loans may be placed on the watch list as a result of delinquent status, concern about the borrower's financial condition or the value of the collateral securing the loan, substandard classification during regulatory examinations, or simply as a result of our desire to monitor more closely a borrower's financial condition and performance. Watch category loans may include loans with loss potential that are still performing and accruing interest and may be current under the terms of the loan agreement. However, we may have a significant degree of concern about the borrower's ability to continue performing according to the terms of the loan. Loss exposure on these loans is typically evaluated based primarily upon the estimated liquidation value of the collateral securing the loan. Also, watch list loans may include credits which, although adequately secured and performing, reflect a past delinquency problem or unfavorable financial trends exhibited by the borrower.

     At December 31, 2001, there were nineteen loans totaling $1.4 million graded substandard or doubtful included on the watch list. This compares to sixteen loans totaling $1.2 million graded substandard or doubtful at December 31, 2000. Of the watch list credits, $246,000 and $0 were classified as impaired at year-end 2001 and 2000, respectively.

   NONINTEREST INCOME AND EXPENSE

     The table below sets forth an analysis of changes in noninterest income and expense.

                         NONINTEREST INCOME AND EXPENSE

                                                                      PERCENT                    PERCENT
                                                                      CHANGE                     CHANGE
                                                          2001       FROM 2000      2000        FROM 1999          1999
                                                        --------   ------------   --------    ------------       --------
                                                                           (DOLLARS IN THOUSANDS)
Noninterest Income
  Service charges on deposit accounts..............     $   317         69.52%     $  187          46.09%          $  128
  Mortgage banking activities......................         451        215.38         143       1,687.50                8
  Increase in cash surrender value of insurance....         117         25.81          93         244.44               27
  Net gain on sale of securities...................          63             -           -              -                -
  Other............................................         154         85.54          83         137.14               35
                                                        -------                   -------                         -------
          Total noninterest income.................      $1,102        117.79%     $  506         155.56%          $  198
                                                        =======                   =======                         =======
Noninterest Expense
  Salaries and employee benefits...................      $2,559          9.64%     $2,334          44.52%          $1,615
  Occupancy........................................         355         (1.93)        362         139.74              151
  Equipment and data processing....................         378         (1.56)        384          51.78              253
  Core deposit amortization........................          44          0.00          44           0.00               44
  Postage, freight and express.....................          88         31.34          67          52.27               44
  Advertising......................................          87        (30.40)        125           6.84              117
  Stationery and office supplies...................          79        (15.05)         93          63.16               57
  Telephone........................................         117         (4.88)        123          92.19               64
  Committee and director fees......................          44         (2.22)         45          (2.17)              46
  Other............................................         688          9.03         631         108.25              303
                                                        -------                   -------                         -------
            Total noninterest expense..............      $4,439          5.49%     $4,208          56.20%          $2,694
                                                        =======                   =======                         =======

     Noninterest income increased $596,000, or 117.8% to $1.1 million for 2001 compared to $506,000 in 2000. The increase was attributed to the larger number of deposit accounts and a change in fee structure on those accounts, which increased service charge income by 69.5%. Cash surrender value earnings on life insurance increased $24,000.

     Mortgage banking activities generated $451,000 in noninterest income in 2001 compared to $143,000 in 2000. This was the result of increased volume due to lower interest rates. With the strong mortgage banking activity, we have relocated our mortgage banking division from our main office to a new facility in Greenwood, Indiana. We entered into this lease in January 2002. This move was necessary to accommodate the expansion of this division, as the number of employees in this area has expanded from 5 to 10.

     Noninterest income also rose from 1999 to 2000, increasing by $308,000 or 155.6%. With the mortgage banking division operational for a full year, gains from mortgage banking activity provided a substantial portion of the increase. Increases in service charges due to a higher number of deposits and increased earnings on cash surrender value also contributed to the increase.

     During 1999, we opened three new branch locations: two in Greenwood, Indiana and one in Nashville, Indiana, joining the existing locations of Morgantown and Trafalgar, Indiana. We opened an additional branch in Bargersville, Indiana in January 2000. With the expansion in our branch network, the number of employees increased from 52 in 1999 to 61 in 2000 and to 70 in 2001. Salary and employee benefit expenses followed suit, increasing from $1.6 million in 1999 to $2.3 million in 2000, an increase of 43.8%. Salary expense increased $225,000 or 9.6% from 2000 to 2001.

    With fewer branches added during 2000 and 2001, occupancy and equipment expenses have begun to flatten and actually declined slightly from 2000 to 2001. Occupancy and equipment expenses were $733,000 for 2001 compared to $746,000 in 2000, a decrease of $13,000 or 1.7%. Advertising expense decreased from $125,000 in 2000 to $87,000 in 2001. We expect to maintain this expenditure at this lower level in 2002, since our near term growth goals have been obtained, and we believe our past marketing efforts have effectively established awareness of our institution in the market area.

     In 2000, as compared to 1999, total noninterest expense increased $1.5 million or 56.2%. This increase resulted largely from the expansion of the branch network and related staffing and rental expense increases. Advertising expense was increased from $117,000 in 1999 to $125,000 in 2000, as we continued an aggressive marketing campaign in our new and existing markets. Legal, accounting and professional expense rose from $70,000 in 1999 to $142,000 in 2000, an increase of 102.9%, due primarily to the additional expenses incurred by the holding company related to the reporting requirements of being a publicly held company.

   INCOME TAXES

     While 2001 was a profitable year, we did not recognize any tax expense for 2001 because the net operating loss carryforwards that we generated in 1999 and 2000 offset all tax expense for 2001. No tax benefit was recognized for 2000, and the tax benefit recognized in 1999 was $73,000 which was the amount of tax paid that could be recovered by carrying back the net operating loss. A valuation allowance was established to reduce the carrying value of our net deferred tax asset (excluding the net unrealized gain on securities) to zero. We have a net operating loss carryforward, for tax purposes, of approximately $599,000. This will serve to reduce taxes payable, and tax expense, in future periods, provided we are profitable. The net operating loss carryforward expires in 2015.

FINANCIAL CONDITION AT DECEMBER 31, 2001

     Total assets were $128.1 million at year-end 2001 compared to $106.4 million at year-end 2000, an increase of $21.7 million or 20.4%. The increase in total assets was driven primarily by increased deposits which were principally utilized to fund additional loans of $9.3 million and to purchase additional securities of approximately $7 million with $3 million retained in cash. Federal funds sold, securities and cash balances increased while Fed funds purchased and FHLB debt were reduced as deposits grew twice as fast as loans.

     During 2001, we moved our Nashville branch into a permanent facility leased from a company wholly-owned by Frank A. Rogers, chairman of our board of directors.

     During 2000, we completed our initial public offering. Through this offering, we obtained net proceeds of $2.7 million, much of which was contributed to First Bank to support growth. This contribution, along with $1.7 million of proceeds advanced under our line of credit that was also contributed to First Bank, resulted in First Bank's restoration to the "well-capitalized" classification.

   SECURITIES

     Note 2 to the financial statements and the following table set forth information about securities.

                          SECURITIES MATURITY SCHEDULE


                                                                      AT DECEMBER 31, 2001
                                     ------------------------------------------------------------------------------------
                                     1 YEAR AND LESS      1 TO 5 YEARS       5 TO 10 YEARS       OVER 10 YEARS
                                     -----------------  -----------------  ------------------  ------------------  TOTAL
                                     BALANCE    RATE    BALANCE    RATE    BALANCE     RATE    BALANCE     RATE   BALANCE
                                     -------    ----    -------    ----    -------     ----    -------     ----   -------
                                                                    (DOLLARS IN THOUSANDS)
Available-For-Sale
   U.S. government & agencies......  $1,021     5.24%   $4,071      5.58%   $4,999     5.73%   $ 2,456     6.63%  $12,547
   States & political
     subdivisions (1)..............     111     9.09        51      9.09       483     6.68         71     9.90       616
   Other securities................       -        -         -         -       206     8.00      1,586     6.31     1,792
   Mortgage backed securities......       -        -         -         -       700     6.37      7,226     6.24     7,926
                                     ------     ----    ------      ----    ------     ----    -------     ----   -------
     Total available for sale......  $1,032             $4,122              $6,388             $11,339            $22,881
                                     ======             ======              ======             =======            =======
Held to Maturity
   U.S. government & agencies......       -        -%   $    -         -%   $    -        -%   $     -        -%  $     -
   States & political
     subdivisions (1)..............     275     7.22         -         -         -        -          -        -       275
   Mortgage backed securities......       -        -         -         -         -        -          -        -         -
                                     ------             ------              ------             -------            -------
      Total held to maturity.......  $  275             $    -              $    -             $     -            $   275
                                     ======             ======              ======             =======            =======

----------------------
(1) Average rates were calculated on a tax equivalent basis using a marginal federal income tax rate of 34%.

     Securities are designated as either available for sale or as held to maturity. To provide more flexibility, held to maturity securities have been allowed to mature and pay-off, with all security purchases since 1999 classified as available for sale. The securities portfolio continues to be largely comprised of U.S. Treasury and government agency securities. The securities portfolio increased from 2000 to 2001 as deposits grew faster than loans.

   LOANS


     Note 3 to the financial statements and the following table set forth information about the loan portfolio.

                                 LOAN PORTFOLIO

                                             DECEMBER 31, 2001       DECEMBER 31, 2000
                                           --------------------    ---------------------
                                            BALANCE     PERCENT     BALANCE      PERCENT
                                                       (DOLLARS IN THOUSANDS)
Loan Portfolio Composition (including
  loans held for sale)
Commercial.................................  $19,606      20.9%     $19,047        23.3%
Commercial real estate.....................   12,725      13.6        6,902         8.4
Residential real estate....................   27,296      29.1       20,721        25.3
Construction...............................   10,292      11.0       12,148        14.8
Consumer...................................   23,796      25.4       23,085        28.2
                                             -------    ------      -------      ------
                                             $93,715     100.0%     $81,903       100.0%
                                             =======     =====      =======       =====




                                                                         LOAN MATURITIES AT DECEMBER 31, 2001
                                                                      -------------------------------------------
                                                                       1 YEAR       1 - 5      OVER 5
                                                                      AND LESS      YEARS      YEARS       TOTAL
                                                                      --------    -------     --------    -------
                                                                                (DOLLARS IN THOUSANDS)
Commercial.......................................................      $13,409    $ 5,518      $  679     $19,606
Commercial real estate...........................................        4,692      4,590       3,443      12,725
Real estate-residential..........................................       15,878      2,658       8,760      27,296
Construction.....................................................        9,369        813         110      10,292
Consumer.........................................................        1,728     14,759       7,309      23,796
                                                                       -------    -------      -------    -------
          Total loans............................................      $45,076    $28,338      $20,301    $93,715
                                                                       =======    =======      =======    =======



                                                                                      SENSITIVITY TO CHANGES IN
                                                                                  INTEREST RATES AT DECEMBER 31, 2001
                                                                                  -----------------------------------
                                                                                   1 YEAR         OVER
                                                                                  AND LESS       1 YEAR       TOTAL
                                                                                  --------       ------      -------
                                                                                      (DOLLARS IN THOUSANDS)
Fixed rates.................................................................      $ 5,065      $45,190       $50,255
Variable rates..............................................................       32,900       10,560        43,460
                                                                                  -------      -------       -------
        Total loans.........................................................      $37,965      $55,750       $93,715
                                                                                  =======      =======       =======

     Total loans, including loans held for sale, increased $11.8 million or 14.4% from year-end 2000 to year-end 2001 as we continued to increase market share in existing markets, principally in the Johnson County, Indiana area. Loan growth occurred in nearly all categories.

     Commercial loans, including commercial real estate loans, grew by 24.6% or $6.4 million from 2000 to 2001 and comprised 34.5% of our portfolio at December 31, 2001. Growth in this segment was attributed to our continued focus in the communities we serve. Residential mortgages increased $6.6 million or 31.7% to $27.3 million. Contributing to this growth was the introduction of a home equity line of credit in 1999. With the significant growth obtained in other sectors of the loan portfolio, mortgage loans now comprise the second largest segment of the portfolio at 29.1%. Nonetheless, a majority of our portfolio remains secured by real estate, with residential, commercial and construction real estate loans comprising 53.7% of the portfolio at year end 2001.

     Consumer loans experienced modest growth, increasing $711,000 from 2000 to 2001. Total consumer loans were $23.8 million and comprised 25.4% of the portfolio at year-end 2001. A strong indirect lending program has allowed for continued growth in consumer loans, as we maintain relationships with several local auto and recreational vehicle dealers. Underwriting standards for indirect loans are consistent with the standards applied to direct loans in an effort to maintain strong asset quality.


     While we have achieved double-digit loan growth during 2001, we have continued to focus on asset quality. This is evidenced by only a modest increase in our net charge-offs and non-performing loans. While we have experienced a slight increase in net charge-offs and non-performing loans, our watch list loans, as a percentage of average loan balances, has declined. The ratio of year end loans classified as substandard or lower to average loan balances at December 31, 2001 was 1.57% compared to 1.82% at year-end 2000.

     During 1999, we started a mortgage banking division, providing our customers with a wider array of mortgage loan products. At year-end 2001, loans held for sale, which are carried at the lower of cost or fair value, totaled $2.8 million. All mortgage loans sold are sold service released.

   DEPOSITS

     Year-end total deposits increased $20.7 million or 22.8%, from 2000 to 2001, with growth driven by further penetration of existing markets and active advertising campaigns. Noninterest-bearing deposits increased to $11.3 million from $10.2 million. At December 31, 2001, $28.9 million or 44.1% of our time deposits had balances of greater than $100,000. The average balance of time deposits issued in amounts greater than $100,000 totaled $26.6 million in 2001 and $17.8 million in 2000, representing 42.6% and 37.8% of total average time deposits in each period.

     Note 6 to the financial statements and the following table set forth more information about our deposits.

       MATURITY RANGES OF TIME DEPOSITS WITH BALANCES OF $100,000 OR MORE
                              AT DECEMBER 31, 2001

                                                                                    (IN THOUSANDS)
                                                                                    --------------
3 months or less................................................................       $13,358
3 through 6 months..............................................................         4,920
6 through 12 months.............................................................         3,889
Over 12 months..................................................................         6,694
                                                                                       -------
          Total.................................................................       $28,861
                                                                                       =======

   CAPITAL

    Our subsidiary, First Bank, is subject to various regulatory capital guidelines as required by federal and state banking agencies. These guidelines define the various components of core capital and assign risk weights to various categories of assets.

    Tier 1 capital consists of shareholders' equity net of intangible assets and excluding unrealized gains and losses on securities available for sale, as defined by bank regulators. The definition of Tier 2 capital includes the amount of the allowance for loan losses that does not exceed 1.25% of gross risk weighted assets. Total capital is the sum of Tier 1 and Tier 2 capital.

    The minimum requirements under the capital guidelines are generally at least a 4.00% leverage ratio (Tier 1 capital divided by average assets excluding unrealized gains/losses), a 4.00% Tier 1 risk-based capital ratio (Tier 1 capital divided by risk-weighted assets), and an 8.00% total capital ratio (Tier 1 capital plus Tier 2 capital divided by risk-weighted assets).

    The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires federal regulatory agencies to define capital tiers. These are: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under these regulations, a "well-capitalized" institution must achieve a Tier 1 risk-based capital ratio of at least 6.00%, and a total capital ratio of at least 10.00%, and a leverage ratio of at least 5.00%. In order to be well capitalized, an institution also cannot be under a capital directive order. Failure to meet capital requirements could cause a regulatory agency to initiate or impose corrective actions that could have a direct material effect on our results of operations and financial condition. If an institution is only adequately capitalized, regulatory approval is required to accept brokered deposits. If an institution is undercapitalized, capital distributions, asset growth, and expansion are limited, in addition to the institution being required to submit a capital restoration plan.

    Given our rapid growth rate, the regulatory agencies have required First Bank to maintain a leverage ratio of at least 7% of actual assets during a portion of 2000 and for 2001. The first and second quarter calculations were completed using actual assets. During the third quarter, we were released from the actual assets requirement. Regulators continued to require that we maintain a 7.0% leverage ratio calculated on average assets for the fourth quarter of 2001. At December 31, 2001, this ratio was 6.95%, but at January 31, 2002, it was 7.02%. We notified our regulators regarding the deficiency at December 31, 2001, but we have not received any notice from any regulator indicating that it intends to take any corrective action. We continue to operate under this restriction. Because we intend to contribute most of the net proceeds from this offering to First Bank, we anticipate that this restriction will not be applicable in the future provided our results of operations do not otherwise adversely affect this ratio.

     At December 31, 2001, we were not aware of any current recommendations by banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material effect on our consolidated liquidity, capital resources or operations, other than the borrowing, capital and dividend restrictions described elsewhere in this prospectus.

    Note 11 to the financial statements and the following table set forth actual capital amounts and ratios of First Bank.

                                 CAPITAL RATIOS

                                                                                              DECEMBER 31,
                                                                                ------------------------------------
                                                                                  2001          2000          1999
                                                                                --------      --------      --------
                                                                                       (DOLLARS IN THOUSANDS)
Tier 1 capital
   Shareholders' equity...................................................      $  9,014      $  8,168       $ 4,566
   Add/less:  Unrealized loss/gain on securities..........................             5           (23)          147
   Less:  intangible assets...............................................          (119)         (163)         (206)
                                                                                 -------      -------        -------
   Total Tier 1 capital...................................................      $  8,900      $  7,982       $ 4,507
                                                                                ========      ========       =======

Total risk-based capital
   Tier 1 capital.........................................................      $  8,900      $  7,982       $ 4,507
   Allowable allowance for loan losses....................................         1,148           910           549
                                                                                 -------      -------        -------
   Total risk-based capital...............................................      $ 10,048      $  8,892       $ 5,056
                                                                                ========      ========       =======
Risk weighted assets......................................................      $ 98,656      $ 87,726       $55,334
                                                                                ========      ========       =======
Average assets............................................................      $128,015      $101,385       $63,179
                                                                                ========      ========       =======
Risk-based ratios
   Tier 1.................................................................          9.02%         9.10%         8.15%
   Total risk-based capital...............................................         10.18%        10.14%         9.14%
Leverage Ratio............................................................          6.95%         7.87%         7.13%


   LIQUIDITY AND RATE SENSITIVITY

    Liquidity refers to the availability of funds to meet deposit withdrawals and borrowing repayments, fund loan commitments and pay expenses. We have many sources of liquid funds, including cash and cash equivalents, payments and maturities of loans and securities, and growth in deposits. In addition, we have the ability to sell securities available for sale, and may borrow from the Federal Reserve and the Federal Home Loan Bank.

    We believe we have sufficient liquidity to meet reasonable borrower, depositor, and creditor needs in the present economic environment. We have not received any recommendations from regulatory authorities which would materially affect liquidity, capital resources or operations, other than the borrowing, capital, and dividend restrictions described elsewhere in this prospectus.

    Our interest rate sensitivity position is influenced by the timing of the maturity or repricing of interest earning assets and interest-bearing liabilities. One method of gauging sensitivity is by a static gap analysis, as presented in the table below. The "gap" is the difference between rate sensitive assets and rate sensitive liabilities within a specific time frame. Gap is considered an indicator of the effect a change in interest rates may have on net interest income.

                     LIQUIDITY AND INTEREST RATE SENSITIVITY

                                                                          AT DECEMBER 31, 2001
                                                     --------------------------------------------------------------
                                                     1 TO 90        91 TO 365      1 TO 5      OVER 5
                                                       DAYS           DAYS          YEARS       YEARS       TOTAL
                                                     --------       ---------      -------     -------    --------
                                                                         (DOLLARS IN THOUSANDS)
Interest earning assets
   Loans........................................     $ 15,490        $ 25,493     $ 33,351     $19,381    $  93,715
   Federal funds sold and other.................        1,081               -            -           -        1,081
   Securities...................................        4,001           6,622        4,012       8,521       23,156
   Restricted stock.............................          670               -            -           -          670
                                                     --------        --------     --------    --------     --------
     Total earning assets.......................     $ 21,242        $ 32,115     $ 37,363     $27,902     $118,622
                                                     ========        ========     ========     =======     ========

Interest bearing liabilities
   Interest-bearing demand deposits.............     $ 28,073        $      -     $      -     $     -     $ 28,073
   Savings deposits.............................        6,628               -            -           -        6,628
   Time deposits................................       20,100          22,814       22,401         106       65,421
   Repurchase agreements........................        4,211               -            -           -        4,211
   FHLB advances................................            -               -        1,000       2,000        3,000
   Note payable.................................        1,780               -            -           -        1,780
                                                     --------        --------     --------    --------     --------
     Total interest bearing liabilities.........     $ 60,792        $ 22,814     $ 23,401     $ 2,106     $109,113
                                                     ========        ========     ========     =======     ========
Rate sensitive gap..............................     $(39,550)       $  9,301     $ 13,962     $25,796     $  9,509
Rate sensitive cumulative gap...................     $(39,550)       $(30,249)    $(16,287)      9,509          N/A
Cumulative gap as a percentage of earning assets       (33.34)%        (25.50)%     (13.73)%      8.02%         N/A

    As of December 31, 2001, our rate sensitive liabilities exceeded rate sensitive assets through the one year horizon. This would indicate that when rates increase, net interest income may decline. In order to accurately determine the effect of changes in interest rates, the repricing effect of each type of interest-earning asset and interest-bearing liability must be measured. Assets and liabilities have different characteristics and the magnitude of change differs for each. Management continually monitors the changes to net interest income which may result from changing interest rates.

    A significant assumption that creates the large negative gap in the 0 to 3 month category is that all interest-bearing demand and savings accounts are subject to immediate repricing. While it is true that, contractually, those accounts are subject to immediate repricing, the rates paid on those accounts are generally not tied to specific indices and are influenced by market conditions and other factors. Accordingly, a general movement in interest rates, either up or down, may not have any immediate effect on the rates paid on these deposit accounts. The foregoing table illustrates only one source of information about sensitivity to interest rate movements. Our asset and liability management process also uses simulations that take into account the time that various assets and liabilities may reprice and the degree to which various categories of such assets and liabilities will respond to general interest rate movements. Interest rate risk can only be represented by a measurement of the effects of changing interest rates given the capacity for and magnitude of change on specific assets and liabilities.

                                    BUSINESS

     The information in this section contains forward-looking statements. Although we believe that our expectations in such forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct. Actual results could be materially different from and worse than our expectations for various reasons, including competitive, economic and other factors. See, "Risk Factors."

GENERAL

     First Shares Bancorp, Inc., an Indiana corporation formed in 1991, is a bank holding company that owns all of the common shares of First Bank, an Indiana-chartered bank with deposit accounts insured by the FDIC. After years of slow growth, we implemented an aggressive new growth strategy in 1999 with the goal of capturing a significant portion of the market for banking services in the Central Indiana counties, south of Indianapolis. To help fund our growth, we conducted an initial public offering of our common shares in 2000 raising net proceeds of approximately $2.7 million.

     We offer a broad range of commercial banking products and services to small and medium-sized businesses and retail customers from our seven locations in Central Indiana. Our products include commercial, consumer and real estate loans, credit cards, a broad range of deposit products and other non-deposit banking services.

STRATEGY

     BANK GROWTH. When current management assumed control of First Shares Bancorp in March of 1999, it adopted a growth strategy of increasing assets, deposits and loans. Between March 31, 1999, and December 31, 2001, total assets increased from $44.0 million to $128.1 million (191%), total loans increased from $27.4 million to $93.7 million (242%), and deposits increased from $39.3 million to $111.4 million (183%). This growth was accomplished primarily by attracting customers from our competitors and was accomplished during periods where our ability to maximize our growth was impeded by our regulatory capital levels.

     Our goal is to continue our growth and build a profitable, customer-focused financial institution. We believe our capital structure after this offering, our management, and data and operational systems are sufficient to achieve further growth in asset size, revenues and capital. This growth should enable us to more effectively serve the needs of our customers and expand our customer base.

     We expect to continue our expansion strategy primarily through internal growth and potentially through acquisitions. We believe that our largest source of growth is through referrals by existing customers, and that the primary reason for referrals is positive customer feedback regarding our customer service and response time. The Central Indiana banking market is dominated by large national and regional financial institutions. This dominance was achieved through the purchase of Indiana-based financial institutions and holding companies over the past several years, which resulted in a significant consolidation of the Indiana banking industry. We believe that small- and medium-size businesses often are not of sufficient size to be of interest to these large banks. We also believe potential customers frequently have difficulty in finding personalized banking services and seek a banking relationship with a smaller and more service-oriented community banking organization such as us. Through our primary emphasis on customer service, management's experience and our product lines, we will continue to focus on attracting these customers to achieve internal growth.

     We also believe that the economic expansion which has occurred in our market area contributes significantly to new opportunities for internal growth. As of the 2000 census, the most recent date for which figures were available, the three counties in which we conduct most of our activities had a combined population of approximately 196,855. One of those counties, Johnson County, was the third fastest growing county in Indiana based on population increase from 1990 to 2000. Employment in the area is in diversified sectors, including manufacturing, construction, retail trade, services and government. As of November 30, 2001, the three-county area had an unemployment rate of less than 4%.

     In order to promote internal growth, we currently pay interest on deposits at rates competitive with the highest in our market area. In addition, we have increased our loan origination efforts and have expanded our indirect consumer lending through automobile and recreational vehicle dealers.

     In addition to internal growth, we believe there may be opportunities to grow through opening new branches and possibly through branch acquisitions. We currently have six branches and an additional location from which our mortgage loan business operates. We intend to continue to evaluate the benefits of establishing new branches in appropriate locations. We believe that branch locations may continue to become available for purchase from time to time as bank holding companies eliminate certain overlapping branches resulting from bank consolidation. We have considered and intend to consider a variety of criteria when evaluating the creation or acquisition of new branches. These include (i) the geographic location, (ii) the investment required for, and opportunity costs of, the branch and (iii) economies of scale that may be achieved.

     OPERATIONS AND MARKETING. Our objective is to continue to build a profitable, growing community banking franchise. We believe that, in meeting the needs of consumers and small- to medium-sized businesses in our market area, our most important strategy is to provide excellent customer service. This strategy is emphasized above all others, from top management down to each bank teller. Our operational systems have been designed to complement customer service. We have Internet banking capabilities, which allow customers to perform several banking functions on-line. We believe our banking locations are small enough to facilitate personalized services and decision-making, yet of sufficient size to meet most customers' needs.

     We seek to maximize operational and support efficiencies consistent with maintaining high quality customer service. Various management and administrative functions are consolidated, including consumer credit administration and lending, investment management and accounting. This enables branch personnel to focus better on customer service and sales.

     In expanding our banking franchise, we have focused on identifying and developing products and services that satisfy customer needs, particularly customer service. We offer a wide range of consumer deposit products including regular checking, interest bearing checking, money market accounts, regular savings, certificates of deposit, and IRAs. We also offer ATM cards and debit cards which provide customers with additional access to their accounts. Our consumer loan products include home mortgages, home equity loans, automobile loans and other secured and unsecured loans originated directly by our branches and from indirect sources. See "Loans" below for a discussion of the loan products we provide.

LOANS

     We have the ability to provide a broad range of commercial and retail lending services. As of December 31, 2001, our loan portfolio consisted of approximately 36% commercial and commercial real estate loans, 27% residential mortgage loans (including home equity loans), 11% residential construction loans and 26% automobile and other consumer loans. We follow a uniform credit policy which sets forth underwriting and loan administration criteria, including levels of loan commitment, loan types, credit criteria, concentration limits, loan administration, loan review and grading and related matters. At December 31, 2001, substantially all loans outstanding were to customers within our market area.

     COMMERCIAL LOANS. Commercial loans are made primarily to small- and medium-sized businesses. These loans are made on a secured and, to a limited extent, on an unsecured basis and are made available for general operating purposes, acquisition of fixed assets including real estate, purchases of equipment and machinery, financing of inventory and accounts receivable, as well as any other purposes considered appropriate. We generally look to a borrower's business operations as the principal source of repayment, but also receive, when appropriate, mortgages on real estate, security interests in inventory, accounts receivable and other personal property and/or personal guarantees. Approximately 39% of our commercial loans are commercial real estate loans secured by a first lien on the commercial real estate. In addition, virtually all of our commercial loans that are not mortgage loans are secured by a lien on equipment, inventory and/or other assets of the commercial borrower.

     Commercial lending involves more risk than residential lending because loan balances are greater and repayment is dependent upon the borrower's operations. We attempt to minimize the risks associated with these transactions by generally limiting our lending to owner-operated businesses with an established profitable history. In many cases, risk is further reduced by requiring personal guarantees, additional collateral or other credit enhancements as deemed necessary.

     RESIDENTIAL MORTGAGE LOANS. We originate residential mortgage loans, which are generally long-term, with either fixed or variable interest rates. Our general policy is to retain all or a portion of variable interest rate mortgage loans in our loan portfolio and to sell virtually all fixed rate loans in the secondary market. This policy is subject to review by management and may be revised as a result of changing market and economic conditions and other factors. We also offer home equity loans. We do not retain servicing rights with respect to the residential mortgage loans that we originate and sell into the secondary market.

     PERSONAL LOANS AND LINES OF CREDIT. We make personal loans and lines of credit available to consumers for various purposes, such as the purchase of automobiles, boats and other recreational vehicles, and the making of home improvements and personal investments. We retain all of these loans.

     Consumer loans generally have shorter terms and higher interest rates than residential mortgage loans and, except for home equity lines of credit, usually involve more credit risk than mortgage loans because of the type and nature of the collateral. Consumer lending collections are dependent on a borrower's continuing financial stability and are thus likely to be adversely affected by job loss, illness or personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral. We underwrite our loans carefully, with a strong emphasis on the amount of the down payment, credit history, credit quality, collateral type, employment stability and monthly income. These loans are generally expected to be repaid on a monthly repayment schedule with the payment amount tied to the borrower's periodic income. We believe that the generally higher yields earned on consumer loans helps compensate for the increased credit risk associated with such loans and that consumer loans are important to our efforts to serve the credit needs of our customer base.

     LOAN POLICIES. Although we take a progressive and competitive approach to lending, we emphasize high quality in our loans. We believe that quality control is achievable while still providing prompt and personal service. We are subject to written loan policies that contain general lending guidelines and are subject to periodic review and revision by our Loan Committee and our board of directors. These policies set procedures for loan administration, documentation, approval and reporting requirements for various types of loans.

     We recognize that lending money involves a degree of risk. Our loan policies are designed to assist us in managing the risk involved in making loans. These policies provide a general framework for our loan operations while recognizing that not all loan activities and procedures can be anticipated.

     Our loan policies include procedures for oversight and monitoring of our lending practices and loan portfolio. We have a Loan Committee comprised currently of our President, our Executive Vice President and other lending officers and four outside directors. Our President has signatory authority for secured loans up to $200,000 and unsecured loans up to $50,000, and our Executive Vice President has signatory authority for secured loans up to $150,000 and unsecured loans up to $50,000. Various other lending officers have signatory authority for secured loans ranging from $20,000 to $100,000 and for unsecured loans ranging from $5,000 to $25,000. These limits are cumulative for commercial loans up to a maximum loan of $400,000, allowing up to three officers to approve a loan higher than one officer's limit but less than the sum of their limits, so long as one of the officers approving the loan is either the President or the Executive Vice President. Residential mortgage loans meeting Federal Home Loan Mortgage Corporation guidelines for credit quality and documentation may be approved by our Vice President of Mortgage Loans, up to the established maximum conforming loan amount as periodically determined by secondary market agencies such as FHLMC and FNMA. Residential mortgage loans not meeting FHLMC guidelines may be approved by our Vice President of Mortgage Loans up to $100,000. The Loan Committee is responsible for approving all loans that exceed the above limits. All loan limits are subject to review and revision by our board of directors and the Loan Committee from time to time.

     Our loan policies provide guidelines for loan-to-value ratios that limit the size of certain types of loans to a maximum percentage of the value of the collateral securing the loans, which percentage varies by the type of collateral, including the following maximum loan-to-value ratios:

     o   raw land (65%)
     o   land development (75%)
     o commercial and multi-family real estate (80%) o one- to four-family residential real estate (80%) o improved property, including farmland (80%)
     o junior liens on real estate (90%, or 100% if we hold the senior mortgage)

     We use credit risk insurance, principally for owner-occupied residential real estate mortgage loans where the loan-to-value ratio exceeds 80%. Regulatory and supervisory loan-to-value limits are established by the Federal Deposit Insurance Corporation Improvement Act of 1991. Our internal loan-to-value limitations follow those limits.

     Our loan policies also include other underwriting standards for loans secured by liens on real estate. These underwriting standards are designed to determine the maximum loan amount for which a borrower can qualify based upon the type of collateral securing the loan and the borrower's income and ability to repay the loan. Monthly payment obligations, including the proposed loan, any residential mortgage loan payment or rent and child support or alimony payment (if any) should not exceed 40% of the borrower's gross monthly income. Monthly housing expense, including the residential mortgage loan payment, real estate taxes and insurance on the property, or rent, should not exceed 30% of gross monthly income. In addition, the loan policies require that we obtain a written appraisal by a state certified appraiser for loans in excess of $250,000 secured by real estate, subject to certain limited exceptions. The appraiser must be selected by us and must be independent and licensed. For loans secured by real estate that are less than $250,000, we may elect to conduct an in-house real estate evaluation.

     Our loan policies also include maximum loan terms for each category of loans secured by liens on real estate. Loans secured by one- to four-family residential real estate or multi-family residential real estate with variable interest rates have a maximum term of 20 years. Loans secured by commercial real estate or farmland with variable interest rates are generally offered with a maximum term of 15 years, which may be increased to a maximum term of 20 years where the credit is strong and the property is very durable and desirable. Home equity loans with variable interest rates have a maximum term of 10 years. Loans secured by vacant land or by mobile homes attached to real estate are subject to a maximum term of 15 years. We generally sell to the secondary market all loans secured by residential real estate with fixed interest rates, thereby reducing our interest rate risk and credit risk.

     In addition, our loan policies provide guidelines for:

     o    personal guarantees
     o    environmental inspections of real estate
     o    loans to employees, executive officers and directors
     o    problem loan identification
     o    maintenance of a loan loss reserve
     o    other matters relating to our lending practices

DEPOSITS AND OTHER SERVICES

     DEPOSITS. We offer a broad range of deposit products, including checking, business checking, savings and money market accounts, certificates of deposit and direct-deposit services. Transaction accounts and certificates of deposit are tailored to the primary market area at rates and with fee structures competitive with those offered in Central Indiana. All deposit accounts are insured by the FDIC up to the maximum amount permitted by law, currently $100,000. We solicit these accounts from individuals, businesses, associations, financial institutions and government entities.

     OTHER SERVICES. In addition to our basic deposit products, we offer our customers certain other services, such as commercial sweep accounts, bank-by-phone and Internet banking capabilities. We believe our personalized service approach benefits from customer visits to our banking locations. In addition, we maintain relationships with correspondent banks and other independent financial institutions to provide other services requested by our customers, including loan participations where the requested loan amounts exceed our policies or legal lending limits.

COMPETITION

     There are many thrift institutions, credit unions and commercial banks located within our primary service area. Most are branches of larger financial institutions which, in our view, are managed with a philosophy of strong centralization. We face competition from thrift institutions, credit unions and other banks as well as finance companies, insurance companies, mortgage companies, securities brokerage firms, money market funds, trust companies and other providers of financial services. Most of our competitors are larger and have higher lending limits than we do. In some of our newer markets we are also competing against financial institutions with established customer bases. We compete for loans principally through our ability to communicate effectively with our customers and understand and meet their needs. We believe that our personal service philosophy enhances and will continue to enhance our ability to compete favorably in attracting individuals and small- and medium-sized businesses. We actively solicit retail customers and compete for deposits by offering customers personal attention, professional service and competitive interest rates.

PROPERTIES

     We conduct our operations from seven locations in Central Indiana:

         o Approximately 5,000 square feet at 996 South State Road 135, Greenwood, Indiana, which we occupy under a lease expiring in 2004.

         o Approximately 2,150 square feet at 1266 North Madison Avenue, Greenwood, Indiana, which we occupy under a lease expiring on March 31, 2002, with a renewal option of three years following the expiration date, which has been exercised.

         o Approximately 1,100 square feet at 250 North State Road 135, Bargersville, Indiana, which we occupy under a lease expiring on December 31, 2002, with a renewal option of three years following the expiration date.

         o Approximately 4,000 square feet at 180 West Washington Street, Morgantown, Indiana, which we own.

         o Approximately 1,800 square feet at 110 North State Road 135, Trafalgar, Indiana, which we own.

         o Approximately 3,000 square feet at 160 East Main Street, Nashville, Indiana, which we occupy under a lease expiring on November 30, 2006. The building is located on real estate owned by an entity that is owned and controlled by Frank A. Rogers, one of our directors. See, "Certain Relationships and Related Transactions."

         o Approximately 4,800 square feet at 3195 Fairview Road, Greenwood, Indiana, which we occupy under a lease expiring on January 31, 2007, with a renewal option of five years following the expiration date.

We believe the condition of our facilities is adequate to support our current operations.

EMPLOYEES


     As of March 22, 2002, we had 63 full-time employees and 10 part-time employees. None of these employees is represented by a union. We consider relations with our employees to be good.

LEGAL PROCEEDINGS

     We currently and from time to time are involved in litigation incidental to the conduct of our business. However, we are not a party to any lawsuit or proceeding which, in our opinion, is likely to have a material adverse effect on us.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information about our executive officers and directors as of December 31, 2001:

          NAME                AGE                 POSITION
          ----                ---                 --------

     Frank A. Rogers          70       Chairman of the Board of Directors
     Jerry R. Engle           57       President and Chief Executive Officer;
                                       Director
     John B. Ditmars          45       Executive Vice President
     Kimberly B. Kling        34       Secretary, Treasurer, and Chief Financial
                                       Officer
     Ralph M. Foley           61       Director
     H. Dean Hawkins          66       Director
     Gary W. Lewis            52       Director
     R. J. McConnell          42       Director
     William J. Meredith      55       Director
     Norman D. Stockton       57       Director

     FRANK A. "ANDY" ROGERS was elected to be a director of First Shares and First Bank in 1999 and currently serves as Chairman of the board of directors. His term as a director of First Shares expires in 2002. He owns and operates two restaurants and two hotels, is the contract operator for a third hotel and is a partner in a partnership owning a nursing home, all in Brown County, Indiana. Prior to his service on our board of directors, Mr. Rogers served as the chief executive officer of three other financial institutions.

     JERRY R. ENGLE is our President and Chief Executive Officer and a director, positions he has held since March 1999. He has held the same positions with First Bank since March of 1999 also. He was re-elected as a director of First Shares in 2001 for a term expiring in 2004. Previously, he was the chief executive officer of Citizens Bank of Central Indiana, a position he assumed in 1992 when Indiana Bancshares, Inc., of which he was chief executive officer, merged into CNB Bancshares, Inc., the holding company for Citizens Bank. During his tenure at Citizens Bank, Mr. Engle managed the CNB affiliate bank based in Greenwood, Indiana. In 1998, this affiliate bank had average assets of approximately $652.1 million.

     JOHN B. DITMARS is our Executive Vice President, a position he has held since March 1999. He holds the same positions with First Bank and also serves as First Bank's Senior Credit Officer. Previously, he was the Senior Lending Officer and head of the Commercial Lending Department for the Greenwood Region at Citizens Bank of Central Indiana.

     KIMBERLY B. KLING is our Secretary, Treasurer and Chief Financial Officer, duties she assumed in 1999. She holds the same positions with First Bank. From 1994 to 1999, she was Controller, Secretary and Treasurer for Kellie Plumbing, Inc. and Johnson County Distributors, Inc., and from 1991 to 1994 she was a staff accountant for Alemite Corporation, Charlotte, North Carolina.

     RALPH M. FOLEY was elected a director of First Bank in 1985 and became a director of First Shares when it was incorporated in 1991. His term as a director of First Shares expires in 2002. He is a partner in the law firm of Foley, Foley & Peden, Martinsville, Indiana.

     H. DEAN HAWKINS was elected a director of First Shares and First Bank in 1992 and served from December 1991 to February 1999 as our President and Chief Executive Officer and from March to November 1999 as our

Chairman of the board of directors. He was re-elected as a director of First Shares in 2001 for a term expiring in 2004. He is currently self-employed as a real estate appraiser.

     GARY W. LEWIS was elected a director of First Shares and First Bank in 1999. His term as a director of First Shares expires in 2003. He was the Vice President and Manager of the Greenwood office of F. C. Tucker Realtors from 1975 to 2000. In 2000, he became a Financial Advisor with Raymond James & Associates, Inc.

     R. J. MCCONNELL was elected a director of First Shares and First Bank in 1998 and was re-elected as a director of First Shares in 2001 to serve for a term expiring in 2004. He is a partner with the law firm of Bose McKinney & Evans LLP, Indianapolis, Indiana.

     WILLIAM J. MEREDITH was elected a director of First Shares and First Bank in 1992. His term as a director of First Shares expires in 2002. He is the President and Funeral Director at Meredith-Clark Funeral Home, Inc. and a partner in C & M Monument Co., a cemetery monument company.

     NORMAN D. STOCKTON was elected a director of First Shares and First Bank in 1993. His term as a director of First Shares expires in 2003. He has been the Superintendent of Schools for the Eminence Community School Corporation since 1998. From 1994 to 1997, he was the Director of Marketing for Construction Control, Inc., a construction management firm.

     The directors of First Shares are elected for staggered three-year terms. The directors of First Bank are elected annually.

COMMITTEES OF THE BOARD OF DIRECTORS.

     The board of directors of First Bank currently has standing audit, personnel, executive, loan and asset-liability committees. The audit committee evaluates audit performance, handles relations with our independent auditors and evaluates policies and procedures relating to internal audit functions and controls. The audit committee may also examine and consider other matters relating to our financial affairs as it deems appropriate. The audit committee currently consists of Messrs. Rogers, McConnell and Lewis.

     The personnel committee provides a general review of our compensation and benefit plans to ensure that they meet corporate objectives. The personnel committee also has authority to administer and recommend the grant of options under our stock option plans. The directors who are members of the personnel committee are Messrs. Engle, Hawkins, Meredith and Stockton.

     The executive committee acts on behalf of the board of directors between meetings of the board. The directors who are members of the executive committee are Messrs. Engle, Rogers and McConnell.

     The asset-liability committee reviews the matching of the rates and maturities of our loans, investments, deposits and other borrowings and recommends adjustments to minimize our interest rate gap. The directors who are members of the asset-liability committee are Messrs. Engle, Foley, Hawkins, McConnell and Rogers.

     The loan committee handles business pertaining to loans except as expressly reserved to the board of directors. The directors and executive officers who are members of the loan committee are Messrs. Meredith, McConnell, Lewis, Rogers, Engle and Ditmars.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG TERM
                                                                                     COMPENSATION
                                  ANNUAL COMPENSATION                                   AWARDS
                        --------------------------------------------------------     ------------
                                                                                      SECURITIES
                                                                       OTHER          UNDERLYING          ALL
NAME AND                 YEAR ENDED                                    ANNUAL          OPTIONS/          OTHER
PRINCIPAL POSITION      DECEMBER 31,       SALARY      BONUS        COMPENSATION       SARS(#)        COMPENSATION
------------------      ------------       ------      -----        ------------     ------------     ------------

Jerry R. Engle             2001          $ 150,000     $  --           $  --              --           $ 4,500(1)
    President and          2000          $ 150,000        --              --              --             4,450(1)
    CEO                    1999          $ 121,413        --              --            39,000           1,386(1)

------------------------
(1) Consists of matching contributions to retirement plan account of $4,500, $4,450, and $1,386 in 2001, 2000 and 1999, respectively.

               AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                      AND FISCAL YEAR-END OPTION/SAR VALUES

                                                     NUMBER OF SECURITIES
                                                    UNDERLYING UNEXERCISED          VALUE OF UNEXERCISED
                         SHARES                          OPTIONS/SARS             IN-THE-MONEY OPTIONS/SARS
                        ACQUIRED                      AT FISCAL YEAR END            AT FISCAL YEAR END(1)
                           ON         VALUE      ----------------------------    ----------------------------
NAME                    EXERCISE     REALIZED    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                    --------     --------    -----------    -------------    -----------    -------------

Jerry R. Engle             --         $  --        29,250           9,750          $ 7,898          $ 2,633

------------------------
(1) Calculated assuming a fair market value per share of $8.50 at December 31, 2001 which was the average of the bid and asked prices for the previous ten trading days.

BENEFIT PLANS AND ARRANGEMENTS

       1996 STOCK OPTION PLAN. Under our 1996 Stock Option Plan, our executive officers, key employees and all directors, including outside directors are eligible to receive stock options which do not qualify as incentive stock options under the Internal Revenue Code.

     The grant of awards under the 1996 Stock Option Plan, as amended, is made by the board of directors, including the selection of appropriate grantees, the size and exercise price of awards and other terms and conditions of awards. Options for a total of 48,000 common shares were reserved for issuance under the 1996 Stock Option Plan until December 31, 2001. Therefore, no further options may be granted under this Plan. Options for 30,000 common shares are currently outstanding under this Plan. Options granted under the 1996 Stock Option Plan must be for a term of not more than seven years and, unless otherwise provided in the particular option grant agreement, will be 25% vested upon grant and become vested as to an additional 25% on each of the succeeding three anniversaries of the date of grant. Options will become fully vested if the grantee dies or a change of control occurs at any time during the first three years after a grant.

     1999 STOCK OPTION PLAN. Under our 1999 Stock Option Plan, all of our employees are eligible to receive stock options which either qualify as incentive stock options under the Internal Revenue Code or do not so qualify. Options for a total of 93,000 common shares may be granted under the 1999 Stock Option Plan. Options for 76,000 common shares are currently outstanding under the 1999 Stock Option Plan. If an award under the 1999 Plan expires or terminates without being exercised in full or is forfeited, the common shares subject to the award become available for new awards.

     Options granted under the 1999 Stock Option Plan must be for a term of not more than 10 years. Options granted under the 1999 Stock Option Plan allow participants to purchase common shares at an exercise price determined by the board of directors which, after December 31, 1999, cannot be less than the fair market value of our common shares on the date of the grant. As determined by the board of directors, options will generally become exercisable in one or more installments beginning on the first anniversary of the date of the grant. The board of directors may accelerate the exercisability of any option. Payment of the option exercise price may be made in cash or through the exchange of common shares owned by the grantee. In the event of a Change in Control (as defined in the Plan), options become exercisable whether or not the vesting periods have expired and whether or not the grantee has been employed for one year after the applicable grant date.


     EMPLOYMENT AGREEMENTS. In March 1999, we entered into a three-year employment agreement with Jerry R. Engle pursuant to which we employ Mr. Engle as our Chief Executive Officer. The initial term of the agreement ended in March 2002, but automatically renewed for a one-year term in March of 2002. The employment agreement provides that it will continue to automatically renew for successive one-year terms unless we or Mr. Engle elect not to continue it by giving 30 days advance notice prior to the first day of a renewal term. Mr. Engle's base compensation during the term of the agreement is $150,000 per year, which may be increased at our discretion and is required to be increased to $160,000 if and when we achieve an annualized return on average assets of at least 0.75% for six consecutive calendar months. In addition, the agreement provides for annual bonuses to be set by the board of directors pursuant to the agreement. In 1999 pursuant to the Agreement, Mr. Engle also received options to purchase 39,000 common shares at a price equal to the book value per share of the outstanding common shares on the last day of the fiscal quarter immediately preceding the date of grant. Under the employment agreement, Mr. Engle retains the right to participate in various other employee benefit plans we maintain for which he is otherwise eligible.


     The agreement with Mr. Engle is subject to termination at any time by Mr. Engle upon notice and by us for cause (as defined in the agreement) or upon Mr. Engle's death or disability (as defined in the agreement). In the event we terminate Mr. Engle's employment without cause and other than upon Mr. Engle's death or disability, or in the event Mr. Engle terminates his employment for good reason (as defined in the agreement), Mr. Engle is entitled to receive his annual base monthly salary (calculated at the highest rate during the year preceding the termination of employment) through the end of the term of the employment agreement.

     Following a termination of Mr. Engle's employment other than a termination by us without cause and other than upon Mr. Engle's death or disability or a termination by Mr. Engle for other than good reason, Mr. Engle will be prohibited from competing with us or soliciting our customers for a period of two years after the date of termination.


     In March 1999, we also entered into a three-year employment agreement with John B. Ditmars pursuant to which we employ Mr. Ditmars as our Executive Vice President. The initial term of the agreement ended in March 2002, but automatically renewed for a one-year term in March of 2002. The employment agreement provides that it will continue to automatically renew for successive one-year terms unless we or Mr. Ditmars elect not to continue it by giving 30 days advance notice prior to the first day of a renewal term. Mr. Ditmars' base compensation during the term of the agreement is $75,000 per year, which may be increased at our discretion and is required to be increased to $80,000 if and when we achieve an annualized return on average assets of at least 0.75% for six consecutive calendar months. In addition, the agreement provides for annual bonuses to be set by the board of directors pursuant to the agreement. In 1999 pursuant to the Agreement, Mr. Ditmars also received options to purchase 21,000 common shares at a price equal to the book value per share of the outstanding common shares on the last day of the fiscal quarter immediately preceding the date of grant. Under the employment agreement, Mr. Ditmars retains the right to participate in various other employee benefit plans we maintain for which he is otherwise eligible.


     The agreement with Mr. Ditmars is subject to termination, and Mr. Ditmars is eligible for severance benefits and subject to a noncompetition and nonsolicitation covenant, upon the same terms and conditions as in our employment agreement with Mr. Engle.

     DIRECTOR COMPENSATION. Directors are paid $500 for each regularly-scheduled meeting of the board of directors attended and $175 for each special meeting of the board of directors attended. Directors are entitled to be paid for one regularly-scheduled board meeting missed each year. Directors who are not our employees are paid $175 for each committee meeting attended or for which they serve as an alternate (in the case of the loan committee). Four of the directors (Messrs. Foley, Hawkins, Meredith and Stockton) have entered into a deferred fee agreement with us pursuant to which payment of fees by us is deferred until the earlier of the director's resignation as a director, disability or death or a change in our control. In all cases except the death of the director, the amount deferred bears interest at an interest rate established by us from time to time. In the case of the death of the director, we have agreed to pay an annual death benefit of $22,960 for 10 years.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION.

     Our personnel committee established compensation for the year ended December 31, 2001 for employees other than Mr. Engle and Mr. Ditmars, who have employment agreements with us which establish their base salary. Mr. Engle, who is one of our executive officers, participated during 2001 in deliberations of our personnel committee concerning compensation of other officers.

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth certain information known to us with respect to beneficial ownership of our common stock (1) as of March 31, 2002 and (2) immediately following this offering assuming both the minimum and maximum offering, by:


     o each person known to us to be the beneficial owner of more than five percent of our issued and outstanding common shares;

     o    each of our directors and executive officers; and

     o    all executive officers and directors as a group.

     Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.


                                                           NUMBER OF
                                                            SHARES                     PERCENTAGE    PERCENTAGE
                                                          BENEFICIALLY   PERCENTAGE      AFTER         AFTER
                                                             OWNED         BEFORE       MINIMUM       MAXIMUM
        NAME AND ADDRESS                                    3/31/02       OFFERING     OFFERING(1)   OFFERING(2)
        ----------------                                  ------------   ----------    -----------   -----------
        Jerry R. Engle                                     101,646(3)        9.31%        7.58%         6.39%
        996 South State Road 135
        Greenwood, Indiana  46143

        Ralph M. Foley                                      40,166(4)        3.80%        3.08%         2.58%
        400 Byram Road
        Martinsville, Indiana  46151

        H. Dean Hawkins                                     43,230(5)        4.09%        3.31%         2.78%
        2127 Foxcliff North
        Martinsville, Indiana  46151

        Gary W. Lewis                                       28,000(6)        2.65%        2.14%         1.80%
        2302 Woodsway Drive
        Greenwood, Indiana  46143

        R. J. McConnell                                     11,520(7)        1.09%        0.88%         0.74%
        2069 W. County Road 300S
        Franklin, Indiana  46131

        William J. Meredith                                 10,728(8)        1.02%        0.82%         0.69%
        P.O. Box 308
        Morgantown, Indiana  46160

                                                           NUMBER OF
                                                            SHARES                     PERCENTAGE    PERCENTAGE
                                                          BENEFICIALLY   PERCENTAGE      AFTER         AFTER
                                                             OWNED         BEFORE       MINIMUM       MAXIMUM
        NAME AND ADDRESS                                    3/31/02       OFFERING     OFFERING(1)   OFFERING(2)
        ----------------                                  ------------   ----------    -----------   -----------
        Frank A. Rogers                                    100,340(9)        9.50%        7.68%         6.45%
        P.O. Box 187
        Nashville, Indiana

        Norman D. Stockton                                   3,725(10)       0.35%        0.29%         0.24%
        3168 S.E. County Line Road
        Morgantown, Indiana  46160

        John B. Ditmars                                     41,816(11)       3.89%        3.16%         2.66%
        996 South State Road 135
        Greenwood, Indiana  46143

        Kimberly B. Kling                                    2,750(12)       0.26%        0.21%         0.18%
                                                           -------          -----        -----         -----
        996 South State Road 135
        Greenwood, Indiana  46143

        Directors and executive officers as a group        383,921          33.81%       27.71%        23.47%
                                                           =======         ======       ======        ======
        (10 persons)

        Other principal shareholders:

        Hershell and Pauline Baker                         180,480(13)      17.14%       13.85%        11.62%
        433 Appleton Court
        Indianapolis, Indiana 46234


----------------------


(1) Assumes the minimum number of Debentures and Equity Contracts are sold in this offering and the common shares covered by the Equity Contracts are purchased. Also assumes no purchases by the individuals listed in this table.


(2) Assumes the maximum number of Debentures and Equity Contracts are sold in the offering and the common shares covered by the Equity Contracts are purchased. Also assumes no purchases by the individuals listed in this table.


(3) Consists of 44,406 shares owned individually, 10,000 shares owned jointly with Mr. Engle's spouse, 240 shares owned for the benefit of Mr. Engle's children, 7,000 shares held through a retirement plan trust, 1,000 shares held as trustee for the benefit of members of Mr. Engle's family and 39,000 shares represented by stock options exercisable within 60 days of March 31, 2002.


(4) Consists of 1,440 shares owned individually, 25,788 shares owned jointly by Mr. Foley and his spouse, 5,810 shares owned by Mr. Foley's spouse, 3,000 shares represented by stock options exercisable within 60 days of March 31, 2002, and 4,128 shares held in a trust for which Mr. Foley acts as trustee.


(5) Consists of 1,536 shares owned individually, 38,694 shares owned jointly by Mr. Hawkins and his spouse and 3,000 shares represented by stock options exercisable within 60 days of March 31, 2002.


(6) Consists of 25,000 shares owned individually and 3,000 shares represented by stock options exercisable within 60 days of March 31, 2002.


(7) Consists of 8,520 shares beneficially owned through a retirement plan trust and 3,000 shares represented by stock options exercisable within 60 days of March 31, 2002.


(8) Consists of 5,598 shares owned individually, 1,110 shares owned by Mr. Meredith's spouse, 300 shares owned jointly with Mr. Meredith's spouse, 600 shares owned through a custodian, 120 shares owned as custodian for Mr. Meredith's grandchildren and 3,000 shares represented by stock options exercisable within 60 days of March 31, 2002.


(9) Consists of 97,340 shares owned individually and 3,000 shares represented by stock options exercisable within 60 days of March 31, 2002.

(10) Consists of 725 shares owned individually and 3,000 shares represented by stock options exercisable within 60 days of March 31, 2002.


(11) Consists of 14,716 shares owned individually, 600 shares owned jointly by Mr. Ditmars and his spouse as custodian for the benefit of their minor children, 5,500 shares held through a retirement plan trust and 21,000 shares represented by stock options exercisable within 60 days of March 31, 2002.


(12) Consists of 1,000 shares owned jointly with Ms. Kling's spouse and 1,750 shares represented by stock options exercisable within 60 days of March 31, 2002.

(13) Hershell and Pauline Baker are husband and wife and own the shares as tenants in common.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


    During the past two years, First Bank had banking transactions in the ordinary course of business with our directors, officers and principal shareholders and their affiliates. These transactions have been made on substantially the same terms, including interest rates, collateral and repayment terms on extensions of credit, as those prevailing at the same time for comparable transactions with others and did not involve more than the normal risk of collectibility or present other unfavorable features.


    All future material affiliated transactions and loans, if any, will be made or entered into on terms that are no less favorable to us than those that can be obtained from unaffiliated third parties. In addition, as a matter of policy, all future material affiliated transactions and loans, if any, and any forgiveness of loans, must be approved by a majority of our independent directors who do not have an interest in the transactions and who have access, at our expense, to our legal counsel or independent legal counsel.


    Effective on December 1, 2001, we entered into a lease agreement for our Nashville, Indiana branch office. Prior to that time, we operated the branch from a temporary structure. The new building consists of approximately 3,000 square feet and is located at 160 East Main Street, Nashville, Indiana. Under the lease, we agreed to pay $4,250 per month in rent and $450 per month in common area maintenance fees. Under the lease, we are responsible for interior maintenance expenses, real estate taxes and insurance premiums for hazard and liability insurance. The original lease term expires on November 30, 2006, but is renewable at our option for an additional five year period. The building and real estate on which the building is located are owned by an entity that is owned and controlled by Frank A. Rogers, one of our directors. However, we believe the lease terms are substantially the same as we could have received from an independent third party for similar office space in the area.


                           SUPERVISION AND REGULATION

GENERAL

     Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, our growth and earnings performance can be affected not only by management decisions and general economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include, but are not limited to, the Federal Reserve Board, the FDIC, the Indiana Department of Financial Institutions (the "DFI"), the Internal Revenue Service and state taxing authorities. The effect of such statutes, regulations and policies can be significant and cannot be predicted with a high degree of certainty.

    The system of supervision and regulation applicable to us establishes a comprehensive framework for our operations and is intended primarily for the protection of the FDIC's deposit insurance funds, our depositors and the public, rather than our shareholders.

    Federal laws and regulations, including provisions added by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and regulations promulgated thereunder, establish supervisory standards applicable to our lending activities, including internal controls, credit underwriting, loan documentation and loan-to-value ratios for loans secured by real property.

    The following references to statutes and regulations are intended to summarize certain government regulation of our business and are qualified by reference to the text of such statutes and regulations. Any change in government regulation may have a material adverse effect on our business.

FIRST SHARES

    GENERAL. First Shares is a bank holding company and, as such, is subject to regulation by, the Federal Reserve Board under the federal Bank Holding Company Act of 1956 (the "BHCA"). Under the BHCA, First Shares is subject to examination by the Federal Reserve Board and is required to file reports of our operations and such additional information as the Federal Reserve Board may require.

    Under Federal Reserve Board policy, First Shares is expected to act as a source of financial strength to First Bank and to commit resources to support First Bank in circumstances where First Shares might not do so absent such a policy. In addition, in certain circumstances, First Shares, as an Indiana bank holding company, may be required by order of the DFI to increase the capital of First Bank or reduce the amount of its deposits.

    Any loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of the subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and entitled to a priority of payment. This priority would also apply to guarantees of capital plans under FDICIA.

    INVESTMENTS AND ACTIVITIES. Under current law, absent election as financial holding companies, bank holding companies are prohibited, with certain limited exceptions, from engaging in activities other than those of banking or of managing or controlling banks. They are also prohibited from acquiring or retaining direct or indirect ownership or control of voting shares or assets of any company which is not a bank or bank holding company, other than subsidiary companies furnishing services to or performing services for its subsidiaries, and other subsidiaries engaged in activities which the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be incidental to these operations.

    In general, any direct or indirect acquisition by First Shares of any voting shares of any bank that would result in First Shares' direct or indirect ownership or control of more than 5 percent of any class of voting shares of such bank, and any merger or consolidation of First Shares with another bank holding company, will require the prior written approval of the Federal Reserve Board under the BHCA. In acting on such applications, the Federal Reserve Board must consider various factors, including among others, the effect of the proposed transaction on competition in relevant geographic and product markets, the convenience and needs of the communities to be served and each party's financial condition, managerial resources and record of performance under the Community Reinvestment Act.

    The merger or consolidation of First Bank with another bank, or the acquisition by First Bank of assets of another bank, or the assumption of liability by First Bank to pay any deposits in another bank, will require the prior written approval of the primary federal bank regulatory agency of the acquiring or surviving bank under the federal Bank Merger Act. The approval decision is based upon a consideration of factors similar to those outlined above with respect to the BHCA. In addition, in certain cases, an application to, and the prior approval of, the Federal Reserve Board under the BHCA and/or the DFI under the Indiana Financial Institutions Act, may be required.

    Effective March 11, 2000, the Gramm-Leach-Bliley Act of 1999 permits a bank holding company to qualify as a "financial holding company" and, as a result, be permitted to engage in a broader range of activities that are "financial in nature" and in activities that are determined to be incidental or complementary to activities that are financial in nature. The Gramm-Leach-Bliley Act amends the BHCA to include a list of activities that are financial in nature, and the list includes activities such as underwriting of securities, dealing in and making a market in securities, insurance underwriting and agency activities, and merchant banking. The Federal Reserve Board is authorized to determine other activities that are financial in nature or incidental or complementary to such activities. The Gramm-Leach-Bliley Act also authorizes banks to engage, through financial subsidiaries, in certain of the activities permitted for financial holding companies. We have not elected to be treated as a "financial holding company" because, among other things, we have no present plans to engage in the broader range of activities permitted by the Gramm-Leach-Bliley Act.

    DIVIDENDS. First Shares is a corporation separate and distinct from First Bank. Most of First Shares' revenues will be received in the form of dividends or interest paid by First Bank. First Bank is subject to statutory restrictions on its ability to pay dividends. See, "- First Bank - Dividends." The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the Federal Reserve Board expressed its view that a bank holding company should not pay cash dividends exceeding its net income or which could only be funded in ways that weakened the bank holding company's financial health, such as by borrowing. Additionally, the Federal Reserve Board possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability in appropriate cases to proscribe the payment of dividends by banks and bank holding companies. The FDIC and the DFI possess similar enforcement powers over First Bank. It is also unlawful for any insured depository institution to pay a dividend at a time when it is in default of payment of any assessment to the FDIC. The "prompt corrective action" provisions of FDICIA impose further restrictions on the payment of dividends by insured banks which fail to meet specified capital levels and, in some cases, their parent bank holding companies.


    In addition to the restrictions on dividends imposed by the Federal Reserve Board, the Indiana Business Corporation Law imposes certain restrictions on the declaration and payment of dividends by Indiana corporations such as First Shares. See, "Dividend Policy."

    FEDERAL RESERVE BOARD RESTRICTIONS. At the direction of the Federal Reserve Board, First Shares agreed to certain restrictions in January, 2001. We have agreed that we will not do any of the following without the prior written consent of the Federal Reserve Board:

     o    Declare or pay any dividends;
     o    Incur any debt; or

     o    Purchase or redeem any outstanding common shares.


    We have no indication of when the Federal Reserve Board will permit First Shares to be released from these restrictions. By letter dated February 19, 2002, the Federal Reserve Board gave its consent for First Shares to conduct this offering of Debentures and Equity Contracts and pay the interest on the Debentures.

FIRST BANK

    GENERAL. First Bank is an Indiana banking corporation that is not a member of the Federal Reserve System. As a state-chartered, non-member bank, First Bank is subject to the examination, supervision, reporting and enforcement jurisdiction of the DFI, as the chartering authority for Indiana banks, and the FDIC, as the primary federal bank regulatory agency for state-chartered, non-member banks. First Bank's deposit accounts are insured up to $100,000 per depositor by the Bank Insurance Fund ("BIF") of the FDIC, which has supervision, reporting and enforcement jurisdiction over BIF insured banks. These agencies, and federal and state law, extensively regulate various aspects of the banking business including, among other things:

     o    permissible types and amounts of loans
     o    investments and other activities
     o    capital adequacy
     o    branching
     o    interest rates on loans and on deposits
     o    the maintenance of non-interest bearing reserves on deposit accounts
     o    the safety and soundness of banking practices

    DEPOSIT INSURANCE. As an FDIC-insured institution, First Bank is required to pay deposit insurance premium assessments to the FDIC. Under FDICIA, the FDIC adopted a risk-based assessment system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Institutions classified as well-capitalized (as defined by the FDIC) and not exhibiting financial, operational or compliance weaknesses pay the lowest premium. Institutions that are less than well-capitalized (as defined by the FDIC) and exhibit such weaknesses in a moderately severe to unsatisfactory degree pay the highest premium. Risk classification of all insured institutions is made by the FDIC for each semi-annual assessment period.

    The FDIC is required to establish semi-annual assessment rates so as to maintain the ratio of each deposit insurance fund to total estimated insured deposits at not less than 1.25%. Currently, the FDIC has established a schedule of BIF insurance assessments ranging from 0% of deposits for institutions in the highest category to .27% of deposits for institutions in the lowest category.

    The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution or its directors have engaged or are engaging in unsafe or unsound practices, or have violated any applicable law, regulation, order or any condition imposed in writing by, or written agreement with, the FDIC, or if the institution is in an unsafe or unsound condition to continue operations. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.

    DIVIDENDS. As a banking corporation organized under Indiana law, First Bank is restricted as to the maximum amount of dividends it may pay to First Shares. Indiana law prohibits First Bank from declaring or paying dividends that would impair First Bank's capital or that would be greater than its undivided profits. In addition, the prior approval of the DFI is required for the payment of any dividend if the aggregate amount of all dividends paid by First Bank during a calendar year, including the proposed dividend, would exceed the sum of the retained net income of First Bank for the year to date and previous two years.

    The Federal Deposit Insurance Act (the "FDIA") generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. The FDIC may prevent an insured bank from paying dividends if the bank is in default of payment of any assessment due to the FDIC. In addition, payment of dividends by a bank may be prevented by the applicable federal regulatory authority if the payment is determined, by reason of the financial condition of the bank, to be an unsafe and unsound banking practice. As described above, the Federal Reserve Board has issued a policy statement providing that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

    INSIDER TRANSACTIONS. First Bank is subject to certain federal and state statutory and regulatory restrictions on any extensions of credit to First Shares or any subsidiaries of First Shares, on investments in the stock or other securities of First Shares or any subsidiaries of First Shares, and on the acceptance of the stock or other securities of First Shares or any subsidiaries of First Shares as collateral for loans to any person. Certain limitations and reporting requirements are also placed on extensions of credit by First Bank to its directors and officers, to directors and officers of First Shares and any subsidiaries of First Shares, to principal shareholders of First Shares, and to "related interests" of such directors, officers and principal shareholders. In addition, this legislation and these regulations may affect the terms upon which any person who is a director or officer of First Shares or any of its subsidiaries or a principal shareholder of First Shares may obtain credit from banks with which First Bank maintains a correspondent relationship.

    CONSUMER BANKING. Our business includes making a variety of types of loans to individuals. In making these loans, we are subject to state usury and regulatory laws and to various federal statutes, such as the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act and the Home Mortgage Disclosure Act, and the regulations promulgated thereunder, which prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs and regulate our mortgage loan servicing activities, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. In receiving deposits, we are subject to extensive regulation under state and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act, and the FDIA. Violation of these laws could result in the imposition of significant damages and fines upon us and our directors and officers.

    MONETARY POLICIES. The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in United States Government securities, changes in the discount rate on member bank borrowing and changes in reserve requirements against deposits held by all federally insured banks. Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or our business and earnings.

    COMMUNITY REINVESTMENT ACT. Under the Community Reinvestment Act (the "CRA") and the implementing regulations, we have a continuing and affirmative obligation to help meet the credit needs of our local community, including low and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. The CRA requires the board of directors of financial institutions, such as us, to adopt a CRA statement for each assessment area that, among other things, describes its efforts to help meet community credit needs and the specific types of credit that the institution is willing to extend. Our service area is currently designated as certain portions of Brown, Morgan and Johnson Counties in Indiana. Our board of directors is required to review the appropriateness of this delineation at least annually.

CAPITAL ADEQUACY REQUIREMENTS

    Both bank holding companies and banks are subject to regulatory capital requirements imposed by the Federal Reserve Board and the FDIC which vary based on differences in risk profiles. The capital adequacy guidelines issued by the Federal Reserve Board are applied on a bank-only basis until a bank and its holding company assets are $150,000,000. The FDIC's risk-based capital guidelines apply directly to insured state banks regardless of whether they are subsidiaries of a bank holding company. Both agencies' requirements, which are substantially similar, provide that banking organizations must have capital (as defined in the rules) equivalent to 8% of risk-weighted assets. The risk weights assigned to assets are based primarily on credit risks. Depending upon the riskiness of a particular asset, it is assigned to a risk category. For example, securities with an unconditional guarantee by the United States government are assigned to the lowest risk category. The aggregate amount of assets assigned to each risk category is multiplied by the risk weight assigned to that category to determine the weighted values, which are added together to determine total risk-weighted assets.

    Both the Federal Reserve Board and the FDIC have also adopted minimum capital leverage ratios to be used in tandem with the risk-based guidelines in assessing the overall capital adequacy of banks and bank holding companies. The guidelines define a two-tier capital framework. Tier 1 capital consists of common and qualifying preferred shareholder's equity, less goodwill and other adjustments. Tier 2 capital consists of mandatory convertible, subordinated, and other qualifying term debt, preferred stock not qualifying for Tier 1, hybrid debt instruments and a limited allowance for credit losses up to a designated percentage of risk-weighted assets. Under these guidelines, institutions must maintain a specified minimum ratio of "qualifying" capital to risk-weighted assets. At least 50% of an institution's qualifying capital must be "core" or "Tier 1" capital, and the balance may be "supplementary" or "Tier 2" capital. The guidelines imposed on the banks include a minimum leverage ratio standard of capital adequacy. The leverage standard requires top-rated institutions to maintain a minimum Tier 1 capital to assets ratio of 3%, with institutions receiving less than the highest rating required to maintain a ratio of 4% or greater, based upon their particular circumstances and risk profiles.

    Federal bank regulatory authorities have adopted regulations revising the risk-based capital guidelines to further ensure that the guidelines take adequate account of interest rate risk. Interest rate risk is the adverse effect that changes in market interest rates may have on a bank's financial condition and is inherent to the business of banking. Under the regulations, when evaluating a bank's capital adequacy, the revised capital standards now explicitly include a bank's exposure to declines in the economic value of its capital due to changes in interest rates. The exposure of a bank's economic value generally represents the change in the present value of its assets, less the change in the value of its liabilities, plus the change in the value of its interest rate off-balance sheet contracts.

    The FDIA establishes five capital categories, and the federal bank regulatory agencies, as directed by the FDIA, have adopted, subject to certain exceptions, the following minimum requirements for each of such categories:

                                              TOTAL RISK-BASED   TIER 1 RISK-BASED
                                                CAPITAL RATIO       CAPITAL RATIO      LEVERAGE RATIO
                                              ----------------   -----------------     --------------

Well capitalized..........................      10% or above        6% or above         5% or above

Adequately capitalized....................      8% or above         4% or above         4% or above

Undercapitalized..........................      Less than 8%        Less than 4%        Less than 4%

Significantly undercapitalized............      Less than 6%        Less than 3%        Less than 3%

Critically undercapitalized...............          --                  --                A ratio of
                                                                                       tangible equity
                                                                                       to total assets
                                                                                        of 2% or less

Subject to certain exceptions, these capital ratios are generally determined on the basis of Call Reports submitted by each depository institution and the reports of examination of the appropriate federal bank regulatory agency.

    The foregoing capital guidelines could affect First Shares and First Bank in several ways. If First Bank grows rapidly, its capital base may become insufficient to support continued growth, making an additional capital infusion necessary. The capital guidelines could also impact First Bank's ability to pay dividends. Rapid growth, poor loan portfolio performance or poor earnings performance, or a combination of these factors, could change First Bank's capital position in a relatively short period of time. Failure to meet these capital requirements would require First Bank to develop and file with the FDIC a plan describing the means and a schedule for achieving the minimum capital requirements. In addition, we would not be able to receive regulatory approval of any application that required consideration of capital adequacy, such as a branch or merger application, unless we could demonstrate a reasonable plan to meet the capital requirement within a reasonable period of time.


    As of December 31, 2001, First Bank had total Tier 1 capital of $8.9 million, or 6.95% of average total assets and a 10.18% ratio of total capital to total risk-weighted assets and met the criteria to be classified by the FDIC as "well capitalized." First Bank had agreed with the DFI and the FDIC that its ratio of Tier 1 capital to average total assets would be no less than 7.0% at December 31, 2001 and for certain prior periods, and First Bank notified both the DFI and the FDIC that its leverage ratio was 6.95% at December 31, 2001. As of January 31, and February 28, 2002, First Bank's leverage capital ratio was 7.02% and 7.10%, respectively. Neither the DFI nor the FDIC have indicated any intentions of taking any regulatory action in response to the deficiency at December 31, 2001. Any action by the FDIC or the DFI may have an adverse impact on First Bank and First Shares. If this offering is successful, however, we expect to infuse First Bank with most of the net proceeds from the sale of the Debentures and Equity Contracts, increasing First Bank's capital ratio to between approximately 8.32% and 9.80%. See "Use of Proceeds" and "Risk Factors."


GRAMM-LEACH-BLILEY ACT

    The Gramm-Leach-Bliley Act, previously known as the Financial Services Modernization Act of 1999, became effective on March 11, 2000. Among other things, the Gramm-Leach-Bliley Act repeals the restrictions on banks affiliating with securities firms contained in sections 20 and 32 of the Glass-Steagall Act. This act also creates a new "financial holding company" under the Bank Holding Company Act, which will permit holding companies to engage in a statutorily provided list of financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities, and authorizes such other financial activities as may be determined by rule or order of the Federal Reserve Board.

    In addition, the Gramm-Leach-Bliley Act imposes significant new financial privacy obligations and reporting requirements on all financial institutions, including banks. Among other things, it will require financial institutions

(a) to establish privacy policies and disclose them to customers both at the commencement of a customer relationship and on an annual basis and (b) to permit customers to opt out of a financial institution's disclosure of financial information to nonaffiliated third parties. The Gramm-Leach-Bliley Act requires the federal financial regulators to promulgate regulations implementing these provisions within six months of enactment, and the statute's privacy requirements will take effect one year after enactment.

    The Gramm-Leach-Bliley Act is intended to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, this act may have the result of increasing the amount of competition that First Shares and First Bank face from larger institutions and other types of companies. In fact, it is not possible to predict the full effect that the Gramm-Leach-Bliley Act will have on the First Shares and First Bank.

LEGISLATIVE PROPOSALS

    New proposed legislation which could significantly affect First Shares and First Bank may be introduced from time to time. We cannot predict the future course of legislative proposals or their impact on First Shares and First Bank, should they be adopted.


RECENT STATE AND FEDERAL REGULATORY RESTRICTIONS



    During routine examinations of First Bank and First Shares in 2000 and 2001, the DFI, the Federal Reserve Board and the FDIC expressed concerns about our financial condition based primarily on the financial condition of First Bank. The deficiencies primarily resulted from our rapid loan and asset growth during periods when we were operating at a loss. As a result, the FDIC and the DFI required First Bank to submit an acceptable capital restoration plan outlining, among other things, how it would achieve and maintain a Tier I leverage capital ratio of 7% or better. First Bank submitted a capital restoration plan that was acceptable to both regulators. As part of its capital restoration plan, First Bank was required to submit monthly financial statements to the DFI, and to advise it, on a quarterly basis, as to its leverage capital ratio. The monthly financial statement requirement was released by the DFI in August of 2001 as First Bank's financial condition improved and it moved closer to a leverage capital ratio of 7%.



    Although at December 31, 2001, First Bank's leverage capital ratio was only 6.95%, it was 7.02% at January 31, 2002, and 7.10% at February 28, 2002. The DFI was notified of the short-fall at December 31, 2001, and neither the DFI nor the FDIC has indicated any intention of taking any action against First Bank because of this deficiency. Assuming that approximately $1,712,500 (minimum) and $3,850,000 (maximum) of the net proceeds from this offering will be available to be contributed to First Bank and that these proceeds were contributed to First Bank on January 1, 2002, this leverage capital ratio would increase to between approximately 8.32% and 9.80% after the offering. Except for the assumptions set forth above, these increases are based upon the actual financial condition and results of operations of First Bank as of February 28, 2002, and assume no material changes to First Bank's results of operations. Either or both of these regulatory agencies could impose a variety of restrictions on First Bank's operations if its leverage capital ratio falls back below 7%, including restrictions on its ability to pay dividends to First Shares, and they could also require the development of another capital restoration plan.



     The Federal Reserve Board also recommended that First Shares adopt certain additional operating restrictions as a result of its consolidated financial condition. As a result, the Board of Directors of First Shares passed a resolution restricting First Shares from taking any of the following actions without the prior written consent of the Federal Reserve Board: (i) declaring or paying any dividends, (ii) incurring any additional non-ordinary course debts, or (iii) purchasing or redeeming any of our outstanding common shares. We obtained the Federal Reserve Board's consent to undertake this offering and to make the interest payments on the Debentures, but in the event that our financial condition deteriorates materially in the future, we may be subject to additional operating restrictions, including an inability to make the interest payments on the Debentures. The Federal Reserve Board has not given us any indication of when these restrictions may be lifted. See, "Supervision and Regulation - First Shares - Dividends."

                 DESCRIPTION OF DEBENTURES AND EQUITY CONTRACTS

      The statements which follow under this caption are summaries of certain provisions in the Indenture and the Equity Contract Agency Agreement, including defined terms used in those documents. Such statements are qualified in their entirety by reference to the Indenture and the Equity Contract Agency Agreement, copies of which were filed with the SEC as exhibits to the Registration Statement of which this prospectus is a part. All terms defined in the Indenture or the Equity Contract Agency Agreement are intended to have the same meanings when used in this discussion.

INTRODUCTION


    GENERAL TERMS OF SECURITIES. We are offering Debentures in the principal amount of up to $5,000,000 and Equity Contracts with a face amount of up to $5,000,000. On January 1, 2011, the Equity Contracts obligate you to purchase the maximum number of our whole common shares that may be purchased for the face amount of the Equity Contract at $10 a share (the "Purchase Price"). For instance, if you own an Equity Contract with a $50,000 face amount, you will be required to purchase 5,000 common shares. This obligation exists even if on January 1, 2011, the market price of our common shares is below $10 per share. See, "- Description of Equity Contracts - Mandatory Purchase." You can purchase common shares by exercise of the Equity Contracts voluntarily at any time before January 1, 2011. The purchase price for the securities is $990 per $1,000 of Debentures and $10 per $1,000 face amount of Equity Contracts. Debentures and Equity Contracts will only be issued and transferable in denominations of $1,000 and integral multiples thereof, and the minimum and maximum purchase amounts per investor are $10,000 and $500,000, respectively, unless we agree otherwise.


      The Debentures and Equity Contracts will generally only be issued to each investor in equal face amounts and will be registered in the same name unless we agree, in our discretion, to issue them separately. Debentures and Equity Contracts held in equal face amounts by the same person are referred to as "Commonly Registered" in this prospectus. The Debentures and Equity Contracts may be transferred separately, provided sufficient "Collateral" is provided for the Equity Contract by the proposed transferee. See "- Other Provisions of the Debentures and Equity Contracts - Collateral" below. When the Debentures and Equity Contracts are separated, the Debentures are referred to in this prospectus as "Unrestricted" and the Equity Contracts are referred to as "Collateralized."


      Generally, the payment for common shares purchased pursuant to a Commonly Registered Equity Contract may be made in cash, by wire transfer, by certified check, or by surrender of the related Debenture. The payment for common shares purchased pursuant to a Collateralized Equity Contract may be made in cash, by wire transfer, by certified check, or by surrender of an Unrestricted Debenture in an equal face amount. See, "- Description of Equity Contracts - Payment." On and after January 1, 2011, we will offset our obligation to pay you the principal and future interest under a Commonly Registered Debenture by using those amounts to pay the purchase price under the related Equity Contract. See, "- Other Provisions of the Debentures and Equity Contracts - Right of Offset."


      The Debentures will be issued pursuant to an Indenture (the "Indenture") under which The Huntington National Bank will act as trustee (the "Trustee"). The Equity Contracts will be issued pursuant to an Equity Contract Agency Agreement (the "Equity Contract Agency Agreement") under which First Bank will act as equity contract agent (the "Equity Contract Agent").

DESCRIPTION OF DEBENTURES


      GENERAL. The Debentures will be limited to a maximum of $5,000,000 principal amount outstanding at any time. They will be direct, unsecured, subordinated obligations of First Shares and will mature on July 1, 2011. See "- Description of Debentures - Subordination" below. All payments on the Debentures are to be made at the principal office of the Trustee, The Huntington National Bank, in the City of Columbus, Ohio, except that interest may be paid by check mailed to the holders of the Debentures. Interest will accrue on the Debentures from the first date of issuance at the rate of 8% per annum and will be payable quarterly in arrears on the first days of January, April, July and October (the "Interest Payment Dates"), commencing July 1, 2002. In order to receive an interest payment, you must be a holder of record at the close of business on the 15th day of the immediately preceding month.

      The Debentures are unsecured debt obligations of First Shares, are not obligations of First Bank, and are not insured by the FDIC or any other regulatory agency.

      SUBORDINATION. All payments on the Debentures (including interest) will be subordinated and junior in right of payment to the prior payment in full of all Senior Indebtedness of First Shares. The term "Senior Indebtedness" is defined in the Indenture as the principal of, premium (if any), and interest on all indebtedness of First Shares for money borrowed and evidenced by bonds, notes, debentures or similar obligations, including any guaranty by First Shares of any indebtedness for money borrowed by others, whether currently outstanding or arising after this offering, unless the instrument creating or evidencing the indebtedness specifically provides that it is not senior in right of payment to the Debentures. At December 31, 2001, First Shares had $1,780,000 of Senior Indebtedness outstanding. Because the Debentures are obligations of First Shares and not First Bank, the holders of the Debentures have no direct right to any of the assets of First Bank. At December 31, 2001, First Bank had outstanding indebtedness of $7,211,000 (excluding deposits). All of First Bank's creditors and depositors are required to be paid before any of the assets of First Bank would be available to First Shares to satisfy claims by Debenture holders or other creditors of First Shares. There is also no restriction in the Debentures or the Indenture against the incurring of additional indebtedness by First Shares or by First Bank.

      The Indenture prohibits any payments to be made on the Debentures if any default exists with respect to any Senior Indebtedness or will result from the proposed payment. This payment restriction will continue until the default is cured or waived by the holders of the Senior Indebtedness.

      Upon any distribution of assets of First Shares in connection with any dissolution, winding up, liquidation, reorganization, bankruptcy or other similar proceeding, the holders of the Senior Indebtedness will be entitled to receive all monies due to them before the holders of the Debentures are entitled to receive any payments on the Debentures. As a result, in any of these events, creditors of First Shares who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness but may recover more, ratably, than the holders of the Debentures.

      Because First Shares is a holding company, the right of its creditors, including the holders of the Debentures, to participate in the assets of its only subsidiary, First Bank, upon its liquidation or reorganization will be subject to the prior claims of First Bank's creditors (including depositors), except to the extent that First Shares is a creditor.

      REDEMPTION. First Shares may, at its option, redeem the Debentures for cash, in whole but not in part, at any time prior to their maturity:

      o If such redemption is made either (1) out of the proceeds of the sale of common shares, perpetual preferred shares or other equity securities of First Shares qualifying as regulatory capital pursuant to criteria established by the Federal Reserve Board or (2) with the approval of the Federal Reserve Board, and

      o If at the time of mailing of the notice of redemption, First Shares is not in default in the payment of any Senior Indebtedness, and the redemption of the Debentures will not result in a default in any Senior Indebtedness.

      Except as otherwise limited, any redemption will be at a redemption price ("Redemption Price") which is the sum of the principal amount of each Debenture plus a redemption premium ("Redemption Premium") equal to the percentage of such principal amount then applicable under the following schedule. You must hold your Debentures until the actual redemption date to receive the Redemption Premium.

      If the redemption date is during the 12-month period beginning July 1, the Redemption Premium will be the amount set forth in the table below:


                                                                          REDEMPTION PREMIUM AFTER AN ADVERSE
                                                                            TAX DETERMINATION OR AN ADVERSE
      YEAR                                    REDEMPTION PREMIUM                 CAPITAL DETERMINATION
      --------------------------------- -------------------------------- --------------------------------------
      2002                                            8%                                  1.0%
      2003                                            7%                                  1.0%
      2004                                            6%                                  1.0%
      2005                                            5%                                  1.0%
      2006                                            4%                                  1.0%
      2007                                            3%                                  1.0%
      2008                                            2%                                  1.0%
      2009                                            1%                                  1.0%
      2010                                            0%                                    0%


If a redemption occurs after the occurrence of an Adverse Capital Determination (as defined below) or an Adverse Tax Determination (as defined below), and, in both cases, prior to July 1, 2010, the Redemption Premium will only be 1%. After that date, there will be no Redemption Premium regardless of the reason for redemption.

      An "Adverse Capital Determination" means the occurrence of either of the following:

           (1) the receipt by First Shares of written notice from the Federal Reserve Board indicating that the Debentures will not be considered and, under the laws, rules, regulations or guidelines then existing will not in the future (regardless of the amount of First Shares' other capital) be eligible to be considered, by the Federal Reserve Board, as regulatory capital of First Shares for the purpose of measurement by the Federal Reserve Board of First Shares' capital adequacy; or

           (2) the receipt by First Shares of written advice from its counsel that there is a substantial likelihood, arising as a result of governmental actions, that the Debentures will not be considered, and under the laws, rules, regulations or guidelines then existing will not in the future (regardless of the amount of First Shares' other capital) be eligible to be considered, by the Federal Reserve Board, as regulatory capital of First Shares for the purpose of measurement by the Federal Reserve Board of First Shares' capital adequacy.

      An "Adverse Tax Determination" means the occurrence of any of the following:

            (1) the issuance of a written notice of deficiency or other final notice to First Shares from, or other action taken by, the Internal Revenue Service of the United States which is not subject to further review or rehearing except by the filing of a petition in the Tax Court of the United States or by other judicial proceeding, having the effect that interest paid on the Debentures is not fully deductible from the gross income of First Shares for Federal income tax purposes; or

            (2) the receipt by First Shares of written advice from its counsel that there is a substantial likelihood for any reason whatsoever that the Internal Revenue Service will take the position that interest paid on the Debentures is not fully deductible from the gross income of First Shares for Federal income tax purposes.

      Adverse Tax and Capital Determinations will be deemed to have occurred upon the date of the occurrence of the earlier of the events set forth in clause
(1) and clause (2) of the applicable paragraphs above and will be evidenced by an opinion of counsel furnished to the Trustee.

      Whether First Shares exercises its right to redeem Debentures after the occurrence of an Adverse Capital Determination will depend upon the circumstances at that time, including the extent and significance of the loss to First Shares of its ability to have all or a portion of the Debentures treated as regulatory capital and the feasibility under then existing market conditions of a sale of sufficient equity securities to fund such redemption.

      Whether First Shares exercises its right to redeem the Debentures after the occurrence of an Adverse Tax Determination will depend upon the circumstances at that time, including the extent and significance of the loss of tax benefits, the market price of the common shares at such time in relation to the purchase price of the common shares under the Equity Contracts, and the feasibility under then existing market conditions of a sale of sufficient equity securities to fund such redemption.

      The Debentures may be redeemed without premium at any time on or after July 1, 2010.

      Notice of redemption will be mailed to holders of Debentures not fewer than 30 nor more than 60 days prior to the redemption date. Upon any redemption, interest accrued from the most recent Interest Payment Date to the Redemption Date will be paid with the Redemption Price.

      If the Debentures are redeemed, the Equity Contracts then outstanding will simultaneously be cancelled. Holders of Equity Contracts will be sent notice of such cancellation not fewer than 30 nor more than 60 days prior to the cancellation of the Equity Contracts and will be able to purchase common shares thereunder until the date of cancellation. However, after notice of cancellation has been given (1) no Commonly Registered Debenture may be transferred separately from the related Equity Contract, (2) no Commonly Registered Debenture may be exchanged for any Unrestricted Debenture, (3) any purchases of common shares pursuant to Commonly Registered Equity Contracts made after the notice must be made by the surrender of the related Debenture rather than cash and no Redemption Premium will be paid with respect to the Debentures used for such purpose, and (4) any holders of Unrestricted Debentures who elect to use them to purchase common shares under Collateralized Equity Contracts will not receive any Redemption Premium with respect to the Unrestricted Debentures used for such purpose. See "-- Description of Equity Contracts - Payment" below.

      DEFAULTS AND WAIVER THEREOF. The happening of one or more of the following events will constitute a "Default" under the Debentures:

      (1)   default for 30 days in the payment of interest on any Debenture;

      (2) default in the payment of principal, or premium (if any), on any Debenture; and

      (3) breach of any covenant or warranty in the Indenture for 60 days after notice.


    Upon the occurrence of a Default pursuant to clause (1) above and the subsequent demand by the Trustee, First Shares is required to pay to the Trustee, for the benefit of Debenture holders, all past due accrued interest, plus additional interest on the overdue amounts at 11% per annum (to the extent legally enforceable). Upon the occurrence of a Default pursuant to clause (2) above and the subsequent demand by the Trustee, First Shares is required to pay to the Trustee, for the benefit of the Debenture holders, all past due amounts of principal, or premium (if any), on the Debentures, plus interest on the overdue amounts (to the extent legally enforceable) at 11% per annum.

    Certain events of bankruptcy, insolvency or reorganization will constitute an "Event of Default" and if such an Event of Default shall occur and be continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debentures may accelerate the maturity of all Debentures. The record holders of a majority in aggregate principal amount of all Debentures outstanding may only cease acceleration of the Debentures if all Defaults and Events of Default have been remedied and all payments due (other than those due as a result of acceleration) have been made.

    No holder of a Debenture may institute any legal or other proceeding with respect to the Indenture unless (1) the holder has previously notified the Trustee in writing of a continuing Default or Event of Default, (2) the holders of not less than 25% in aggregate principal amount of the Debentures request that such proceedings be instituted, (3) those holders provide reasonable indemnity against the cost, expenses and liabilities to be incurred in compliance with such request, (4) the Trustee fails to institute proceedings on its own behalf for 60 days or longer after the request, and (5) the holders of a majority in principal amount of the Debentures do not give a contrary instruction to the Trustee. Even in that event, a Debenture holder's remedy is generally limited to attempting to force the Trustee to act on its behalf.

    First Shares is required to file annually with the Trustee a written statement of officers as to the existence or non-existence of Defaults or Events of Default.

      MODIFICATION OF THE INDENTURE. The Indenture generally provides that modifications or alterations to the Indenture which modify in any manner the rights of the holders of the Debentures require the consent of the holders of not less than 66-2/3% in aggregate principal amount of the outstanding Debentures. However, the Indenture also specifics certain changes which may only be made with the consent of each holder of an outstanding Debenture, including changes which would:

      o change the maturity of the principal of, or of any installment of interest on, any Debenture or reduce the principal amount of, or the premium (if any), or interest payable on, any Debenture;

      o impair the right to institute suit for the enforcement of any such payment;

      o reduce the percentage in aggregate principal amount of outstanding Debentures required to modify or alter the Indenture or to waive defaults; or

      o adversely affect the right to exchange Commonly Registered Debentures for Unrestricted Debentures or to exchange Unrestricted Debentures for Commonly Registered Debentures. See, "-- Other Provisions of the Debentures and Equity Contracts - Amendments."

     The Indenture permits the Trustee to approve certain changes which do not adversely impact the rights of holders of the Debentures without the consent of the holders of the Debentures.

    CONSOLIDATION, MERGER, TRANSFER OR LEASE. If certain conditions set forth below are fulfilled, the Debentures permit First Shares, without the consent of the Debenture holders, to consolidate or merge with, or convey, transfer or lease its assets to any other party, and may permit any party to consolidate or merge with, or convey, transfer or lease its properties or assets to, First Shares. None of the foregoing transactions may be accomplished without the consent of the holders of Debentures unless:

      o the successor assumes First Shares' obligations under the Debentures;

      o after giving effect to any such transaction, a Default or an Event of Default will not exist and be continuing; and

      o the successor is organized under the laws of a United States jurisdiction.

DESCRIPTION OF EQUITY CONTRACTS


      GENERAL. When issued with a Debenture in a similar face amount, the Equity Contracts are referred to as "Commonly Registered." When separated, the Equity Contracts are referred to as "Collateralized." Collateralized Equity Contracts may only be created and transferred if sufficient Collateral (as defined below) is supplied. The value of the Collateral must be equal to or greater than the aggregate purchase price under the Equity Contract. Upon the furnishing of sufficient Collateral, a Commonly Registered Debenture and a Commonly Registered Equity Contract may be exchanged for an Unrestricted Debenture and a Collateralized Equity Contract, either of which may thereafter be separately transferred. See, "-- Other Provisions of the Debentures and Equity Contracts - Restrictions on Transfer."


      MANDATORY PURCHASE. Each Equity Contract requires the holder to purchase, and First Shares to sell, on January 1, 2011 (the "Purchase Date"), that number of whole common shares having an aggregate purchase price equal to the face amount of such Equity Contract at a price of $10 per share (the "Purchase Price"). The Purchase Price is subject to adjustment upon the occurrence of certain events. See "-- Anti-Dilution" and "-- Cancellation" below.

      OPTIONAL PURCHASE. At any time before the Purchase Date, the holder of an Equity Contract may purchase all or a portion of the common shares covered by the Equity Contract at the Purchase Price. The aggregate purchase price of common shares purchased pursuant to any Equity Contract must be $1,000 or a multiple of $1,000 (without regard to any cash settlement for fractional shares).

      NO FRACTIONAL SHARES. The purchaser in either a mandatory or optional purchase will receive the largest number of whole shares purchasable for the aggregate purchase price under the Equity Contract or portion thereof which is exercised. No fraction of a share will be issued. In lieu of fractional shares, the purchaser will receive cash.

      PAYMENT. Generally, payment for shares may be made (1) in cash, by wire transfer, or by certified check, or (2) by surrender of a Debenture or Debentures in equal face amount. However, after notice of cancellation of the Equity Contracts has been given, payment for shares purchased pursuant to a Commonly Registered Equity Contract may be made only by surrender of the related Commonly Registered Debenture. A Commonly Registered Debenture may be surrendered only in satisfaction of the purchase obligation under the related Commonly Registered Equity Contract and may not be surrendered in satisfaction of the purchase obligation under any other Equity Contract. Unrestricted Debentures may not be surrendered in satisfaction of the purchase obligation under any Commonly Registered Equity Contract.

      ANTI-DILUTION. The Equity Contract Agency Agreement provides that the Purchase Price per share and number of common shares that the holders of the Equity Contracts are obligated to purchase will be subject to adjustment in certain events, including:

       o the declaration or making of a dividend or other distribution on common shares in common shares;

       o  the subdivision of common shares into a greater number of shares;

       o  the combination of common shares into a smaller number of shares;

       o the issuance to all holders of common shares of rights or warrants entitling them (for a period not exceeding 45 days) to subscribe for common shares at a price per share less than the "current market price" (as defined in the Equity Contract Agency Agreement); and

       o the distribution to all holders of common shares of any of the following:

            o  shares of any class other than common shares;

            o  evidences of indebtedness of First Shares;

            o assets (other than the distributions referred to above and cash dividends); or

            o  rights or warrants (other than those referred to above).

      No adjustment to the Purchase Price per share will be made until cumulative adjustments amount to at least 0.5% thereof.

      CANCELLATION. In the event First Shares exercises its right to redeem the Debentures, all the Equity Contracts then outstanding and the obligations and rights of First Shares and the holders thereof will be cancelled on the date on which the Debentures are redeemed (the "Cancellation Date"). Upon such cancellation, each holder of an Equity Contract will receive a cancellation payment equal to 1.0% of the principal amount of the purchase obligation under the Equity Contract, except that if the Debentures are redeemed on or after July 1, 2010, or after the occurrence of an Adverse Tax Determination or Adverse Capital Determination, no cancellation payment will be made.

      First Shares will give not fewer than 30 nor more than 60 days' prior notice of the cancellation of the Equity Contracts. The purchase rights of holders of the Equity Contracts will remain exercisable until the Cancellation Date, subject to certain restrictions. No cancellation fee will be payable to the extent common shares are purchased prior to the Cancellation Date. If the Debentures are to be redeemed after an Adverse Tax Determination or Adverse Capital Determination, holders of Equity Contracts will have the right to purchase common shares prior to the Cancellation Date, at a price equal to the lower of: (1) 94% of the average "current market price," (as defined below), of the common shares for 10 business days prior to and 10 business days after the adverse determination (but not less than $5.00 per share, subject to adjustment) or (2) the purchase price set forth in the Equity Contract.

      The "current market price" for the common shares, as defined in the Equity Contract Agency Agreement, is:

       o  the last reported sales price on NASDAQ or a similar quotation system;

       o if not so quoted, the mean between the high bid and low asked quotations, as reported by the National Quotation Bureau Incorporated;

      o if so listed, the last sales price (if no sale occurred, the closing bid price) on the principal national securities exchange which lists the common shares; or

      o if the common shares are not listed by any system mentioned above, the last reported sales price (if no sale occurred, the closing bid price) or, if actual transactions are not reported, the mean between the high bid and low asked price on a national securities or central market system.

If none of the above methods are available for determining the market value of the common shares, the board of directors of First Shares shall conclusively determine another reasonable method for making the determination.

      Whether First Shares exercises its right to redeem Debentures and cancel the Equity Contracts after the occurrence of an Adverse Capital Determination will depend upon the circumstances at that time including the extent and significance of the loss to First Shares of its ability to have the Debentures treated as regulatory capital and the feasibility under then existing market conditions of a sale of sufficient equity securities to fund such redemption.

      Whether First Shares exercises its right to redeem the Debentures and cancel the Equity Contracts after the occurrence of an Adverse Tax Determination will depend upon the circumstances at that time, including the extent and significance of the loss of tax benefits, the market price of the common shares at such time in relation to the purchase of the common shares under the Equity Contracts, and the feasibility under then existing market conditions of a sale of sufficient equity securities to fund such redemption. See, "Certain Federal Income Tax Consequences - Characterization of Periodic Payments on Debentures."

      Equity Contracts and the obligations and rights of First Shares and of the holders thereof will terminate if an event of bankruptcy, insolvency or reorganization has occurred with respect to First Shares.

      STATUS OF HOLDER OF EQUITY CONTRACT. Prior to the purchase of common shares pursuant to an Equity Contract, the holder of an Equity Contract will have no rights as a shareholder of First Shares.

OTHER PROVISIONS OF DEBENTURES AND EQUITY CONTRACTS.

      RIGHT OF OFFSET. With respect to any Commonly Registered Equity Contract, First Shares will be entitled on or after the Purchase Date to offset its obligation to pay the principal of the related Debenture, in whole or in part, against any unpaid purchase price under the Equity Contract. In that event, First Shares will deliver to the registered holder of the related Debenture, upon presentation of the related Debenture to the Equity Contract Agent, certificates for the common shares together with accrued interest since the last Interest Payment Date, if any. After the date of an offset, interest on the amount of principal of the related Debenture will cease to accrue.

      RESTRICTIONS ON TRANSFER. A Commonly Registered Debenture and a Commonly Registered Equity Contract may be transferred to a single transferee, or either the Debenture or the Equity Contract comprising the unit may be transferred separately, provided the following conditions are satisfied.

      o If a Commonly Registered Debenture and the related Equity Contract are to be transferred together, the transferee must execute an agreement to be bound by the terms of the Equity Contract and the transferor must surrender the Equity Contract and the Debenture, with assignments duly executed, to the Equity Contract Agent. After registration of the transfer, the Equity Contract Agent will deliver to the transferee the Commonly Registered Debenture and the related Equity Contract.

      o If a Commonly Registered Debenture is to be transferred separately from the related Equity Contract, the transferor must execute a form of Collateral Agreement, surrender the Debenture and the Equity Contract, with assignments duly executed, to the Equity Contract Agent and deliver to the Equity Contract Agent sufficient Collateral to secure its obligation to purchase the common shares under the Equity Contract. After registration of the transfer, the Equity Contract Agent will deliver to the transferee an Unrestricted Debenture and will deliver to the transferor the Collateralized Equity Contract.

      o If a Commonly Registered Equity Contract is to be transferred separately from the related Debenture, the transferee must execute a form of Collateral Agreement, the transferor must surrender the Debenture and the Equity Contract, with assignments duly executed, and the transferee must deliver to the Equity Contract Agent sufficient Collateral to secure its obligation to purchase the common shares under the Equity Contract. After registration of the transfer, the Equity Contract Agent will deliver to the transferee the Collateralized Equity Contract and will deliver to the transferor an Unrestricted Debenture.

      o If the Commonly Registered Debenture and the related Equity Contract are to be exchanged for an Unrestricted Debenture and the Collateralized Equity Contract, the holder must execute a form of Collateral Agreement, surrender the Commonly Registered Debenture and related Equity Contract, with assignments duly executed, to the Equity Contract Agent and deliver to the Equity Contract Agent sufficient Collateral to secure its obligation under the Equity Contract. Upon completion of the exchange, the Equity Contract Agent will deliver to the holder the Unrestricted Debenture and Collateralized Equity Contract.

      Unrestricted Debentures and Collateralized Equity Contracts may be transferred separately pursuant to the following procedures.

      o If a Collateralized Equity Contract is to be transferred, the transferee must execute a form of Collateral Agreement, the transferor must surrender the Equity Contract to the Equity Contract Agent, with an assignment duly executed, and the transferee must deliver to the Equity Contract Agent sufficient Collateral to secure its obligation to purchase the common shares under the Collateralized Equity Contract. After registration of the transfer, the Equity Contract Agent will deliver to the transferee the Collateralized Equity Contract and will return to the transferor his Collateral.

      o If the Unrestricted Debenture is to be transferred, the transferee must execute an appropriate assignment for the Unrestricted Debenture and deliver it to the transfer agent for the Debentures. After the registration of the transfer, the transfer agent of the Debentures will deliver to the transferee an Unrestricted Debenture in an equal face amount as the one surrendered by the transferor.

      In addition to the exchange of one form of Debenture for another, Debentures in any authorized denominations may be exchanged for a like aggregate principal amount of Debentures of the same form in other authorized denominations. Equity Contracts may likewise be exchanged for Equity Contracts of the same form in other authorized denominations. However, a Commonly Registered Debenture and the related Equity Contract must always be in the same denomination.

      COLLATERAL. For purposes of any Collateralized Equity Contract, sufficient "Collateral" means one or more of the following items having an aggregate value at least equal to the unpaid aggregate purchase obligation under the Equity
Contract:

      o cash paid to the Equity Contract Agent by wire transfer in immediately available funds or certificates of deposit;

      o standby letters of credit issued by an insured bank that is not an affiliate of First Shares; or

      o debt obligations issued or guaranteed by the United States or any agency thereof of the kind and in the form specified in the Equity Contract Agency Agreement ("Eligible Government Obligations") that will mature prior to or simultaneously with the maturity of the Equity Contract, which will be valued at their unpaid principal amount.

    Pursuant to the Equity Contract Agency Agreement, the Equity Contract Agent will be required to hold all Collateral separately from its general funds. All Collateral not in bearer form delivered to the Equity Contract Agent must be endorsed in blank or accompanied by satisfactory instruments of transfer, executed in blank with signatures guaranteed. After delivery, Collateral in registered form may be registered in the name of the Equity Contract Agent, or its nominee. Any obligor or transferee, if requested by First Shares, must also take such steps as may be necessary to cause payments of principal and interest on the Collateral to be paid to the Equity Contract Agent.

      Unless the obligor has defaulted in his purchase obligation under any of his Collateralized Equity Contracts or on his obligation to furnish additional Collateral in the case of a deficiency as described below, interest payments received by the Equity Contract Agent on Collateral will be remitted to the obligor. However, except as provided below, in the case of Collateral consisting of any obligation originally issued at a price below its principal amount at stated maturity and not bearing stated interest except on default, any amounts received by the Equity Contract Agent in excess of the discounted original issue price or any amount received by the Equity Contract Agent in respect of interest on overdue principal will be retained by the Equity Contract Agent in cash as Collateral.

      If the aggregate amount of payments of principal on an obligation held as Collateral, upon acceleration or at stated maturity, received by the Equity Contract Agent is less than the value thereof (determined as described above), then any interest on such obligation received by the Equity Contract Agent after an acceleration or after its stated maturity will also be retained by the Equity Contract Agent in cash as Collateral. On the maturity of any Collateral prior to the Purchase Date, the Equity Contract Agent will hold but, except as provided below, will not be obligated to reinvest the principal payments received thereon. In the case of Collateral consisting of an obligation of any issuer other than First Shares, if the aggregate payments of principal received by the Equity Contract Agent (whether at stated maturity or otherwise) are less than the value thereof (determined as described above) the obligor will be obligated to furnish additional Collateral having a value equal to the deficiency. Collateral or the cash proceeds thereof will be returned to the owner upon receipt by the Equity Contract Agent of an equal amount of Collateral in substitution therefor. No interest will be paid by the Equity Contract Agent on any cash Collateral held by it.

      In addition, so long as the obligor has not defaulted on his purchase obligation under any of his Collateralized Equity Contracts or on his obligation to furnish additional Collateral, the Equity Contract Agent, upon written instruction from the obligor, will, to the extent practicable, reinvest in Eligible Government Obligations any cash at any time included in the Collateral resulting from payment at maturity of Eligible Government Obligations. After any such investment, the Equity Contract Agent will remit to the obligor any excess cash held by the Equity Contract Agent as Collateral for such obligor's Equity Contracts. The obligor will be required to pay the transaction fees and other expenses in connection with any such investment.

      DEFAULT UNDER COLLATERALIZED EQUITY CONTRACT. If an obligor defaults on his purchase obligation under a Collateralized Equity Contract, subject to applicable bankruptcy or other laws, the Equity Contract Agent has, among others, the right to sell the Collateral, the right to retain the Collateral if it is cash or, if the obligor consents after default, the right to retain Collateral which is not cash in satisfaction of the obligor's obligation. Any net proceeds realized by the Equity Contract Agent in exercising the remedies upon default and any amounts received by the Equity Contract Agent upon maturity of any Collateral following such default, after deducting the reasonable expenses of such realization and of the collection of such amounts, will be applied to the Purchase Price of the common shares which the defaulting obligor is obligated to purchase, and the excess of such proceeds will be paid to the obligor. Promptly after receipt in full of such Purchase Price, the Equity Contract Agent will transmit to the obligor a stock certificate for the number of common shares purchased. The defaulting obligor will remain liable to pay the Equity Contract Agent upon demand, for an amount equal to the excess, if any, of his aggregate purchase obligation over the proceeds realized from such Collateral.

      EXPIRATION OF RIGHT TO TRANSFER OR EXCHANGE. First Shares will not be required to issue, transfer or exchange any Commonly Registered Debenture after the Purchase Date. However, in any case in which the Purchase Price under a Commonly Registered Equity Contract has been paid, in whole or in part, in a manner other than by surrender of the related Debenture or by exercise of First Shares' right of offset, the holder of such related Debenture will be entitled to exchange it for an Unrestricted Debenture in a principal amount equal to the amount so paid and, if such payment is prior to the Purchase Date, a Commonly Registered Debenture in a principal amount equal to any unpaid purchase obligation under such Commonly Registered Equity Contract. No Equity Contract may be issued, transferred or exchanged after the Purchase Date.

      CONSOLIDATION, MERGER AND SALE OF ASSETS. First Shares may, without the consent of the holders of any of the Debentures or Equity Contracts, consolidate with, merge into or transfer its assets to any other party organized under the laws of any U.S. jurisdiction, provided that the successor or its parent assumes First Shares' obligations with respect to the securities, and provided that after giving effect thereto, no Default or Event of Default under the Indenture or the Equity Contract Agency Agreement shall have occurred and be continuing and that certain other conditions are met.

      AMENDMENTS. The consent of obligors under Equity Contracts will not be required to modify the Indenture or to amend the Equity Contract Agency Agreement, provided that any such amendment of the Equity Contract Agency Agreement does not adversely affect the rights of such obligors. See "-- Description of Debentures - Modification of the Indenture" above.

      SURRENDER OF DEBENTURES. Except as provided above under "-- Description of Equity Contracts - Payment," a Debenture may be surrendered by its holder to First Shares at any time or from time to time prior to maturity in full or partial satisfaction of the Purchase Price under an Equity Contract. In the case of a partial satisfaction, a Debenture representing the unused principal amount and an Equity Contract representing the amount of the unsatisfied purchase obligation will be returned to the holder. The holder will then have the right to satisfy such remaining purchase obligation with cash or a Debenture. Any Debenture surrendered in payment of an obligation under an Equity Contract after any Interest Payment Date and on or prior to the next succeeding regular record date for the payment of interest thereon will cease to accrue interest upon such surrender. Interest accrued but unpaid prior to that time will be paid at the time of the surrender.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    All material provisions of the common shares are summarized in this prospectus. However, the following description of our capital stock is subject in all respects to applicable Indiana law and to the provisions of our amended Articles of Incorporation and amended By-Laws.


    Our authorized capital stock consists of 10 million common shares and 2 million preferred shares. At January 31, 2002, there were 1,052,779 common shares issued and outstanding and no preferred shares issued and outstanding. Up to an additional 106,000 common shares are issuable upon exercise of outstanding options granted under our stock option plans. See, "Management - Executive Compensation - Benefit Plans and Arrangements." Our common shares are currently quoted and traded on the OTC Bulletin Board, but trades occur infrequently. We intend to apply to have our common shares listed on the NASDAQ SmallCap Market as soon as we satisfy all of the listing requirements. However, there can be no assurance that the common shares will be listed on the NASDAQ SmallCap Market in the foreseeable future or that a more liquid market will develop for the common shares even if such listing occurs.


COMMON SHARES

    Each holder of common shares is entitled to one vote per share of record on all matters to be voted upon by the shareholders. Holders do not have cumulative voting rights in the election of directors or any other matter. Subject to the preferential rights of the holders of any preferred stock that may at the time be outstanding, each common share entitles the holder thereof to an equal and ratable right to receive dividends when, if and as declared from time to time by the board of directors out of legally available funds. We do not anticipate paying cash dividends in the foreseeable future. See "Dividends."

    In the event of our liquidation, dissolution or winding up, the holders of common shares will be entitled to share ratably in all assets remaining after payments to creditors and after satisfaction of the liquidation preference, if any, of the holders of any preferred stock that may at the time be outstanding. Holders of common shares have no preemptive or redemption rights and will not be subject to further calls or assessments. All of the common shares to be issued and sold pursuant to the Equity Contracts will be, when actually issued, validly issued, fully paid and nonassessable.

PREFERRED SHARES

    The authorized preferred shares are available for issuance from time to time at the discretion of the board of directors without shareholder approval. The board of directors has the authority to prescribe for each series of preferred shares it establishes the number of shares in that series, the number of votes (if any) to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. Depending upon the rights prescribed for a series of preferred shares, the issuance of preferred shares could have an adverse effect on the voting power of the holders of common shares and could adversely affect holders of common shares by delaying or preventing a change in control, making removal of our present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of common shares.

AUTHORIZED BUT UNISSUED SHARES

    Indiana law does not require shareholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable the board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their common shares at prices higher than prevailing market prices.

CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BY-LAWS

    Certain provisions of our amended Articles of Incorporation and amended By-Laws may delay or make more difficult unsolicited acquisitions or changes of control. Such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change in control, although such proposals, if made, might be considered desirable by a majority of our shareholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of the board of directors. These provisions include:

         o the division of the board of directors into three classes serving "staggered" terms of office of three years (see, "Management - Directors and Officers");

         o the availability of authorized but unissued shares of stock for issuance from time to time at the discretion of the board of directors (see, "-- Authorized But Unissued Shares");

         o provisions allowing the removal of directors only for cause and only upon a 70% shareholder vote taken at a meeting called for that purpose;

         o provisions requiring the participation of 70% of the voting power of the outstanding common in order for the shareholders to demand the calling of a special meeting of shareholders; and

         o requirements for advance notice for raising business or making nominations at shareholders' meetings.

    In addition, our amended Articles of Incorporation restrict our ability to enter into a business combination with a person that has owned or controlled, directly or indirectly, more than 10% of First Shares' voting shares for fewer than two years continuously. Such a person is defined as a "related person." A business combination with a related person is only permitted if (1) the related person is our wholly owned subsidiary, (2) certain fair price criteria are met,
(3) at least 70% of the "continuing directors" approve the combination or (4) the combination is approved by the holders of at least 70% of the voting shares of First Shares and by the holders of a majority of the voting shares of First Shares other than the shares owned or controlled, directly or indirectly, by the related person. A "continuing director" is defined as a director who is not associated with the related person and either was a director before the related person became a related person or is a successor of a continuing director whose succession was recommended by not less than 2/3rds of the continuing directors.

    Our amended By-Laws establish an advance notice procedure with regard to business to be brought before an annual or special meeting of our shareholders and with regard to the nomination of candidates for election as directors, other than by or at the direction of the board of directors. Although our amended By-Laws do not give the board of directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

CERTAIN PROVISIONS OF INDIANA LAW

    The Indiana Business Corporation Law (the "IBCL") applies to us as an Indiana corporation. Under certain circumstances, the following provisions of the IBCL may delay, prevent or make more difficult unsolicited acquisition or changes of control. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

    CONTROL SHARE ACQUISITIONS. Under Sections 23-1-42-1 to 23-1-42-11 of the IBCL, an "acquiring person" who makes a "control share acquisition" in an "issuing public corporation" may not exercise voting rights on any "control shares" unless such voting rights are conferred by a majority vote of the disinterested shareholders of the issuing corporation at a special meeting of such shareholders held upon the request and at the expense of the acquiring person. In the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all voting power, all shareholders of the issuing corporation have dissenters' rights to receive the fair value of their shares.

    Under the IBCL, "control shares" means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges (a) one-fifth or more but less than one-third; (b) one-third or more but less than a majority; or (c) a majority or more. "Control share acquisition" means, subject to certain exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition. "Issuing public corporation" means a corporation which is organized in Indiana, has 100 or more shareholders, its principal place of business, its principal office or substantial assets within Indiana and either (a) more than 10% of its shareholders resident in Indiana, (b) more than 10% of its shares owned by Indiana residents or (c) 10,000 shareholders resident in Indiana.

    The above provisions do not apply if, before a control share acquisition is made, the corporation's articles of incorporation or by-laws (including a board adopted by-law) provide that they do not apply. Our amended Articles of Incorporation and amended By-Laws do not exclude us from the restrictions imposed by such provisions.

    CERTAIN BUSINESS COMBINATIONS. Sections 23-1-43-1 to 23-1-43-23 of the IBCL restrict the ability of a "resident domestic corporation" to engage in any combinations with an "interested shareholder" for five years after the interested shareholder's date of acquiring shares unless the combination or the purchase of shares by the interested shareholder on the interested shareholder's date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if such shareholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. For purposes of the above provisions, "resident domestic corporation" means an Indiana corporation that has 100 or more shareholders. "Interested shareholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation and at any time within the five-year period immediately before the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in an amendment to their articles of incorporation approved by a majority of the disinterested shares. Such an amendment, however, would not become effective until 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. Our amended Articles of Incorporation do not exclude us from the restrictions imposed by such provisions.


    DIRECTORS' DUTIES AND LIABILITIES. Under Section 23-1-35-1 of the IBCL, directors are required to discharge their duties: (a) in good faith; (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (c) in a manner the directors reasonably believe to be in our best interests. However, the

IBCL also provides that a director is not liable for any action taken as a director, or any failure to act, unless the director has breached or failed to perform the duties of the director's office and the action or failure to act constitutes willful misconduct or recklessness. The exoneration from liability under the IBCL does not affect the liability of directors for violations of the federal securities laws.

    Section 23-1-35-1 of the IBCL also provides that a board of directors, in discharging its duties, may consider, in its discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation's shareholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. If a determination is made with the approval of a majority of the disinterested directors of the board, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation. Once the board has determined that the proposed action is not in the best interests of the corporation, it has no duty to remove any barriers to the success of the action, including a rights plan. Section 23-1-35-1 specifically provides that certain judicial decisions in Delaware and other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of that section.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Our amended Articles of Incorporation provide that, to the extent not inconsistent with applicable law, we shall indemnify each of our directors, officers, employees and agents against all liability and reasonable expense that may be incurred by him or her in connection with or resulting from any claim in which he or she may become involved by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or by reason of any action taken or not taken by him or her in any such capacity, if such person is wholly successful with respect to the claim or, if not wholly successful, then if such person is determined to have acted in good faith, in what he or she reasonably believed to be the best interests of the Company (or at least not opposed to its best interests) and, in addition, with respect to a criminal claim, is determined to have had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful.

    FDIC regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by us or the Bank to our respective directors or officers otherwise permitted or required under the IBCL or our amended Articles of Incorporation.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under the provisions discussed above or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

REGISTRAR AND TRANSFER AGENT


    First Bank will act as registrar and transfer agent for the Debentures and Equity Contracts. The registrar and transfer agent for our common shares is Registrar and Transfer Company, Cranford, New Jersey.


                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

      The Company has obtained an opinion of counsel regarding various federal income tax aspects of the offering and the securities offered by this prospectus. The Company has not sought a ruling from the Internal Revenue Service ("IRS") regarding the tax aspects of the offering or the securities, and the securities involved in the offering have not otherwise been the subject of a ruling from the IRS. An opinion of counsel is not binding upon the IRS, and therefore, there can be no assurance that the IRS will not challenge the conclusions reached by counsel in its opinion.

CHARACTERIZATION OF PERIODIC PAYMENTS ON DEBENTURES.

      We have been advised by legal counsel that the Debentures and the Equity Contracts, whether or not Commonly Registered, should be treated as separate securities for federal income tax purposes. The periodic payments made with respect to the Debentures should, therefore, be treated as interest paid on indebtedness and, as such, should be deductible from our gross income for federal income tax purposes. The Debentures may be purchased separately from the Equity Contracts in our discretion, and we believe that the terms of the investments are such that an investor may desire to purchase Debentures only or Equity Contracts only. Moreover, even if Debentures and Equity Contracts are originally purchased in corresponding amounts, they may later be separated.

      You should be aware that the issue of whether the periodic payments made with respect to the Debentures constitute a deductible interest expense by us is not free from doubt. The IRS may ultimately rule that the Debentures are equity and not debt, and that, therefore, the periodic amounts paid on the Debentures are not deductible as interest expense. In the event that the IRS makes this determination (otherwise referred to as an Adverse Tax Determination in this prospectus), we have the right, subject to certain conditions, to redeem the Debentures and to cancel the Equity Contracts with a redemption premium of only 1% and with no cancellation payment. See, "Description of Debentures and Equity Contracts - Description of Debentures - Redemption" and "Description of Debentures and Equity Contracts - Description of Equity Contracts - Cancellation." The discussion below assumes that the Debentures will be treated as debt.

BASIS

    Whether the Debentures and Equity Contracts are purchased separately or together in commonly registered form, the basis of each Debenture and each Equity Contract will be the respective costs of those securities to the holder.

ORIGINAL ISSUE DISCOUNT

    The Debentures are subject to the original issue discount ("OID") rules of the Internal Revenue Code of 1986, as amended ("Code"), if the issue price of the Debentures is less than their stated redemption price at maturity, unless the de minimis rule applies. The de minimis rule provides that if the difference between the stated redemption price at maturity and the issue price of the Debentures is no more than .25% of the stated redemption price at maturity multiplied by the number of complete years to maturity (in the case of the Debentures, $22.50 per $1,000 principal amount of Debentures), the OID rules do not apply. We anticipate that the difference between the issue price and the stated redemption price at maturity of the Debentures will fall within the de minimis rule. As a result, we believe the Debentures will be issued without any OID. If the IRS were to find that the Debentures were issued with OID, however, then for federal income tax purposes, holders of Debentures will be required to include a portion of such OID in gross income annually as interest on a constant yield to maturity basis (even though no corresponding amount of cash is received annually), and the amount so included in income would be added to the holders' tax basis in their Debentures.

SALE AND EXCHANGE OF DEBENTURES AND EQUITY CONTRACTS

    Upon the sale of a Debenture or an Equity Contract (including the cancellation of an Equity Contract or, subject to the OID rules of the Code discussed above, the redemption or payment of the principal amount at maturity of a Debenture), the difference between the holder's tax basis in the Debenture or Equity Contract and the amount realized in exchange therefor will be recognized as gain or loss. If the instrument is held as a capital asset, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period for the Debenture or Equity Contract exceeds one year.

    We have been informed by legal counsel that, although the federal income tax treatment of an exchange of a Commonly Registered Debenture and the related Equity Contract for an Unrestricted Debenture and a Collateralized Equity Contract, and vice versa, is uncertain in the absence of specific regulations or other authority, it is likely that such an exchange will be treated as a nontaxable exchange. In such event, no gain or loss will be recognized by the holder of a Debenture and Equity Contract upon such exchange. The holder's basis in any Debenture and Equity Contract received in such an exchange will be the same as such holder's basis in the Debenture and Equity Contract surrendered. The holding period for capital gains purposes for the Debenture and Equity Contract received will include the period during which the Debenture and Equity Contract surrendered were held by such holder.

EXERCISE OF EQUITY CONTRACTS

    No gain or loss will be recognized by a holder of an Equity Contract on the purchase of common shares for cash pursuant to the Equity Contract. The adjusted tax basis of the common shares purchased will be equal to the sum of the holder's adjusted tax basis in such Equity Contract and the price paid. The holding period of such common shares will begin on the day following the date of purchase.

    We have been informed by legal counsel that, although the federal income tax treatment of the surrender of a Debenture to pay all of the purchase price under an Equity Contract is uncertain in the absence of specific regulations or other authority, it is likely that the holder will recognize income in an amount equal to the difference between the principal amount of the Debenture and the holder's original cost or other basis for such Debenture. Accordingly, it is likely that
(1) the basis of any common shares received in connection with such surrender will be equal to the sum of the holder's adjusted tax basis in such Equity Contract and the price paid and (2) the holding period for the common shares received will begin on the day following the date of purchase.

    In the event we exercise the right of offset with respect to a Commonly Registered Debenture on the Purchase Date (see, "Description of Debentures and Equity Contracts - Other Provisions of Debentures and Equity Contracts - Right of Offset"), the tax consequences should be the same as if the Debenture were surrendered to pay the purchase price under an Equity Contract.

    THE DISCUSSION OF FEDERAL INCOME TAXES SET FORTH ABOVE IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY. EACH HOLDER OF DEBENTURES OR EQUITY CONTRACTS SHOULD CONSULT HIS OR HER OWN ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF ANY TRANSACTION INVOLVING THE DEBENTURES OR EQUITY CONTRACTS, INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX LAWS.

                                  THE OFFERING

GENERAL


    We are offering a minimum of $2,500,000 and a maximum of $5,000,000 of Debentures at a price of $990 per $1,000 face amount and Equity Contracts at a price of $10 per $1,000 face amount. The gross proceeds from the offering will be between $2,500,000 and $5,000,000. The minimum investment for any one investor is $10,000 and the maximum investment is $500,000, unless we, in our sole discretion, accept a subscription for a lesser or greater amount. David A. Noyes & Company has agreed to sell the Debentures and Equity Contracts on a "best efforts" basis. See "-- Plan of Distribution" below.


    Our officers and directors and certain shareholders may purchase Debentures and Equity Contracts in this offering, including purchases necessary to reach the minimum. Because purchases by these individuals may be substantial, you should not place any reliance on the sale of a specified minimum offering amount as an indication of the merits of this offering or that such officer's, director's or shareholder's investment decision is shared by unaffiliated investors.


    We intend to accept subscriptions to purchase the securities until midnight, Indianapolis, Indiana time, on June 28, 2002, unless all of the securities are earlier sold or we terminate the offering earlier. See "Conditions to the Offering and Release of Funds" below. We reserve the right to terminate the offering at any time or to extend the expiration date for an additional period not beyond September 30, 2002. The date the offering terminates is referred to in this prospectus as the "Expiration Date." No written notice of an extension of the offering period need be given prior to any extension, and any such extension will not alter the binding nature of subscriptions we have already accepted. Extension of the Expiration Date might cause an increase in the expenses incurred with this offering.


    After we accept a subscription, the subscription will be binding on the subscriber and may not be revoked by the subscriber except with our consent. In addition, we reserve the right to cancel accepted subscriptions at any time and for any reason until the proceeds of this offering are released from escrow (as discussed in greater detail in "-- Conditions to the Offering and Release of Funds" below). We also reserve the right to reject, in whole or in part and in our sole discretion, any subscription. We may, in our sole discretion, allocate Debentures and Equity Contracts among subscribers in the event of an oversubscription for the securities. In determining which subscriptions to accept, in whole or in part, we may take into account any factors we consider relevant, including the order in which subscriptions are received, a subscriber's potential to do business with us or to direct customers to us, and our desire to have a broad distribution of ownership. If we reject any subscription, or accept a subscription but in our discretion subsequently elect to cancel all or part of such subscription, we will refund promptly the amount remitted that corresponds to the purchase price for the securities as to which the subscription is rejected or canceled. We will promptly issue certificates and agreements representing the securities duly subscribed and paid for after the offering conditions are satisfied and escrowed funds are delivered to us.

CONDITIONS TO THE OFFERING AND RELEASE OF FUNDS


    Until $2,500,000 is received from investors or the offering is terminated, all funds received will be deposited in an escrow account with The Huntington National Bank, as escrow agent. All funds received by broker-dealers will be transmitted to the escrow agent by noon of the next business day after they are received. The offering will be terminated if we have not received and accepted subscriptions and payment in full of a minimum of $2,500,000 of Debentures and Equity Contracts on or before the Expiration Date. If this condition is satisfied, the subscription amounts held in escrow will be paid to us, and the Debentures and Equity Contracts will be issued to subscribers. Once we have closed the sale of the minimum amount of securities in this offering, the escrow agreement with The Huntington National Bank will be terminated, and any subscription proceeds accepted thereafter, but before termination of this offering, will not be deposited in escrow but will be available for our immediate use. See "Use of Proceeds."


    If the minimum is not reached by the Expiration Date or the offering is otherwise earlier terminated:

      o accepted subscription agreements will be of no further force or effect and subscribers in this offering will not receive Debentures or Equity Contracts;

      o the funds held in the escrow account will not be subject to the claims of any of our creditors or available to defray the expenses of this offering; and

      o the full amount of all subscription funds will be returned promptly to subscribers, with interest.


    Subscription funds held in escrow will be invested in interest-bearing savings accounts, short-term securities issued or guaranteed by the United States Government, FDIC-insured bank deposits, bank money market accounts, short-term certificates of deposit issued by banks, or such other permissible investments as we and the escrow agent shall agree. We do not intend to invest the subscription proceeds held in escrow in instruments that would mature after the Expiration Date of the offering. The escrow agent has not investigated the desirability or advisability of an investment in the Debentures or the Equity Contracts by prospective investors and has not approved, endorsed, or passed upon the merits of an investment in the Debentures or the Equity Contracts.

PLAN OF DISTRIBUTION


    We have entered into an agency agreement with David A. Noyes & Company to act as the sales agent for this offering. The sales agent has agreed to use its best efforts to sell between $2,500,000 and $5,000,000 of the securities to the public. As a result, the sales agent will sell the securities on our behalf but will not purchase any of the securities for resale to the public. The sales agent may not sell any of the securities unless it can sell at least $2,500,000 of the Debentures and the Equity Contracts. The sales agent has provided advice to us regarding the structure of the offering and the marketing of the Debentures and Equity Contracts.

    We have agreed to pay the sales agent a commission of 6.5% of the total proceeds from the sale of the Debentures and Equity Contracts, except for sales of up to $1,000,000 in face amount of the securities to certain persons designated as "friends" of the Company, with respect to which the sales agent will be paid a commission of 4.5%. The maximum gross proceeds from the offering will be $5,000,000, and therefore, the maximum commission payable to the sales agent will be $325,000, in this offering. We will also pay the sales agent's expenses in the offering. The sales agent may, with our consent, sell shares through other dealers who are members of the National Association of Securities Dealers, Inc. The selected dealers will receive a maximum selling commission of 4% on the securities sold by them. These commissions will be paid by the sales agent from its fee, and not in addition to its fee.


    The sales agent has the right to terminate the agency agreement under some circumstances. For example, the sales agent can terminate the agency agreement if the sales agent believes that there is not a favorable public market for the sale of the securities. If the sales agent terminates the agency agreement, we may sell the securities ourselves through our officers and directors, or we may engage one or more other broker/dealers. We do not currently have arrangements with any other broker/dealers. Until we have sold the minimum amount of securities, we will promptly forward all funds we receive from the sale of securities to the escrow agent.

    The agency agreement provides for reciprocal indemnification or contribution between us and the sales agent for certain liabilities in connection with this offering, including liabilities under the securities laws. The SEC has advised us that it believes that such indemnification is against public policy and may be unenforceable.

    The proceeds we will receive as shown on the cover page of this prospectus do not reflect estimated expenses of $325,000 payable by us. These expenses are estimated to include printing expenses of $15,000, SEC registration expenses of $750, NASD fees of $1,300, trustee fees and expenses of $15,500, escrow agent fees and expenses of $12,000, professional fees of $263,000, blue sky fees and expenses of $15,000, and miscellaneous expenses of $2,450.

    The sales agent has informed us that it does not intend to make sales to any accounts over which it exercises discretionary authority.

    Our directors have agreed that: (1) for a period of one year from the date of this prospectus, they will not, without the prior written consent of the sales agent, sell any of our common shares or any Debentures or Equity Contracts; or (2) during each of the three years thereafter, sell in excess of 10% of their common shares, Debentures or Equity Contracts.

    Certain employees and associates of the sales agent have advised us that they desire to purchase securities in this offering. In order to insure that other members of the public have an opportunity to purchase the securities consistent with the rules of the National Association of Securities Dealers, Inc., these employees and associates have agreed to a stand-by arrangement to the effect that they will not purchase any securities in this offering unless
(1) the maximum offering amount has not been subscribed for as of the date a closing is scheduled and (2) the sales agent represents to us in writing that it was unable to find any other purchasers for the securities at that time. These employees and associates have also agreed that to the extent they purchase securities in the offering they will not sell, transfer, assign, pledge or hypothecate the securities for a period of three months after the date of their purchase.

    Upon completion of the offering, we will deliver to the sales agent (or the ultimate purchasers) the certificates or documents representing the Debentures and Equity Contracts. The Debentures and Equity Contracts will not be listed or quoted on an exchange or in the over-the-counter market. However, David A. Noyes & Company has informed us that it intends to make a market in the Debentures and Equity Contracts after the offering. Even in that event, we do not expect the Debentures or the Equity Contracts to trade frequently.

    Other than in the United States, no action has been taken by us that would permit a public offering of the Debentures or the Equity Contracts in any jurisdiction where action for that purpose is required. The securities included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any of the securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of the securities and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities included in this offering in any jurisdiction where that would not be permitted or legal.

    David A. Noyes & Company from time to time provides investment banking and financial advisory services to us for which it receives customary fees. In addition, we entered into a consulting agreement with David A. Noyes & Company to be effective upon the initial closing of the offering. Under the consulting agreement, David A. Noyes &

Company will provide general advisory services to us upon our request. We will pay a non-refundable annual retainer fee of $5,000, and this fee will be credited against the regular hourly fees of David A. Noyes & Company for providing the consulting services. David A. Noyes & Company will also receive a contingent fee equal to 1 1/2% of the total purchase price paid by or for the Company for any acquisition, merger or sale completed during the term of the consulting agreement or within 12 months after cancellation of the consulting agreement. Under the agreement, we also agreed to reimburse David A. Noyes for reasonable out-of-pocket expenses and agreed to indemnify them from damages relating to the advice and recommendations given and the services performed by them under the consulting agreement. The consulting agreement is for a term of one year, with two automatic one-year renewal terms.

HOW TO SUBSCRIBE


    Debentures and/or Equity Contracts may be subscribed for by delivering a subscription agreement, completed and executed in full, to David A. Noyes & Company, on or prior to the Expiration Date. You should retain a copy of your completed subscription agreement for your records. The subscription price is due and payable when the subscription agreement is delivered and must be delivered with the subscription agreement. Payment must be made in United States dollars by cash or by check, bank draft or money order in the amount of $990 per $1,000 in principal amount of Debentures subscribed for and $10 per $1,000 in face amount of Equity Contracts subscribed for. Until we reach the minimum and close the escrow, any check, bank draft or money order should be drawn to the order of "THE HUNTINGTON NATIONAL BANK, ESCROW ACCOUNT FOR FIRST SHARES BANCORP, INC." Documents and monies received by any broker-dealer will be transmitted to the escrow agent by noon of the next business day after their receipt. After we reach the minimum and close escrow, any check, bank draft or money order should be drawn to the order of "FIRST SHARES BANCORP, INC."


                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the securities sold in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us, reference is made to the registration statement and the exhibits and schedules filed as a part thereof. You should read the entire registration statement, and the exhibits and schedules thereto, for a more complete description of us and our business.

    We file quarterly and annual reports, proxy statements and certain other documents with the SEC. Any document we file with the SEC may be read and copied at the SEC's Public Reference Room located at 450 Fifth Street N.W., Washington DC 20549, and the public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our filings with the SEC are also available to the public from the SEC's website at http://www.sec.gov.

                                  LEGAL MATTERS

     Leagre Chandler & Millard LLP, Indianapolis, Indiana, will pass upon the legality of the securities offered by this prospectus and certain tax matters regarding the securities and the offering. Certain other legal matters in connection with this offering will be passed upon for the sales agent by Bose McKinney & Evans LLP, Indianapolis, Indiana. R. J. McConnell, one of our directors, is a partner in Bose McKinney & Evans LLP. Bose McKinney & Evans LLP has acted as counsel to us on matters unrelated to this offering.

                                     EXPERTS

     The audited consolidated financial statements of First Shares Bancorp, Inc. and First Bank as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, included in this prospectus and elsewhere in the registration statement, have been audited by Crowe, Chizek and Company LLP, independent public accountants, as indicated in their reports with respect thereto and included herein in reliance upon the authority of said firm as experts in giving said reports.

                          INDEX TO FINANCIAL STATEMENTS




Report of Independent Auditors...............................................................................F-2

Consolidated Balance Sheets, December 31, 2001 and December 31, 2000.........................................F-3

Consolidated Statements of Operations for the three-year period ended December 31, 2001......................F-4

Consolidated Statements of Changes in Shareholders' Equity for the three-year period ended December 31, 2001.................................................................................F-5

Consolidated Statements of Cash Flows for the three year period ended December 31, 2001......................F-6

Notes to Consolidated Financial Statements...................................................................F-7


                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
First Shares Bancorp, Inc.
Greenwood, Indiana

We have audited the accompanying consolidated balance sheets of First Shares Bancorp, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Shares Bancorp, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

                                                   Crowe, Chizek and Company LLP


Indianapolis, Indiana
January 9, 2002, except for Note 17
with respect to the proposed public
offering, as to which the date
is March 27, 2002.

                           FIRST SHARES BANCORP, INC.

                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 2001 AND 2000

              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)





                                  ASSETS
                                                                                            2001            2000
                                                                                         ---------       ---------
Cash and due from banks                                                                 $    5,227      $    3,394
Federal funds sold and other                                                                 1,081               -
                                                                                         ---------       ---------
     Cash and cash equivalents                                                               6,308           3,394
Securities available for sale                                                               22,881          15,772
Securities held to maturity (fair value of
  $277 in 2001 and 2000)                                                                       275             276
FHLB stock, at cost                                                                            670             670
Loans held for sale                                                                          2,759             494
Loans, net of allowance ($1,148 and $910)                                                   89,808          80,499
Premises and equipment, net                                                                  2,072           2,091
Intangible assets, net                                                                         119             163
Cash surrender value of life insurance                                                       2,293           2,189
Accrued interest receivable and other assets                                                   928             888
                                                                                         ---------       ---------
                                                                                          $128,113       $ 106,436
                                                                                         =========       =========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
     Noninterest-bearing deposits                                                         $ 11,253       $  10,177
     Interest-bearing deposits                                                             100,122          80,531
                                                                                          --------       ---------
        Total deposits                                                                     111,375          90,708
     Federal Home Loan Bank advances                                                         3,000           4,300
     Federal funds purchased                                                                     -           2,600
     Repurchase agreements                                                                   4,211               -
     Note payable                                                                            1,780           1,750
     Accrued interest payable and other liabilities                                            484             479
                                                                                          --------       ---------
                                                                                           120,850          99,837
Shareholders' equity
     Common stock, $.01 par value:  10,000,000 shares authorized,
       1,052,779 shares issued                                                                  11              11
     Additional paid in capital                                                              4,674           4,674
     Retained earnings                                                                       2,583           1,891
     Accumulated other comprehensive income/(loss)                                              (5)             23
                                                                                          --------       ---------
                                                                                             7,263           6,599
                                                                                          --------       ---------
                                                                                          $128,113       $ 106,436
                                                                                         =========       =========


                             See accompanying notes.

                           FIRST SHARES BANCORP, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                               2001           2000           1999
                                                                             -------        -------         -------
Interest income
    Loans, including related fees                                           $  7,755       $  6,353        $  3,157
    Taxable securities                                                         1,313          1,105             555
    Nontaxable securities                                                         41             51              77
    Other                                                                         55             87             122
                                                                             -------        -------         -------
                                                                               9,164          7,596           3,911
Interest expense
    Deposits                                                                   4,456          3,936           1,785
    Other                                                                        348            399              32
                                                                             -------        -------         -------
                                                                               4,804          4,335           1,817
NET INTEREST INCOME                                                            4,360          3,261           2,094
Provision for loan losses                                                        331            417             280
                                                                             -------        -------         -------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                            4,029          2,844           1,814
Noninterest income
    Service charges on deposit accounts                                          317            187             128
    Mortgage banking activity                                                    451            143               8
    Increase in cash surrender value of life insurance                           117             93              27
    Net gain on sale of securities                                                63              -               -
    Other                                                                        154             83              35
                                                                             -------        -------         -------
                                                                               1,102            506             198
Noninterest expenses
    Salaries and employee benefits                                             2,559          2,334           1,615
    Occupancy                                                                    355            362             151
    Equipment and data processing                                                378            384             253
    Core deposit amortization                                                     44             44              44
    Postage, freight and express                                                  88             67              44
    Advertising                                                                   87            125             117
    Stationery and office supplies                                                79             93              57
    Telephone                                                                    117            123              64
    Committee and director fees                                                   44             45              46
    Other                                                                        688            631             303
                                                                             -------        -------         -------
                                                                               4,439          4,208           2,694
                                                                             -------        -------         -------
INCOME (LOSS) BEFORE INCOME TAXES                                                692           (858)           (682)
Income tax benefit                                                                 -              -             (73)
                                                                                  --             --            ----
NET INCOME (LOSS)                                                           $    692        $  (858)        $  (609)
                                                                            ========        =======         =======
Earnings/(loss) per share:
    Basic                                                                   $   0.66         $(1.08)        $  (.97)
    Diluted                                                                     0.65          (1.08)           (.97)




                             See accompanying notes.

                           FIRST SHARES BANCORP, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)




                                                                             Accumulated
                                                  Additional                    Other                      Total
                                    Common         Paid-in       Retained   Comprehensive   Treasury    Shareholders'
                                    Stock          Capital       Earnings   Income (Loss)      Stock       Equity
                                 --------          -------       --------   -------------      -----       ------
BALANCE AT JANUARY 1, 1999      $       6           $1,089       $3,447     $     27           (84)        $4,485
Comprehensive loss:
    Net loss                            -                -         (609)           -             -           (609)
    Changes in unrealized
      gain/(loss)                       -                -            -         (174)            -           (174)
                                                                                                             -----
       Total comprehensive
         loss                           -                -            -             -            -           (783)
Cash dividends
      ($.13 per share)                  -                -          (89)           -             -            (89)
Sale of 121,830 shares at
      $8.19 per share                   1              996            -            -             -            997
Purchase of treasury stock
      (2,898 shares)                    -                -            -            -           (23)           (23)
Retirement of treasury
      stock                             -             (107)           -            -           107              -
Stock options outstanding               -               10            -            -             -             10
                                       --              ---           --           --            --            ---
BALANCE AT DECEMBER 31, 1999            7            1,988        2,749         (147)            -          4,597
Comprehensive loss:
    Net loss                            -                -         (858)           -             -           (858)
    Change in unrealized
      gain/(loss)                       -                -            -          170             -            170
                                                                                                             ----
       Total comprehensive
          loss                          -                -            -            -             -           (688)
Proceeds from sale of stock
       (388,267 shares)                 4            2,686            -            -             -          2,690
                                       --           ------           --           --            --          -----
BALANCE AT DECEMBER 31, 2000           11            4,674        1,891           23             -          6,599
Comprehensive income:
    Net income                          -                -          692            -             -            692
    Change in unrealized
      gain/(loss)                       -                -            -          (28)            -            (28)
                                                                                                             ----
       Total comprehensive
          income                        -                -            -          664             -              -

BALANCE AT DECEMBER 31, 2001    $      11           $4,674       $2,583    $      (5)          $ -         $7,263
                                =========           ======       ======    =========           ===         ======





                             See accompanying notes.

                           FIRST SHARES BANCORP, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                          (DOLLAR AMOUNTS IN THOUSANDS)


                                                                              2001            2000         1999
                                                                             -------        -------      -------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)                                                       $    692       $   (858)    $   (609)
    Adjustments to reconcile net income (loss)
      to net cash from operating activities:
       Depreciation and amortization                                             295            311          171
       Provision for loan losses                                                 331            417          280
       Stock option compensation expense                                           -              -           10
       Discount (accretion) and premium amortization                               4             (3)          13
       Amortization of intangible asset                                           44             43           44
       Net realized loss on disposal of fixed assets                               -             25            -
       Net realized (gain) loss on sale of securities                            (63)             -            -
       Changes in assets and liabilities:
          Loans held for sale                                                 (2,265)           107         (601)
          Interest receivable and other assets                                   (40)          (425)          85
          Interest payable and other liabilities                                  24             82          126
                                                                             -------        -------      -------
              Net cash from operating activities                                (978)          (301)        (481)
CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from sales, maturities and paydowns of securities
      available for sale                                                      23,734         18,050        5,941
    Proceeds from maturities of securities held to maturity                        -            343          715
    Purchases of securities available for sale                               (30,830)       (16,665)     (14,579)
    Purchase of Federal Home Loan Bank stock                                       -           (541)          (3)
    Loans made to customers net of payments received                          (9,640)       (35,920)     (18,971)
    Premises and equipment purchases                                            (276)          (731)      (1,212)
    Purchase of life insurance                                                     -         (1,751)           -
    Increase on cash surrender value of life insurance                          (104)             -            -
                                                                             -------        -------      -------
       Net cash from investing activities                                    (17,116)       (37,215)     (28,109)
CASH FLOWS FROM FINANCING ACTIVITIES
    Change in deposit accounts                                                20,667         27,721       24,880
    Change in repurchase agreements                                            4,211              -            -
    Proceeds from Federal Home Loan Bank advances                              2,000          3,500        2,300
    Payments on Federal Home Loan Bank advance                                (3,300)             -       (1,500)
    Dividends paid                                                                 -              -          (89)
    Sale of common stock                                                           -          2,690          997
    Net purchase/reissue of treasury stock                                         -              -          (23)
    Change in federal funds purchased                                         (2,600)         2,600            -
    Draws on note payable                                                         30          1,750            -
                                                                             -------        -------      -------
       Net cash from financing activities                                     21,008         38,261       26,565
                                                                             -------        -------      -------
Net change in cash and cash equivalents                                        2,914            745       (2,025)
Cash and cash equivalents at beginning of year                                 3,394          2,649        4,674
                                                                             -------        -------      -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                     $ 6,308        $ 3,394      $ 2,649
                                                                             =======        =======      =======
Supplemental disclosures of cash flow information Cash paid during the year for:
       Interest                                                              $ 4,814        $ 4,289      $ 1,724
       Income taxes paid/(received)                                                -           (128)          34



                             See accompanying notes.

                           FIRST SHARES BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of First Shares Bancorp, Inc. (the "Company") and its wholly-owned subsidiary, First Bank (the "Bank"). Intercompany balances and transactions are eliminated in consolidation. The Bank operates from six locations which generate commercial, mortgage and installment loans, and receive deposits from customers located primarily in Johnson, Morgan and Brown Counties of Indiana. The majority of the Bank's income is derived from commercial and retail lending activities and investments. The majority of the Bank's loans are secured by specific items of collateral including business assets, real property and consumer assets.

    USE OF ESTIMATES: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and the fair values of financial instruments are particularly subject to change.

    SECURITIES: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income
(loss). Other securities such as Federal Home Loan Bank stock are carried at cost. Interest and dividend income, adjusted by amortization of purchase premium or discount, is included in earnings. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

    LOANS: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

    Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

    ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of the loan is confirmed.

    A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from collateral.

    PREMISES AND EQUIPMENT: Asset cost is reported net of accumulated depreciation. Depreciation expense is calculated on the straight-line method over asset useful lives.

    LONG-TERM ASSETS: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

                           FIRST SHARES BANCORP, INC.

                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1 - CONTINUED

    INCOME TAXES: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

    LOSS CONTINGENCIES: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

    INTANGIBLE ASSETS: Intangible assets consist entirely of a core deposit intangible from a 1995 branch acquisition which is being amortized over its estimated 10 year life.

    CASH FLOWS: Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions.

    STOCK COMPENSATION: Expense for employee compensation under stock option plans is reported when options are granted below market price at grant date. In addition, pro forma disclosures of net income and earnings per share are shown using the fair value method to measure expense for options granted, using an option pricing method to estimate fair value.

    EARNINGS PER SHARE: Earnings per share is based on weighted-average common shares outstanding. Diluted earnings per share includes the dilutive effect of additional potential shares issuable under outstanding options. Earnings and dividends per share, and other financial information, are restated for all stock splits and dividends through the date of issue of the financial statements.


    EQUITY TRANSACTIONS: On January 21, 2000, the Company declared a 6:1 stock split. On February 11, 2000, the shareholders approved a change in authorized shares to 10,000,000 and set a par value at $.01 per share. In June 2000, the Company initiated its first public offering of common shares, issuing 388,267 shares at $8.50 per share, raising gross proceeds of $3,300 and net proceeds of $2,690 after $610 of expenses.


    COMPREHENSIVE INCOME (LOSS): Comprehensive income consists of net income
(loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale which are also recognized as a separate component of equity.

    FAIR VALUE OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

    DIVIDEND RESTRICTION: Banking regulations require the maintenance of certain capital levels that may limit the amount of dividends which may be paid by the Bank to the Company or by the Company to its shareholders.

    OPERATING SEGMENT: While the Company's chief decision-makers monitor the revenue streams of the various Company products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's financial service operations are considered by management to be aggregated in one reportable operating segment.

    REPURCHASE AGREEMENTS: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

                           FIRST SHARES BANCORP, INC.

                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1 - CONTINUED

     FINANCIAL INSTRUMENTS: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represent the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

    NEW ACCOUNTING PRONOUNCEMENTS: A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not have a material effect on the Company's financial statements.

NOTE 2 - SECURITIES

    The fair values of available for sale securities and the related gains and losses recognized in accumulated other comprehensive income (loss) were as follows at December 31:


                                                                                        Gross          Gross
                                                                          Fair       Unrealized      Unrealized
                                                                          Value         Gains          Losses
                                                                         -------       --------       --------
2001
     U.S. Treasury and government
       agency securities                                                 $12,547      $     156      $    (112)
     Obligations of states and
       political subdivisions                                                616              -            (11)
     Other securities                                                      1,792              6            (14)
     Mortgage backed securities                                            7,926             37            (72)
                                                                         -------       --------       --------
                                                                         $22,881      $     199       $   (209)
                                                                         =======      =========       ========
2000
     U.S. Treasury and government
       agency securities                                                 $12,974     $       71     $      (14)
     Obligations of states and
       political subdivisions                                                721              -            (18)
     Other securities                                                      1,477             18            (15)
     Mortgage backed securities                                              600              -             (4)
                                                                         -------       --------       --------
                                                                         $15,772     $       89     $      (51)
                                                                         =======     ==========     ==========

The carrying amount, unrecognized gains and losses and fair value of securities held to maturity were as follows:

                                                                          Gross            Gross
                                                        Carrying       Unrealized       Unrealized         Fair
                                                          Value           Gains           Losses           Value
                                                          -----           -----           ------           -----
2001
Obligations of states and
  political subdivisions                                  $275           $    2          $     -            $277
                                                          ====           ======          =======            ====


                           FIRST SHARES BANCORP, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 2 - CONTINUED


                                                                          Gross            Gross
                                                        Carrying       Unrealized       Unrealized         Fair
                                                          Value           Gains           Losses           Value
                                                          -----           -----           ------           -----
2000
Obligations of states and
     political subdivisions                                $276          $    1           $     -           $277
                                                           ====          ======           =======           ====



    The carrying value and fair value of debt securities, if different, at December 31, 2001, by contractual maturity, are shown below. Securities not due at a single maturity date, primarily mortgage backed securities, are shown separately.


                                                                  Available for Sale           Held to Maturity
                                                                  ------------------      -----------------------
                                                                         Fair              Carrying         Fair
                                                                         Value              Value          Value
                                                                       -------            --------       --------
     Due in one year or less                                          $  1,032           $     275      $     277
     Due after one year through five years                               4,122                   -             -
     Due after five years through ten years                              5,688                   -             -
     Due after ten years                                                 4,113                   -             -
     Mortgage backed securities                                          7,926                   -             -
                                                                        ------                  --            --
                                                                       $22,881           $     275     $     277
                                                                       =======           =========     =========


    Information about the sales of securities available for sale follows:

                                                                            2001              2000          1999
                                                                           -----             -----         -----
     Proceeds                                                             $6,113            $5,315        $1,192
     Gross realized gains                                                     65                 1             7
     Gross realized losses                                                     2                 1             7


    Securities pledged at year-end 2001 and 2000 had a carrying value of $8,543 and $2,506 and were pledged to secure repurchase agreements and federal funds purchased.

NOTE 3 - LOANS

    Total loans are comprised of the following at December 31:


                                                                                         2001              2000
                                                                                        ------            ------
     Commercial                                                                        $19,606           $19,047
     Commercial Real Estate                                                             12,725             6,902
     Residential Real Estate                                                            24,537            20,227
     Construction                                                                       10,292            12,148
     Consumer                                                                           23,796            23,085
                                                                                       -------           -------
                                                                                        90,956            81,409
     Less: allowance for loan losses                                                    (1,148)             (910)
                                                                                       -------           -------
         Loans, net                                                                    $89,808           $80,499
                                                                                       =======           =======


                           FIRST SHARES BANCORP, INC.

                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 4 - ALLOWANCE FOR LOAN LOSSES

    An analysis of the allowance for loan losses follows:

                                                                         2001            2000              1999
                                                                       ------           ------            ------
     Balance, January 1                                               $   910          $   549           $   346
     Provision charged to operations                                      331              417               280
     Loans charged off                                                   (167)            (139)             (169)
     Recoveries                                                            74               83                92
                                                                       ------           ------            ------
     Balance, December 31                                              $1,148          $   910           $   549
                                                                       ======          =======           =======


    Impaired loans were as follows:

                                                                                          2001            2000
                                                                                          ----            ----
     Year-end loans with no allowance for loan losses allocated                           $214          $    -
     Year-end loans with allowance for loan losses allocated                                32               -
     Amount of the allowance allocated                                                      15               -
     Average of impaired loans during the year                                             211               -
     Interest income recognized during impairment                                            -               -
     Cash-basis interest income recognized                                                   -               -



NOTE 5 - PREMISES AND EQUIPMENT

    Premises and equipment consists of the following at December 31:

                                                                                        2001            2000
                                                                                       -------        --------
     Land                                                                             $     26       $      26
     Buildings and improvements                                                            770             755
     Leasehold improvements                                                                581             573
     Furniture and equipment                                                             1,914           1,664
                                                                                        ------          ------
         Total                                                                           3,291           3,018
     Accumulated depreciation                                                           (1,219)           (927)
                                                                                       -------           -----
                                                                                        $2,072          $2,091
                                                                                        ======          ======


    Depreciation expense was $295, $311 and $149 for 2001, 2000 and 1999.

NOTE 6 - DEPOSITS

    Certificates of deposit in denominations of $100 or more totaled $28,861 and $20,615 at December 31, 2001 and 2000.

    At year-end 2001, scheduled maturities of time deposits were as follows:


                           2002                                                  $42,914
                           2003                                                   20,065
                           2004                                                      729
                           2005                                                    1,044
                           2006                                                      563
                           Thereafter                                                106
                                                                                  ------
                                                                                 $65,421


    Deposits from principal officers, directors, and their affiliates at year end 2001 and 2000 were $4,021 and $4,123.

                           FIRST SHARES BANCORP, INC.

                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES AND NOTE PAYABLE

    At year-end, advances from the Federal Home Loan Bank were as follows:


                                               Fixed
           Maturity Date                   Interest Rate                            2001            2000
         ------------------                -------------                          ------           ------
         September 10, 2001                  6.88%                               $     -          $   800
         April 2, 2001                       6.30%                                     -            1,000
         June 19, 2001                       6.30%                                     -            1,500
         January 23, 2006                    4.73%                                 1,000                -
         March 7, 2007                       4.75%                                 1,000                -
         December 27, 2010                   5.30%                                 1,000            1,000
                                                                                  ------           ------
                                                                                  $3,000           $4,300
                                                                                  ======           ======


    The advances are due at maturity, but may be repaid at various dates without penalty, require monthly interest payments and are collateralized by first mortgage loans under a blanket lien arrangement. The only required principal payment during the next five years is $1,000 for the January 23, 2006 advance.

    The Company maintains a line of credit with a financial institution. The Company has $2,000 available under the line, with $1,780 and $1,750 outstanding at December 31, 2001 and 2000. The outstanding balance accrues interest at LIBOR plus 1.75% (the interest rate was 3.9175% at December 31, 2001). The line matures July 31, 2002 and is secured by the Bank's stock and other assets of the Company and carries the secured personal guaranty of a director.

NOTE 8 - EMPLOYEE BENEFIT PLANS

    The Bank maintains a 401(k) retirement plan in which substantially all employees may participate. Employee contributions are limited to a maximum of 15% of their salary. The Plan allows for employer matching contributions up to 6% of an employee's compensation and employer discretionary contributions. The Bank's contributions to the Plan become 20% vested after each year of service and are fully vested after 5 years. Total 401(k) contributions charged to expense were $43, $47 and $18 in 2001, 2000 and 1999.

    The Bank has a deferred compensation plan for the benefit of certain directors. Under the plan, the Bank agrees, in return for the directors deferring the receipt of a portion of their current compensation, to pay a retirement benefit computed as the amount of the compensation deferred plus accrued interest at a variable rate. Accrued benefits payable totaled $161 and $128 at December 31, 2001 and 2000. The Bank purchased life insurance on the directors. The cash surrender value of that insurance was $456 and $447 at December 31, 2001 and 2000.

NOTE 9 - INCOME TAXES

    Income tax expense/(benefit) consists of the following:

                                                                        2001             2000             1999
                                                                       ------           ------           ------
     Current payable/(receivable)                                     $     -          $     -           $ (74)
     Deferred income tax                                                  208             (418)           (193)
     Change in valuation allowance                                       (208)             418             194
                                                                       ------           ------           ------
         Income tax expense/(benefit)                                 $     -          $     -           $ (73)
                                                                      =======          =======           =====


                           FIRST SHARES BANCORP, INC.

                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 9 - CONTINUED

    The following is a reconciliation of income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income/(loss) before income taxes for December 31:


                                                                        2001            2000              1999
                                                                      -------          -------           -----
     Statutory rate applied to income/(loss) before income taxes        $ 235            $(292)          $(232)
     Add (deduct)
         Tax-exempt interest income, net                                  (12)             (14)            (22)
         Life insurance                                                   (40)             (27)            (14)
         Other                                                             27              (85)              1
     Valuation Allowance                                                 (210)             418             194
                                                                      -------          -------           -----
         Total income tax expense/(benefit)                          $      -         $      -          $  (73)
                                                                     ========         ========          ======


    Deferred tax assets and liabilities as of December 31, 2001 and 2000, are comprised of the following components:


                                                                                         2001            2000
                                                                                        ------           -----
     Deferred tax assets:
         Allowance for loan losses                                                        $370            $276
         Core deposit                                                                       53              45
         Net unrealized loss on securities available for sale                                4               -
         Net operating loss carryforward                                                   253             590
         Deferred compensation                                                              63               -
         Other                                                                              27              26
                                                                                        ------           -----
              Total deferred tax assets                                                    770             937
     Deferred tax liabilities:
         Depreciation                                                                     (194)           (132)
         Accrual to cash                                                                  (168)           (193)
         Net unrealized gain on securities available for sale                                -             (15)
                                                                                        ------           -----
              Total deferred liabilities                                                  (362)           (340)
     Valuation allowance                                                                  (404)           (612)
                                                                                        ------           -----
         Net deferred tax asset/(liability)                                             $    4           $ (15)
                                                                                        ======           =====


    A net operating loss of approximately $599 is being carried forward which expires in 2015.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

    In the ordinary course of business, the Bank has guarantees and commitments to extend credit which are not reflected in the balance sheet. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank uses the same credit policy to make such commitments as it does for on-balance sheet items. At December 31, 2001 and 2000, unused lines of credit and standby letters of credit totaled $9,441 and $11,392. Interest rates on these commitments are primarily variable. Since many commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower, and may include accounts receivable, inventory, property, land and other items.

    At year-end 2001 and 2000, reserves of $317 and $316 were required as deposits with the Federal Reserve or as cash on hand. These reserves do not earn interest.

                           FIRST SHARES BANCORP, INC.

                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 10 - CONTINUED

    The Bank leases branch facilities under operating leases expiring in various years through 2006. Expense for leased premises was $139, $124 and $48 for 2001, 2000 and 1999.

    During 2001, the Bank entered into a lease agreement with an entity owned by a director for a branch facility. The lease terms require annual payments of $56, with the lease expiring 2006. Amounts paid to related parties under this lease totaled $4 for 2001.

    Future minimum lease payments are as follows:

                           2002                                                     $119
                           2003                                                      104
                           2004                                                       68
                           2005                                                       56
                           2006                                                       52
                                                                                    ----
                           Total                                                    $399
                                                                                    ====

     During 1999, the Company entered into employment contracts with certain executive officers. The contracts have an initial term of three years, with the expiration extended an additional year at each annual anniversary date. The contracts provide for severance payments and other benefits, the amount of which depends upon the nature of the separation. No amount is accrued at December 31, 2001 or 2000 under these agreements.

NOTE 11 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

     The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices.

     The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

     The Bank was categorized as well capitalized as of December 31, 2001.


                                                                          2001
                                            ----------------------------------------------------------------------
                                                                                                   Minimum Required
                                                                                                    To Be Well
                                                                      Minimum Required           Capitalized Under
                                                                         For Capital             Prompt Corrective
                                                  Actual              Adequacy Purposes         Action Regulations
                                            ------------------        ------------------        ------------------
                                            Amount       Ratio        Amount       Ratio        Amount       Ratio
                                            ------       -----        ------       -----        ------       -----
Total capital (to risk weighted assets)     $10,048      10.18%       $ 7,892       8.00%        $ 9,866     10.00%

Tier 1 capital (to risk weighted assets)   $  8,900       9.02%       $ 3,946       4.00%        $ 5,919      6.00%

Tier 1 capital (to average assets)         $  8,900       6.95%       $ 5,121       4.00%        $ 6,401      5.00%


                           FIRST SHARES BANCORP, INC.

                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 11 - CONTINUED

                                                                          2001
                                            ----------------------------------------------------------------------
                                                                                                   Minimum Required
                                                                                                    To Be Well
                                                                      Minimum Required           Capitalized Under
                                                                         For Capital             Prompt Corrective
                                                  Actual              Adequacy Purposes         Action Regulations
                                            ------------------        ------------------        ------------------
                                            Amount       Ratio        Amount       Ratio        Amount       Ratio
                                            ------       -----        ------       -----        ------       -----
Total capital (to risk weighted assets)      $8,892      10.14%        $7,018       8.00%         $8,773     10.00%

Tier 1 capital (to risk weighted assets)     $7,982       9.10%        $3,509       4.00%         $5,264      6.00%

Tier 1 capital (to average assets)           $7,982       7.87%        $4,055       4.00%         $5,069      5.00%



NOTE 12 - STOCK OPTIONS

    The Company has established two separate stock option plans, the 1996 plan and the 1999 plan, which provide for the issue of up to 141,000 total options. At grant date, 25% of the options granted to employees are available for immediate exercise with the balance vesting at 25% per year over the next three years. The options granted to directors were fully vested at grant date. The options expire either five or seven years from the grant date. Compensation cost recognized for stock options was $0, $0, and $10 for 2001, 2000 and 1999.

    A summary of the activity in the plan is as follows.




                                               2001                      2000                        1999
                                          -----------------       -------------------          ------------------
                                                    Weighted                  Weighted                    Weighted
                                                     Average                   Average                     Average
                                                    Exercise                  Exercise                    Exercise
                                          Shares      Price        Shares       Price          Shares       Price
                                          ------      -----       -------       -----          ------       -----
Outstanding at beginning of year          72,000      $7.97       108,000       $7.54          48,000       $6.67
Granted                                   37,000       6.50             -           -          60,000        8.23
Exercised                                      -           -            -           -               -           -
Forfeited                                 (3,000)      6.67       (36,000)       6.67               -           -
                                         -------      -----       -------       -----              --          --
Outstanding at end of year               106,000      $7.49        72,000       $7.97         108,000       $7.54
                                         =======      =====      ========       =====         =======       =====
Weighted average fair value per
  option granted during the year         $ 1.95                   $     -                       $1.75
                                         ======                   =======                       =====




 Options outstanding at year-end 2001 were as follows.


                                                            Outstanding                      Exercisable
                                                       ---------------------            ------------------------
                                                                 Weighted Average                        Weighted
                                                                     Remaining                            Average
                   Exercise                                         Contractual                          Exercise
                   Prices                              Number          Life             Number             Price
                   ------                              ------      ---------            -------            -----
                   $  6.67                               9,000     1.9 years              9,000           $6.67
                   $  8.23                              60,000     2.4 years             45,000            8.23
                   $  6.50                              37,000     6.3 years             25,000            6.50
                                                       -------                          -------
                   Outstanding at year end             106,000     3.7 years             79,000            7.33
                                                       =======                          =======

                           FIRST SHARES BANCORP, INC.

                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 12 - CONTINUED

    Had compensation cost for stock options been measured using the fair value method, net income and earnings per share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted.

                                                                        2001              2000             1999
                                                                        ----              -----           -----
     Pro forma net income (loss)                                       $ 647             $ (874)         $ (644)
     Pro forma basic earnings (loss) per share                           .61              (1.10)          (1.03)
     Pro forma diluted earnings (loss) per share                         .61              (1.10)          (1.03)


     The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date. There were no options granted in 2000.

                                                                        2001              2000           1999
                                                                       -----              -----        -------
     Risk-free interest rate                                            5.11%                -%          5.66%
     Expected option life                                             7 years                -         7 years
     Expected stock price volatility                                        -                -              -
     Dividend yield                                                        -%                -%          1.63%



NOTE 13 - EARNINGS (LOSS) PER SHARE

    A reconciliation of the numerators and denominators used to compute earnings per share is presented below:


                                                                      2001           2000             1999
                                                                   -----------    ----------      ------------
     Earnings (loss) per share
         Net income (loss)                                        $        692   $      (858)    $        (609)
                                                                   ===========    ==========      ============
         Weighted average shares outstanding                         1,052,779       793,823           627,372
                                                                     =========       =======           =======
              Earnings (loss) per share                           $       0.66   $     (1.08)    $        (.97)
                                                                   ===========    ==========      ============
     Diluted
         Net income (loss)                                        $        692   $      (858)     $       (609)
                                                                  ============   ============     ============
         Weighted average common shares
           outstanding for basic earnings per
           common share                                              1,052,779       793,823           627,372
         Add:  Dilutive effects of assumed
           exercises of stock options                                    9,061              -                -
                                                                        ------             --               --
         Average shares and dilutive potential
           common shares                                             1,061,840        793,823          627,372
                                                                     =========       ========         ========
     Diluted earnings (loss) per common share                    $         .65   $     (1.08)    $        (.97)
                                                                 =============   ===========     =============


     Stock options for 60,000, 72,000 and 108,000 shares of common stock were not considered in computing diluted earnings (loss) per common share for 2001, 2000 and 1999 because they were antidilutive.

                           FIRST SHARES BANCORP, INC.

                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 14 - OTHER COMPREHENSIVE INCOME

    Other comprehensive income components and related taxes were as follows:


                                                                        2001             2000             1999
                                                                      -------           ------            ----
     Unrealized holding gains (losses) on
       securities available-for-sale                                  $    15           $  281           $(287)
     Less reclassification adjustments for gains
       and losses later recognized in income                              (63)               -               -
                                                                      -------           ------            ----
         Net unrealized gains (losses)                                    (48)             281            (287)
     Tax effect                                                            20             (111)            113
         Other comprehensive income (loss)                            $   (28)          $  170           $(174)
                                                                      =======           ======           =====



NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

    Carrying amount and estimated fair values of financial instruments were as follows at year-end.

                                                                    2001                            2000
                                                         -------------------------        -------------------------
                                                          Carrying          Fair           Carrying          Fair
                                                           Amount           Value           Amount           Value
                                                         --------         --------        --------         --------
Financial assets
     Cash and cash equivalents                          $   6,308        $   6,308       $   3,394        $   3,394
     Securities available for sale                         22,881           22,881          15,772           15,772
     Securities held to maturity                              275              277             276              277
     Loans held for sale                                    2,759            2,761             494              506
     Loans, net                                            89,808           92,557          80,499           81,254
     Federal Home Loan Bank stock                             670              670             670              670
     Accrued interest receivable                              713              713             784              784
Financial liabilities
     Deposits                                            (111,375)        (112,555)        (90,708)         (90,889)
     Federal Home Loan Bank advances                       (3,000)          (2,874)         (4,300)          (4,300)
     Accrued interest payable                                (220)            (220)           (234)            (234)
     Federal funds purchased                                    -                -          (2,600)          (2,600)
     Other borrowings                                      (5,991)          (5,991)         (1,750)          (1,750)


    The methods and assumptions used to estimate fair value are described as follows:

    Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing and repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements.

                           FIRST SHARES BANCORP, INC.

                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

    Condensed financial information of First Shares Bancorp, Inc. follows:



                            CONDENSED BALANCE SHEETS
                           December 31, 2001 and 2000


                                                                                             2001            2000
                                                                                           -------          ------
ASSETS
Cash and cash equivalents                                                                  $    25          $  176
Investment in banking subsidiary                                                             9,013           8,168
Other assets                                                                                     5               5
                                                                                            ------          ------
     Total assets                                                                           $9,043          $8,349
                                                                                            ======          ======
LIABILITIES AND EQUITY
Note payable                                                                                $1,780          $1,750
Shareholders' equity                                                                         7,263           6,599
                                                                                            ------          ------
     Total liabilities and shareholders' equity                                             $9,043          $8,349
                                                                                            ======          ======



                       CONDENSED STATEMENTS OF OPERATIONS
                        December 31, 2001, 2000 and 1999

                                                                             2001            2000             1999
                                                                             -----           -----           ------
Dividends from banking subsidiaries                                         $    -          $  100          $    89
Interest expense on other borrowings                                           113              82                -
Other income                                                                     3               -                2
Other expense                                                                   71              33              (25)
                                                                             -----           -----           ------
Income (loss) before income tax and undistributed
  subsidiary income                                                           (181)            (15)              66
Income tax expense (benefit)                                                     -               -                -
Equity in undistributed subsidiary income                                      873            (843)            (675)
                                                                             -----           -----            -----
Net income (loss)                                                            $ 692           $(858)           $(609)
                                                                             =====           =====            =====


                           FIRST SHARES BANCORP, INC.

                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 16 - CONTINUED

                       CONDENSED STATEMENTS OF CASH FLOWS
                        December 31, 2001, 2000 and 1999

                                                                             2001            2000             1999
                                                                           -------         -------          -------
Cash flows from operating activities
     Net income/(loss)                                                     $   692           $(858)           $(609)
     Adjustments:
         Stock option compensation expense                                       -               -                9
         Equity in undistributed subsidiary income                            (873)            843              675
         Change in other assets                                                  -              53              (19)
         Change in other liabilities                                             -             (64)              33
                                                                           -------         -------          -------
              Net cash from operating activities                              (181)            (26)              89
Cash flows from financing activities
     Contribution to subsidiary                                                  -          (4,275)          (1,000)
     Draws on note payable                                                      30           1,750                -
     Issuance of common stock                                                    -           2,690              997
     Net purchase/reissue of treasury stock                                      -               -              (23)
     Dividends paid                                                              -               -              (89)
                                                                           -------         -------          -------
         Net cash from financing activities                                     30             165             (115)
                                                                           -------         -------          -------
Net change in cash and cash equivalents                                       (151)            139              (26)
Beginning cash and cash equivalents                                            176              37               63
                                                                           -------         -------          -------
Ending cash and cash equivalents                                          $     25        $    176         $     37
                                                                          ========        ========         ========


NOTE 17 - PROPOSED PUBLIC OFFERING


    During the first quarter of 2002, the Company initiated a public offering of Debentures and Stock Purchase Contracts. The Company is seeking to raise a minimum of $2,500 (and a maximum of $5,000) through the sale of the securities. The Debentures are unsecured and subordinated, have a term of approximately 9 years, and accrue interest at 8% per annum payable quarterly in arrears. The Debentures mature on July 1, 2011, but are redeemable by the Company at any time prior to their maturity. The Stock Purchase Contracts require a purchaser to buy common shares of the Company at $10 per share on January 1, 2011. A purchaser may elect to purchase the common shares of the Company at any time prior to that date at the same price per share. The Stock Purchase Contracts will be cancelled in the event the Debentures are redeemed. The offering is being made on a "best efforts" basis.

             ------------------------------------------------------
             ------------------------------------------------------

     WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE YOU WRITTEN INFORMATION OTHER THAN THIS PROSPECTUS OR TO MAKE REPRESENTATIONS AS TO MATTERS NOT STATED IN THIS PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THOSE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY SALES MADE HEREUNDER AFTER THE DATE OF THIS PROSPECTUS SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THE AFFAIRS OF THE COMPANY HAVE NOT CHANGED SINCE THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   11
Market Price Data.....................   11
Dividends.............................   11
Capitalization........................   12
Summary Consolidated Financial and
  Other Data..........................   13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   15
Business..............................   26
Management............................   31
Principal Shareholders................   35
Certain Relationships and Related
  Transactions........................   37
Supervision and Regulation............   37
Description of Debentures and Equity
  Contracts...........................   44
Certain Federal Income Tax
  Consequences........................   56
The Offering..........................   58
Where You Can Find Additional
  Information.........................   61
Legal Matters.........................   61
Experts...............................   61
Index to Financial Statements.........  F-1


             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------


                         $5,000,000 IN PRINCIPAL AMOUNT

                         OF 8% REDEEMABLE SUBORDINATED

                          DEBENTURES DUE JULY 1, 2011


                           CANCELABLE MANDATORY STOCK
                          PURCHASE CONTRACTS REQUIRING

                         THE PURCHASE OF $5,000,000 IN

                            COMMON SHARES AT $10 PER
                              SHARE NOT LATER THAN

                                JANUARY 1, 2011


                                  FIRST SHARES
                                 BANCORP, INC.
                           -------------------------

                                   PROSPECTUS
                           -------------------------

                                 DAVID A. NOYES
                                   & COMPANY


                                 April 5, 2002


             ------------------------------------------------------
             ------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 1.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     First Shares Bancorp, Inc. is an Indiana corporation. First Shares' officers and directors are and will be indemnified under Indiana law and the amended Articles of Incorporation of First Shares against certain liabilities. Chapter 37 of The Indiana Business Corporation Law (the "IBCL") requires a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or an officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, against reasonable expenses, including counsel fees, incurred in connection with the proceeding. First Shares' amended Articles of Incorporation do not contain any provision prohibiting such indemnification.

     The IBCL also permits a corporation to indemnify a director, officer, employee or agent who is made a party to a proceeding because the person was a director, officer, employee or agent of the corporation against liability incurred in the proceeding if (i) the individual's conduct was in good faith and
(ii) the individual reasonably believed (A) in the case of conduct in the individual's official capacity with the corporation, that the conduct was in the corporation's best interests and (B) in all other cases, that the individual's conduct was at least not opposed to the corporation's best interests and (iii) in the case of a criminal proceeding, the individual either (A) had reasonable cause to believe the individual's conduct was lawful or (B) had no reasonable cause to believe the individual's conduct was unlawful. The IBCL also permits a corporation to pay for or reimburse reasonable expenses incurred before the final disposition of a proceeding and permits a court of competent jurisdiction to order a corporation to indemnify a director or officer if the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the person met the standards for indemnification otherwise provided in the IBCL.

     First Shares' amended Articles of Incorporation provide for certain additional limitations of liability and indemnification. The amended Articles of Incorporation provide that a director shall not be personally liable to First Shares or its shareholders for an action taken as a director, or any failure to take any action, unless (i) the director has breached or failed to perform the duties of the director's office in compliance with the Articles of Incorporation and (ii) the breach or failure to perform constitutes willful misconduct or recklessness. Another section of the amended Articles of Incorporation generally provides that any director or officer of First Shares or any person who is serving at the request of First Shares as a director, officer, employee or agent of another entity shall be indemnified and held harmless by First Shares to the fullest extent authorized by the IBCL against all expense, liability and loss (including attorneys' fees, judgments, fines certain employee benefits excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered in connection with a civil, criminal, administrative or investigative action, suit or proceeding to which such person is a party by reason of the person's service with or at the request of First Shares. This section of the amended Articles of Incorporation also provides such persons with certain rights to be paid by First Shares the expenses incurred in defending any such proceeding in advance of the final disposition and the right to enforce indemnification claims against First Shares by bringing suit against First Shares.

     First Shares' amended Articles of Incorporation authorize First Shares to maintain insurance to protect itself and any director, officer, employee or agent of First Shares or another corporation, partnership, joint venture, trust or other entity against expense, liability or loss, whether or not First Shares would have the power to indemnify such person against such expense, liability or loss under the IBCL. First Shares currently maintains such insurance.

ITEM 2.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.



Registration Fee------------------------------------------------          $ 750
NASD Fee--------------------------------------------------------          1,300
Printing and Engraving Expenses---------------------------------         15,000
Trustee's Fees--------------------------------------------------         15,500
Escrow Agent's Fees---------------------------------------------         12,000
Legal Fees and Expenses-----------------------------------------        228,000
Accounting Fees and Expenses------------------------------------         35,000
Blue Sky Fees and Expenses--------------------------------------         15,000
Miscellaneous  -------------------------------------------------          2,450
                                                                       --------
Total-----------------------------------------------------------       $325,000
                                                                       ========

ITEM 3.  UNDERTAKINGS.


     The undersigned registrant hereby undertakes that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in the prospectus, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 4.  UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

    On April 19, 1999, First Shares issued and sold the following number of shares of its common stock (as adjusted for the subsequent 6 for 1 stock split) at their book value to the following persons for the following cash consideration. These sales were made in reliance on the exemption from registration in Section 4(2) of the Securities Act of 1933, as amended.


                                                              NUMBER            CASH
PURCHASER                                                   OF SHARES     CONSIDERATION
---------                                                   ---------     -------------
Jerry R. Engle................................................44,280          $362,506
  President and Chief Executive Officer
John B. Ditmars...............................................12,216           100,008
  Executive Vice President
Frank A. Rogers...............................................47,334           387,508
  Chairman of the Board of Directors
Gary Lewis....................................................18,000           147,360
  Director


ITEM 5.  INDEX TO EXHIBITS.

     The following exhibits are filed with this Registration Statement:


     1              Form of Agency Agreement


     3.1 Amended and Restated Articles of Incorporation of First Shares Bancorp, Inc. (4)

     3.2            Amended and Restated Bylaws of First Shares Bancorp, Inc.
                    (3)

     4.1            Indenture

     4.2            Forms of Debentures (Included in Indenture)

     4.3            Equity Contract Agency Agreement

     4.4 Forms of Equity Contracts (Included as Exhibits to Equity Contract Agency Agreement)

     5 Opinion and consent of Leagre Chandler & Millard LLP regarding legality of the securities being registered

     8 Opinion of Leagre Chandler & Millard LLP regarding certain tax matters

     10.1           1996 Amended and Restated Stock Option Plan (5)

     10.2           1999 Amended and Restated Stock Option Plan (1)

     10.3           Employment Agreement of Jerry R. Engle (1)

     10.4           Amendment to Employment Agreement of Jerry R. Engle (2)

     10.5           Form of Director Deferred Compensation Agreements (1)

     10.6 Deferred Compensation Agreement dated October 26, 1999 between First Bank and H. Dean Hawkins and Termination of First Bank Deferred Compensation Agreement for H. Dean Hawkins dated January 31, 2000 (1)

     10.7 Lease Agreement dated March 29, 1999 between Greenwood ICC Realty, LLC and First State Bank (1)

     10.8           Lease dated April 12, 1999 between M. Kenton and Linda S.
                    Franklin and First State Bank (1)

     10.9 Lease dated December 8, 1999 between G & P Real Estate, LLC and First Bank (1)

     10.10 Lease Agreement dated January 23, 2002 between R & A Enterprises, Inc. and First Bank (5)

     10.11 Commercial Lease Agreement dated February 20, 2002 between Commercial 100, L.L.C. and First Bank (5)

     21             Subsidiaries of First Shares Bancorp, Inc. (1)

     23.1           Consent of Crowe, Chizek and Company LLP

     23.2           Consent of Leagre Chandler & Millard LLP (included in
                    Exhibit 5)

     24             Powers of Attorney (5)

     99             Securities Order Form & Certification (Subscription
                    Agreement) (5)

-------------------
(1) Previously filed as an exhibit to the registrant's registration statement on Form SB-2 (Commission File No. 333-31520) as filed with the SEC on March 2, 2000, and incorporated herein by reference.

(2) Previously filed as an exhibit to the registrant's Amendment No. 1 to registration statement on Form SB-2 (Commission File No. 333-31520) as filed with the SEC on April 7, 2000, and incorporated herein by reference.

(3) Previously filed as an exhibit to the registrant's Amendment No. 2 to registration statement of Form SB-2 (Commission File No. 333-31520) as filed on June 6, 2000, and incorporated herein by reference.

(4) Previously filed as an exhibit to the registrant's Amendment No. 3 to registration statement of Form SB-2 (Commission File No. 333-31520) as filed on June 14, 2000, and incorporated herein by reference.

(5) Previously filed as an exhibit to the registrant's registration statement on Form SB-2 (Commission File No. 333-83640) as filed on March 1, 2002, and incorporated herein by reference.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwood, State of Indiana, on April 5, 2002.

                                          FIRST SHARES BANCORP, INC.
                                          By: *
                                            ------------------------------------
                                               Jerry R. Engle
                                               President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on April 5, 2002, by the following persons in the capacities indicated.


            Signature                                   Title
            ---------                                   -----
/s/ Frank A. Rogers                              Chairman of the Board and Director
-------------------------------------------
Frank A. Rogers

          *                                      Director and President and
-------------------------------------------      Chief Executive Officer
Jerry R. Engle                                   (Principal Executive Officer)

          *                                      Executive Vice President
-------------------------------------------      and Chief Operating Officer
John B. Ditmars                                  (Principal Operating Officer)


/s/ Kimberly B. Kling                            Secretary, Treasurer and Chief
-------------------------------------------      Financial Officer
Kimberly B. Kling                                (Principal Accounting Officer)


/s/ Ralph M. Foley                               Director
-------------------------------------------
Ralph M. Foley


          *                                      Director
-------------------------------------------
H. Dean Hawkins


       *                                         Director
-------------------------------------------
Gary W. Lewis

          *                                      Director
-------------------------------------------
R. J. McConnell


/s/ William J. Meredith                          Director
-------------------------------------------
William J. Meredith


/s/ Norman D. Stockton                           Director
-------------------------------------------
Norman D. Stockton

  * By:  /s/ Kimberly B. Kling
      ---------------------------------
               Kimberly B. Kling, as
                     Attorney in Fact